| Form 1
Page 1
Execution
Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,
REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION
FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed
(MM/DD/YY):
06/26/2019 | OFFICIAL
USE
ONLY |

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant: **Nasdaq PHLX LLC**

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   FMC Tower, 2929 Walnut Street, Philadelphia, PA 19104

3. Provide the applicant's mailing address (if different):

   Office of General Counsel

   805 King Farm Blvd., Rockville, MD 20850

4. Provide the applicant's business telephone and facsimile number:

   Phone: 301-978-8400 / Fax: 301-978-8472

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   John Yetter   Vice President, Office of General Counsel   301-978-8497

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Edward S. Knight

   805 King Farm Blvd.

   Rockville, MD 20850

7. Provide the date applicant's fiscal year ends: **December 31**

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
   ☑ Limited Liability Company ☐ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 1/13/1972   (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: _____

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/26/19
(MM/DD/YY)

By: _____ (Signature)

Joan C. Conley   Nasdaq PHLX LLC
(Name of applicant)

Joan C. Conley, SVP & Corporate Secretary
(Printed Name and Title)

Subscribed and sworn before me this 21ˢᵗ day of _____, ____ by _____ (Notary Public)

My Commission expires 7/16/20 County of Montgomery, Maryland

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

4



805 KING FARM BLVD.
ROCKVILLE, MD 20850

June 26, 2019

Via Overnight Mail

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Form 1 – Amendments of June 26, 2019

Dear Sir of Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, Nasdaq PHLX LLC submits its annual amendment to Form 1. If you have any questions, please call me at 301-978-8493.

Sincerely,

Jonathan Cayne
Principal Associate General Counsel

Nasdaq PHLX LLC

EXHIBITS

Exhibit A   Articles of Incorporation, By-Laws, and Rules

The information is available at **http://nasdaqphlx.cchwallstreet.com**. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit B   All Written Rulings, Settled Practices having the effects of Rules and Interpretations.

The information is available at **http://nasdaqphlx.cchwallstreet.com**. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit C   Subsidiaries and Affiliates of the Exchange (as of 6/26/2019)

All information required under Exhibit C for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit C and is kept up-to-date and available to the Commission and the public upon request. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit D   Financial Statements for each Subsidiary and Affiliate of the Exchange (as of 6/26/2019)

The unconsolidated financial statements for the latest fiscal year that is required under Exhibit D for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit D and is kept up-to-date and available to the Commission and the public upon request.

Exhibit E   Operation of Electronic Trading System

Not applicable.

Exhibit F   Forms: Membership and Member

The information is available at **http://business.nasdaq.com/trade/US-Options/PHLX.html**. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit G   Forms: Financial Statements, Reports, or Questionnaires

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit H   Forms: Company Listings

Not applicable.

Exhibit I   Financial Statement of Exchange

The audited financial statements for Nasdaq PHLX are attached. The audited financial statements contained in the Form 10-K for Nasdaq, Inc. for the fiscal year ended December 31, 2018 are attached and are available at **https://www.sec.gov/Archives/edgar/data/1120193/000112019319000002/ndaq1231201810-k.htm**

Exhibit J   List of Officers, Governors, and Members of Standing Committees

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit K   List of Shareholders or Partners of the Exchange

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Nasdaq, Inc. is the sole shareholder of Nasdaq PHLX LLC, a Delaware corporation. All additional information required under Exhibit K for Nasdaq, Inc. can be found in the Amendments to Form 1 filed separately by The Nasdaq Stock Market, LLC. Nasdaq PHLX certifies that the information required under Exhibit K is kept up-to-date and is available to the Commission and the public upon request.

Exhibit L   Membership Criteria.

The information is available at **http://nasdaqphlx.cchwallstreet.com**. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit M   Membership Information

    This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit N   Schedule of Securities

    This information is kept up-to-date and available to the Commission and the public upon request.

Nasdaq PHLX LLC

FORM 1 – Amendment of June 2019

EXHIBIT C

Subsidiaries and Affiliates of the Exchange[1]

U.S. Entities

1. A.S.A.P. Advisor Services, Inc.

2. BoardVantage, Inc.

3. Boston Stock Exchange Clearing Corporation

4. BWise Internal Control, Inc. (sold 2019)

5. Channel Capital Group Inc.

6. Cinnober Americas Inc.

7. Consolidated Securities Source LLC

8. Content Services, LLC

9. Curzon Street Acquisition, LLC

10. Directors Desk, LLC

11. Dorsey, Wright & Associates, LLC

12. ETC Acquisition Corp.

13. eVestment Alliance Holdings, Inc.

14. eVestment Alliance Holdings, LLC

15. eVestment Alliance, LLC

16. eVestment, Inc.

17. ExactEquity, LLC

18. Execution Access, LLC

19. FinQloud LLC

20. FINRA/NASDAQ Trade Reporting Facility LLC

21. FTEN, Inc.

22. Fundspire, Inc.

23. Global Network Content Services, LLC

24. GlobeNewswire, Inc.

25. Granite Redux, Inc.

26. GraniteBlock, Inc

27. Inet Futures Exchange, LLC

---

[1] This list does not include not-for-profit entities or branches of any of the subsidiaries or affiliates.

28. International Securities Exchange Holdings, Inc.

29. ISE ETF Ventures LLC

30. Kleos Managed Services Holdings, LLC

31. Kleos Managed Services, L.P.

32. Longitude LLC

33. Nasdaq BX, Inc.

34. Nasdaq Capital Markets Advisory LLC

35. Nasdaq Commodities Clearing LLC

36. Nasdaq Corporate Services, LLC

37. Nasdaq Corporate Solutions, LLC

38. NASDAQ Energy Futures, LLC

39. Nasdaq Execution Services, LLC

40. NASDAQ Futures, Inc.

41. Nasdaq GEMX, LLC

42. NASDAQ Global, Inc.

43. Nasdaq, Inc.

44. Nasdaq Information, LLC

45. Nasdaq International Market Initiatives, Inc.

46. Nasdaq ISE, LLC

47. Nasdaq MRX, LLC

48. NASDAQ OMX (San Francisco) Insurance LLC

49. NASDAQ OMX BX Equities LLC

50. Nasdaq Technology Services, LLC

51. Norway Acquisition LLC

52. NPM Securities, LLC

53. HXSquare

54. Operations & Compliance Network, LLC

55. Public Plan IQ Limited Liability Company

56. SecondMarket Labs, LLC

57. SecondMarket Solutions, Inc.

58. SMTX, LLC

59. Strategic Financial Solutions, LLC

60. Sybenetix Inc.

61. The Nasdaq Options Market LLC

62. The NASDAQ Private Market, LLC

63. The Nasdaq Stock Market LLC

64. The Options Clearing Corporation

65. The Stock Clearing Corporation of Philadelphia

66. U.S. Exchange Holdings, Inc.

Non-U.S. Entities

1. 2157971 Ontario Ltd

2. AB Nasdaq Vilnius

3. AS eCSD Expert

4. AS Pensionikeskus AS

5. BoardVantage (HK) Limited (liquidated 2018)

6. BoardVantage (UK) Limited

7. BoardVantage Singapore Pte. Limited (liquidated 2018)

8. BWise B.V. (sold 2019)

9. BWise Beheer B.V. (sold 2019)

10. BWise Germany GmbH (sold 2019)

11. BWISE Holding B.V. (sold 2019)

12. Cinetics AB

13. Cinnober AB

14. Cinnober Financial Technology AB

15. Cinnober Financial Technology North AB

16. Clearing Control CC AB (liquidated 2017)

17. Curzon Street Holdings Limited

18. Ensoleillement Inc.

19. Egypt for Information Dissemination Company

20. Eignarhaldsfelagid Verdbrefathing hf. (liquidated 2018)

21. eVestment Alliance (UK) Limited

22. eVestment Alliance Australia Pty Ltd

23. eVestment Alliance Hong Kong Limited

24. Indxis Ltd

25. Irisium AB

26. Irisium Ltd

27. LLC "SYBENETIX UKRAINE"

28. Longitude S.A.

29. Marketwire China Holding (HK) Ltd.

30. Minium Financial Technology AB

31. Minium Financial Technology Ltd

32. Nasdaq (Asia Pacific) Pte. Ltd.

33. Nasdaq AB

34. Nasdaq Australia Holding Pty Ltd

35. Nasdaq Broker Services AB

36. Nasdaq Canada Inc.

37. Nasdaq Clearing AB

38. Nasdaq Copenhagen A/S

39. Nasdaq Corporate Solutions (India) Private Limited

40. Nasdaq Corporate Solutions International Limited

41. Nasdaq CSD Iceland hf.

42. Nasdaq CSD SE

43. Nasdaq CXC Limited

44. Nasdaq Exchange and Clearing Services AB

45. Nasdaq France SAS

46. Nasdaq Germany GmbH

47. Nasdaq Helsinki Ltd

48. Nasdaq Holding AB

49. Nasdaq Holding Denmark A/S

50. Nasdaq Holding Luxembourg Sárl

51. Nasdaq Iceland hf.

52. Nasdaq International Ltd

53.	Nasdaq Korea Ltd.
54.	Nasdaq Limited
55.	Nasdaq NLX Limited
56.	Nasdaq Nordic Ltd
57.	NASDAQ OMX Europe Ltd
58.	Nasdaq Oslo ASA
59.	Nasdaq Pty Ltd
60.	Nasdaq Riga, AS
61.	Nasdaq Stockholm AB
62.	Nasdaq Tallinn AS
63.	Nasdaq Technology (Japan) Ltd
64.	Nasdaq Technology AB
65.	Nasdaq Technology Canada Inc.
66.	Nasdaq Technology Energy Systems AS
67.	Nasdaq Technology Italy Srl
68.	Nasdaq Teknoloji Servisi Limited Sirketi
69.	Nasdaq Treasury AB
70.	Nasdaq Vilnius Services UAB
71.	OMX Netherlands B.V.
72.	OMX Netherlands Holding B.V.
73.	OMX Treasury Euro AB
74.	OMX Treasury Euro Holding AB
75.	PerTrac Financial Solutions Hong Kong Limited
76.	Quandl, Inc.
77.	Scila AB
78.	Shareholder.com B.V.
79.	Simplitium Ltd
80.	Simplitium Services Ltd
81.	SMARTS (Asia) Ltd
82.	SMARTS Broker Compliance Pty Ltd
83.	SMARTS Market Surveillance Pty Ltd

84. Sybenetix Limited

85. TopQ Software Limited

86. Whittaker & Garnier Limited

Nasdaq PHLX LLC

FORM 1 – Amendment of June 2019

EXHIBIT D

Nasdaq, Inc.

Unconsolidated Balance Sheet -The NASDAQ Stock Market LLC

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	104
Investments	34
Total Receivables - Net	137,830
Current Restricted Cash	-
Other Current Assets	172,110
Margin Deposits & Default Fund	-
Total Current Assets	**310,078**
Long Term Assets:	
Total Property and Equipment - Net	76,860
Goodwill	923,564
Other Intangibles	-
Non Current Deferred Taxes	14,808
Other Long Term Assets	43,422
Total Long Term Assets	**1,058,653**
Total Assets	**1,368,732**
LIABILITIES	
Total AP and Accrued Expenses	20,456
SEC 31a Payable to the SEC	85,057
Accrued Personnel Costs	53,514
Deferred Revenue	35,954
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	53,302
Current Debt Obligations	-
Current Liabilities	**248,283**
Total Long Term Debt	-
Non Current Deferred Tax Liability	59,282
Non-current deferred revenue	35,259
All Other Long Term Liabilities	4,704

Long Term Liabilities	99,244
Total Liabilities	347,526

EQUITY

Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	909,831
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	111,375
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	1,021,205
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	1,021,205
Total Liabilities Non Controlling Interest and Stockholders Equity	1,368,732

Nasdaq, Inc.
Unconsolidated Statement of Income -A.S.A.P. Advisor Services, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	1,470,054
Corporate Services	214,435
Global Information Services	241,167
Market Technology Revenues	7,001
Other Revenues	28,707
Total Revenues	1,961,364
COST OF REVENUES	
Liquidity Rebates	(887,041)
Brokerage, Clearance and Exchange Fees	(313,141)
Total Cost of Revenues	(1,200,182)
Revenues less Cost of Revenues	761,183

Operating Expenses:

Compensation and Benefits	137,804
Marketing and Advertising	13,336
Depr and Amortization	36,454
Professional and Contract Services	20,139
Computer Ops and Data Communication	59,259
Occupancy	15,300
Regulatory	8,301
General Administrative and Other	37,566
Merger Related Expenses Total	1,061
Total Operating Expenses	**329,220**
Operating Income	**431,963**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	2,911
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	434,873
Income Tax Provisions	73,816
Net Income	361,057
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**361,057**

Nasdaq, Inc.
Unconsolidated Balance Sheet -A.S.A.P. Advisor Services, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	373
Investments	-
Total Receivables - Net	6,335
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**6,708**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	20,841
Other Intangibles	-
Non Current Deferred Taxes	(575)
Other Long Term Assets	-
Total Long Term Assets	**20,266**
Total Assets	**26,974**
LIABILITIES	
Total AP and Accrued Expenses	26,913
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	17
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**26,930**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**26,930**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	1
Total Retained Earnings	43
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**44**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**44**
Total Liabilities Non Controlling Interest and Stockholders Equity	**26,974**

Nasdaq, Inc.
Unconsolidated Statement of Income -A.S.A.P. Advisor Services, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	381
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**381**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**381**

Operating Expenses:

Compensation and Benefits	(64)
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	58
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	55
Merger Related Expenses Total	0
Total Operating Expenses	**49**

Operating Income	**333**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	333

Income Tax Provisions	(321)

Net Income	654

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**654**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	13,637
Current Restricted Cash	-
Other Current Assets	33,710
Margin Deposits & Default Fund	-
Total Current Assets	**47,347**
Long Term Assets:	
Total Property and Equipment - Net	5,477
Goodwill	140,412
Other Intangibles	86,215
Non Current Deferred Taxes	6,182
Other Long Term Assets	344
Total Long Term Assets	**238,631**
Total Assets	**285,978**
LIABILITIES	
Total AP and Accrued Expenses	957
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,211
Deferred Revenue	19,500
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(429)
Current Debt Obligations	-
Current Liabilities	**21,239**
Total Long Term Debt	-
Non Current Deferred Tax Liability	25,049
Non-current deferred revenue	1,419
All Other Long Term Liabilities	2,661

Long Term Liabilities	29,129
Total Liabilities	50,368

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	196,516
Accumulated Other Comprehensive Income/(Loss)	(1)
Total Retained Earnings	39,095
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	235,610
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	235,610
Total Liabilities Non Controlling Interest and Stockholders Equity	285,978

Nasdaq, Inc.
Unconsolidated Statement of Income -BoardVantage, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	46,480
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	46,480
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	46,480

Operating Expenses:

Compensation and Benefits	8,019
Marketing and Advertising	0
Depr and Amortization	9,710
Professional and Contract Services	1,620
Computer Ops and Data Communication	1,573
Occupancy	1,356
Regulatory	0
General Administrative and Other	2,484
Merger Related Expenses Total	345
Total Operating Expenses	**25,109**

Operating Income	**21,370**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	(93)
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**21,277**

Income Tax Provisions	**5,582**

Net Income	**15,695**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**15,695**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	73
Margin Deposits & Default Fund	-
Total Current Assets	73
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	1,400
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	1,400
Total Assets	1,473
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(59)
Current Debt Obligations	-
Current Liabilities	(59)
Total Long Term Debt	-
Non Current Deferred Tax Liability	379
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	379
Total Liabilities	320

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,204
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,051)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	1,154
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	1,154
Total Liabilities Non Controlling Interest and Stockholders Equity	1,473

Nasdaq, Inc.
Unconsolidated Statement of Income -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	0

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**1**

Operating Income	**(1)**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**(1)**

Income Tax Provisions	**13**

Net Income	**(14)**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**(14)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BWise Internal Control, Inc. (sold 2019)
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	1,391
Investments	-
Total Receivables - Net	3,602
Current Restricted Cash	-
Other Current Assets	1,240
Margin Deposits & Default Fund	-
Total Current Assets	**6,232**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(91)
Other Long Term Assets	-
Total Long Term Assets	**(91)**
Total Assets	**6,142**
LIABILITIES	
Total AP and Accrued Expenses	313
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	722
Deferred Revenue	3,673
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(676)
Current Debt Obligations	-
Current Liabilities	**4,031**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(9)
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	(9)
Total Liabilities	4,023

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(2,315)
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	4,433
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	2,119
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	2,119
Total Liabilities Non Controlling Interest and Stockholders Equity	6,142

Nasdaq, Inc.
Unconsolidated Statement of Income -BWise Internal Control, Inc. (sold 2019)
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	11,672

Operating Expenses:

Compensation and Benefits	5,294
Marketing and Advertising	74
Depr and Amortization	0
Professional and Contract Services	4,797
Computer Ops and Data Communication	10
Occupancy	259
Regulatory	0
General Administrative and Other	450
Merger Related Expenses Total	0
Total Operating Expenses	**10,884**

Operating Income	**788**

Total Interest Income	6
Total Interest Expense	(26)
Dividend and Investment Income - Internal	12
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**768**

Income Tax Provisions	**203**

Net Income	**565**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**565**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Channel Capital Group Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	2,827
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**2,827**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	288
Other Intangibles	553
Non Current Deferred Taxes	(296)
Other Long Term Assets	-
Total Long Term Assets	**545**
Total Assets	**3,372**
LIABILITIES	
Total AP and Accrued Expenses	2,994
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	3
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**2,997**
Total Long Term Debt	-
Non Current Deferred Tax Liability	150
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	150
Total Liabilities	3,146

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	1
Total Retained Earnings	225
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	226
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	226
Total Liabilities Non Controlling Interest and Stockholders Equity	3,372

Nasdaq, Inc.
Unconsolidated Statement of Income -Channel Capital Group Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	(1)
Market Technology Revenues	0
Other Revenues	0
Total Revenues	(1)
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	(1)

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	40
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	17
Merger Related Expenses Total	0
Total Operating Expenses	**57**

Operating Income	**(58)**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**(58)**

Income Tax Provisions	**(207)**

Net Income	**150**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**150**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober Americas Inc.
(in thousands, unaudited)

Notes: New entity in 2019 - No data in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -Consolidated Securities Source LLC
(in thousands, unaudited)

Notes: No data in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -Content Services, LLC
(in thousands, unaudited)

Notes: New entity in 2018 - No data in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Acquisition, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	6
Total Assets	6
LIABILITIES	
Total AP and Accrued Expenses	6
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	6
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities — -

Total Liabilities — 6

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	-
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	-

Total Liabilities Non Controlling Interest and Stockholders Equity — 6

Nasdaq, Inc.
Unconsolidated Statement of Income -Curzon Street Acquisition, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	0

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	0
Net Income	0
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	1,892
Current Restricted Cash	-
Other Current Assets	65,523
Margin Deposits & Default Fund	-
Total Current Assets	**67,416**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6,573
Other Intangibles	387
Non Current Deferred Taxes	129
Other Long Term Assets	-
Total Long Term Assets	**7,089**
Total Assets	**74,505**
LIABILITIES	
Total AP and Accrued Expenses	18
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	6,968
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	107
Current Debt Obligations	-
Current Liabilities	**7,093**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,343
Non-current deferred revenue	77
All Other Long Term Liabilities	603

Long Term Liabilities	2,023
Total Liabilities	9,116

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,581
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	60,808
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	65,389
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	65,389
Total Liabilities Non Controlling Interest and Stockholders Equity	74,505

Nasdaq, Inc.
Unconsolidated Statement of Income -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	18,923
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	18,923
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	18,923

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	55
Professional and Contract Services	6
Computer Ops and Data Communication	156
Occupancy	0
Regulatory	0
General Administrative and Other	637
Merger Related Expenses Total	0
Total Operating Expenses	**855**

Operating Income	**18,068**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	18,068

Income Tax Provisions	**5,288**

Net Income	**12,780**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**12,780**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	96
Total Receivables - Net	3,922
Current Restricted Cash	-
Other Current Assets	78,070
Margin Deposits & Default Fund	-
Total Current Assets	**82,088**
Long Term Assets:	
Total Property and Equipment - Net	1,374
Goodwill	82,417
Other Intangibles	130,034
Non Current Deferred Taxes	(157)
Other Long Term Assets	42
Total Long Term Assets	**213,711**
Total Assets	**295,798**
LIABILITIES	
Total AP and Accrued Expenses	1,207
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,739
Deferred Revenue	655
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(1,455)
Current Debt Obligations	-
Current Liabilities	**2,147**
Total Long Term Debt	-
Non Current Deferred Tax Liability	62
Non-current deferred revenue	141
All Other Long Term Liabilities	1

Long Term Liabilities	203
Total Liabilities	2,350

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	226,389
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	67,060
Proportional Ownership Equity ·	-
Total NASDAQ OMX Stockholders' Equity	293,449
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	293,449
Total Liabilities Non Controlling Interest and Stockholders Equity	295,798

Nasdaq, Inc.
Unconsolidated Statement of Income -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	(7)
Corporate Services	0
Global Information Services	28,306
Market Technology Revenues	0
Other Revenues	0
Total Revenues	28,298
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	28,298

Operating Expenses:

Compensation and Benefits	4,788
Marketing and Advertising	257
Depr and Amortization	3,034
Professional and Contract Services	1,009
Computer Ops and Data Communication	2,147
Occupancy	342
Regulatory	0
General Administrative and Other	1,388
Merger Related Expenses Total	0
Total Operating Expenses	**12,965**
Operating Income	**15,333**
Total Interest Income	1
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(5)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	15,329
Income Tax Provisions	**1**
Net Income	**15,328**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**15,328**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ETC Acquisition Corp.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	4,164
Current Restricted Cash	-
Other Current Assets	86
Margin Deposits & Default Fund	-
Total Current Assets	**4,251**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**4,251**
LIABILITIES	
Total AP and Accrued Expenses	5
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**5**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**5**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,159
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	87
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**4,246**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,246**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,251**

Nasdaq, Inc.
Unconsolidated Statement of Income -ETC Acquisition Corp.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**0**
Income Tax Provisions	**2**
Net Income	**(2)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(2)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	91,798
Current Restricted Cash	-
Other Current Assets	41
Margin Deposits & Default Fund	-
Total Current Assets	**91,839**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	107,156
Other Intangibles	-
Non Current Deferred Taxes	6
Other Long Term Assets	431,644
Total Long Term Assets	**538,806**
Total Assets	**630,645**
LIABILITIES	
Total AP and Accrued Expenses	195,698
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(26)
Current Debt Obligations	-
Current Liabilities	**195,672**
Total Long Term Debt	-
Non Current Deferred Tax Liability	86
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	86
Total Liabilities	195,758

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	431,644
Accumulated Other Comprehensive Income/(Loss)	232
Total Retained Earnings	3,010
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	434,887
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	434,887
Total Liabilities Non Controlling Interest and Stockholders Equity	630,645

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	3,130
Market Technology Revenues	0
Other Revenues	0
Total Revenues	3,130
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	3,130

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	26
Merger Related Expenses Total	0
Total Operating Expenses	**26**

Operating Income	**3,104**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	3,104

Income Tax Provisions	24

Net Income	3,080

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**3,080**

Nasdaq, Inc.

Unconsolidated Balance Sheet -eVestment Alliance Holdings, LLC

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	431,644
Total Long Term Assets	**431,644**
Total Assets	**431,644**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	-

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	431,644
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	431,644
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	431,644
Total Liabilities Non Controlling Interest and Stockholders Equity	431,644

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	0

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**

Operating Income	**0**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0

Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0

Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	0

Income Tax Provisions	0

Net Income	0

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	10,391
Investments	-
Total Receivables - Net	308,155
Current Restricted Cash	-
Other Current Assets	21,292
Margin Deposits & Default Fund	-
Total Current Assets	**339,838**
Long Term Assets:	
Total Property and Equipment - Net	7,438
Goodwill	63,150
Other Intangibles	266,593
Non Current Deferred Taxes	5,529
Other Long Term Assets	184
Total Long Term Assets	**342,893**
Total Assets	**682,731**
LIABILITIES	
Total AP and Accrued Expenses	145,309
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,076
Deferred Revenue	59,159
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	6,622
Current Debt Obligations	-
Current Liabilities	**215,166**
Total Long Term Debt	-
Non Current Deferred Tax Liability	70,241
Non-current deferred revenue	1,398
All Other Long Term Liabilities	7,793

Long Term Liabilities	79,432
Total Liabilities	294,598

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	378,049
Accumulated Other Comprehensive Income/(Loss)	114
Total Retained Earnings	9,970
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	388,133
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	388,133
Total Liabilities Non Controlling Interest and Stockholders Equity	682,731

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	62,742
Market Technology Revenues	0
Other Revenues	0
Total Revenues	62,742
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	62,742

Operating Expenses:

Compensation and Benefits	47,429
Marketing and Advertising	1,228
Depr and Amortization	20,540
Professional and Contract Services	3,130
Computer Ops and Data Communication	6,447
Occupancy	1,285
Regulatory	0
General Administrative and Other	4,254
Merger Related Expenses Total	(952)
Total Operating Expenses	**83,362**
Operating Income	**(20,621)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(20,621)**
Income Tax Provisions	**(3,621)**
Net Income	**(17,000)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(17,000)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	73
Investments	-
Total Receivables - Net	26,089
Current Restricted Cash	-
Other Current Assets	4,900
Margin Deposits & Default Fund	-
Total Current Assets	**31,063**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	238,077
Other Intangibles	22,550
Non Current Deferred Taxes	(867)
Other Long Term Assets	483,714
Total Long Term Assets	**743,475**
Total Assets	**774,538**
LIABILITIES	
Total AP and Accrued Expenses	1,618
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**1,618**
Total Long Term Debt	-
Non Current Deferred Tax Liability	6,255
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	6,255
Total Liabilities	7,873

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	765,707
Accumulated Other Comprehensive Income/(Loss)	(6)
Total Retained Earnings	963
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	766,664
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	766,664
Total Liabilities Non Controlling Interest and Stockholders Equity	774,538

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	0

Operating Expenses:

Compensation and Benefits	(2)
Marketing and Advertising	0
Depr and Amortization	3,300
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(1)
Merger Related Expenses Total	0
Total Operating Expenses	**3,298**

Operating Income	**(3,298)**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**(3,298)**

Income Tax Provisions	**(1,231)**

Net Income	**(2,067)**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**(2,067)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	20
Margin Deposits & Default Fund	-
Total Current Assets	20
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	20
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	0
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	0
Total Liabilities	0

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	20
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	20
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	20
Total Liabilities Non Controlling Interest and Stockholders Equity	20

Nasdaq, Inc.
Unconsolidated Statement of Income -ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	0

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	(20)
Total Operating Expenses	**(20)**
Operating Income	**20**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**20**
Income Tax Provisions	**0**
Net Income	**20**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**20**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	35,307
Investments	-
Total Receivables - Net	833
Current Restricted Cash	250
Other Current Assets	15,055
Margin Deposits & Default Fund	-
Total Current Assets	51,445
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(253)
Other Long Term Assets	-
Total Long Term Assets	(253)
Total Assets	51,192
LIABILITIES	
Total AP and Accrued Expenses	213
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	914
Deferred Revenue	333
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	2,067
Current Debt Obligations	-
Current Liabilities	3,528
Total Long Term Debt	-
Non Current Deferred Tax Liability	(1)
Non-current deferred revenue	-
All Other Long Term Liabilities	194
Long Term Liabilities	193
Total Liabilities	3,721
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	50,855
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(3,384)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	47,472
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	47,472
Total Liabilities Non Controlling Interest and Stockholders Equity	51,192

Nasdaq, Inc.
Unconsolidated Statement of Income -Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	25,074
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	25,074
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	(2,869)
Total Cost of Revenues	(2,869)
Revenues less Cost of Revenues	22,205
Operating Expenses:	
Compensation and Benefits	2,910
Marketing and Advertising	11
Depr and Amortization	0
Professional and Contract Services	155
Computer Ops and Data Communication	343
Occupancy	296
Regulatory	81
General Administrative and Other	938
Merger Related Expenses Total	0
Total Operating Expenses	4,733
Operating Income	17,471
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	17,471
Income Tax Provisions	4,523
Net Income	12,948
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	12,948

Nasdaq, Inc.
Unconsolidated Balance Sheet -FinQloud LLC
(in thousands, unaudited)

Notes: not in HFM - not a fully owned entity FinQloud LLC
(formerly Urban Labs LLC)

Nasdaq, Inc.

Unconsolidated Balance Sheet -FINRA/NASDAQ Trade Reporting Facility LLC

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	8,498
Current Restricted Cash	-
Other Current Assets	72,564
Margin Deposits & Default Fund	-
Total Current Assets	**81,062**
Long Term Assets:	
Total Property and Equipment - Net	1,046
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	5
Other Long Term Assets	-
Total Long Term Assets	**1,051**
Total Assets	**82,113**
LIABILITIES	
Total AP and Accrued Expenses	2,406
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**2,406**
Total Long Term Debt	-
Non Current Deferred Tax Liability	283
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	283
Total Liabilities	2,689

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	75,424
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	79,424
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	79,424
Total Liabilities Non Controlling Interest and Stockholders Equity	82,113

Nasdaq, Inc.
Unconsolidated Statement of Income -FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	25,569
Corporate Services	0
Global Information Services	6,272
Market Technology Revenues	0
Other Revenues	0
Total Revenues	31,841
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	31,841

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	(2)
Depr and Amortization	280
Professional and Contract Services	1,056
Computer Ops and Data Communication	95
Occupancy	0
Regulatory	11,206
General Administrative and Other	1,053
Merger Related Expenses Total	0
Total Operating Expenses	**13,687**
Operating Income	**18,154**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	18,154
Income Tax Provisions	**5,237**
Net Income	**12,918**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**12,918**

Nasdaq, Inc.
Unconsolidated Balance Sheet -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	2,838
Current Restricted Cash	-
Other Current Assets	175,882
Margin Deposits & Default Fund	-
Total Current Assets	**178,720**
Long Term Assets:	
Total Property and Equipment - Net	1,540
Goodwill	585,835
Other Intangibles	47,093
Non Current Deferred Taxes	107
Other Long Term Assets	52,385
Total Long Term Assets	**686,960**
Total Assets	**865,680**
LIABILITIES	
Total AP and Accrued Expenses	186
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	202
Deferred Revenue	165
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	1,835
Current Debt Obligations	-
Current Liabilities	**2,389**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(136,860)
Non-current deferred revenue	-
All Other Long Term Liabilities	110

Long Term Liabilities	(136,750)
Total Liabilities	(134,361)
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,462,210
Accumulated Other Comprehensive Income/(Loss)	(27)
Total Retained Earnings	(462,142)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	1,000,042
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	1,000,042
Total Liabilities Non Controlling Interest and Stockholders Equity	865,680

Nasdaq, Inc.
Unconsolidated Statement of Income -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	(2,070)
Corporate Services	0
Global Information Services	0
Market Technology Revenues	15,862
Other Revenues	12
Total Revenues	13,804
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	(4)
Total Cost of Revenues	(4)
Revenues less Cost of Revenues	13,800

Operating Expenses:

Compensation and Benefits	1,110
Marketing and Advertising	0
Depr and Amortization	9,005
Professional and Contract Services	626
Computer Ops and Data Communication	5,074
Occupancy	275
Regulatory	0
General Administrative and Other	827
Merger Related Expenses Total	0
Total Operating Expenses	**16,917**

Operating Income	**(3,118)**

Total Interest Income	10
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**(3,107)**

Income Tax Provisions	**(1,810)**

Net Income	**(1,297)**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**(1,297)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Fundspire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	1,524
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**1,524**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(52)
Other Long Term Assets	-
Total Long Term Assets	**(52)**
Total Assets	**1,472**
LIABILITIES	
Total AP and Accrued Expenses	1,422
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**1,422**
Total Long Term Debt	-
Non Current Deferred Tax Liability	0
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	0
Total Liabilities	1,422

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	16
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	34
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	50
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	50
Total Liabilities Non Controlling Interest and Stockholders Equity	1,472

Nasdaq, Inc.
Unconsolidated Statement of Income -Fundspire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	0

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**1**

Operating Income	**(1)**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**(1)**

Income Tax Provisions	**(35)**

Net Income	**34**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**34**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Global Network Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	17
Investments	-
Total Receivables - Net	11
Current Restricted Cash	-
Other Current Assets	247
Margin Deposits & Default Fund	-
Total Current Assets	**275**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**275**
LIABILITIES	
Total AP and Accrued Expenses	(6)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**(6)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	1

Long Term Liabilities	1
Total Liabilities	(5)

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	180
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	100
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	280
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	280
Total Liabilities Non Controlling Interest and Stockholders Equity	275

Nasdaq, Inc.
Unconsolidated Statement of Income -Global Network Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	39

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	26
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**26**
Operating Income	**12**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**12**
Income Tax Provisions	**3**
Net Income	**9**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**9**

Nasdaq, Inc.
Unconsolidated Balance Sheet -GlobeNewswire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	(3)
Current Restricted Cash	-
Other Current Assets	53,820
Margin Deposits & Default Fund	-
Total Current Assets	**53,817**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	12,684
Other Intangibles	-
Non Current Deferred Taxes	(6)
Other Long Term Assets	-
Total Long Term Assets	**12,678**
Total Assets	**66,495**
LIABILITIES	
Total AP and Accrued Expenses	10
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	9
Current Debt Obligations	-
Current Liabilities	**20**
Total Long Term Debt	-
Non Current Deferred Tax Liability	6
Non-current deferred revenue	-
All Other Long Term Liabilities	87

Long Term Liabilities	93
Total Liabilities	114
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	13,653
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	52,728
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	66,381
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	66,381
Total Liabilities Non Controlling Interest and Stockholders Equity	66,495

Nasdaq, Inc.
Unconsolidated Statement of Income -GlobeNewswire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	0

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	10
Professional and Contract Services	5
Computer Ops and Data Communication	0
Occupancy	(62)
Regulatory	0
General Administrative and Other	28
Merger Related Expenses Total	0
Total Operating Expenses	**(19)**
Operating Income	**19**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	(348)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(329)**
Income Tax Provisions	**(97)**
Net Income	**(232)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(232)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	19,841
Other Intangibles	-
Non Current Deferred Taxes	617
Other Long Term Assets	88,784
Total Long Term Assets	109,241
Total Assets	109,241
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	4,896
Current Debt Obligations	-
Current Liabilities	4,896
Total Long Term Debt	-
Non Current Deferred Tax Liability	19,404
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	19,404
Total Liabilities	24,300

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	88,784
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(3,842)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	84,941
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	84,941
Total Liabilities Non Controlling Interest and Stockholders Equity	109,241

Nasdaq, Inc.
Unconsolidated Statement of Income -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	0

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**0**
Income Tax Provisions	**4,191**
Net Income	**(4,191)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(4,191)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	8,556
Other Intangibles	-
Non Current Deferred Taxes	0
Other Long Term Assets	33,238
Total Long Term Assets	41,793
Total Assets	41,793
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	2,789
Current Debt Obligations	-
Current Liabilities	2,789
Total Long Term Debt	-
Non Current Deferred Tax Liability	7,264
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	7,264
Total Liabilities	10,053

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	33,238
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,498)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	31,740
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	31,740
Total Liabilities Non Controlling Interest and Stockholders Equity	41,793

Nasdaq, Inc.
Unconsolidated Statement of Income -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	0

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**0**
Income Tax Provisions	**1,647**
Net Income	**(1,647)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1,647)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Inet Futures Exchange, LLC
(in thousands, unaudited)

Notes: No data in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -International Securities Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	(4,540)
Current Restricted Cash	-
Other Current Assets	(13,889)
Margin Deposits & Default Fund	-
Total Current Assets	**(18,429)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	549,456
Other Intangibles	592,996
Non Current Deferred Taxes	(471)
Other Long Term Assets	131,877
Total Long Term Assets	**1,273,858**
Total Assets	**1,255,429**
LIABILITIES	
Total AP and Accrued Expenses	97,690
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(1,418)
Current Debt Obligations	-
Current Liabilities	**96,271**
Total Long Term Debt	-
Non Current Deferred Tax Liability	170,560
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	170,560
Total Liabilities	266,831
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	937,500
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	51,098
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	988,598
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	988,598
Total Liabilities Non Controlling Interest and Stockholders Equity	1,255,429

Nasdaq, Inc.
Unconsolidated Statement of Income -International Securities Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	0

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	11,362
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**11,362**
Operating Income	**(11,362)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(11,362)**
Income Tax Provisions	**4,613**
Net Income	**(15,975)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(15,975)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ISE ETF Ventures LLC
(in thousands, unaudited)

Notes: Not a separate LE in HFM- included in ISE entity

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	4
Current Debt Obligations	-
Current Liabilities	4
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**4**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(4)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(4)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(4)**
Total Liabilities Non Controlling Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**

Operating Income	**0**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**0**

Income Tax Provisions	**0**

Net Income	**0**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kleos Managed Services, L.P.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	113
Current Restricted Cash	-
Other Current Assets	2,734
Margin Deposits & Default Fund	-
Total Current Assets	**2,847**
Long Term Assets:	
Total Property and Equipment - Net	5,110
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(185)
Other Long Term Assets	-
Total Long Term Assets	**4,925**
Total Assets	**7,772**
LIABILITIES	
Total AP and Accrued Expenses	79
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,419
Deferred Revenue	60
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	1,638
Current Debt Obligations	-
Current Liabilities	**3,196**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,587
Non-current deferred revenue	-
All Other Long Term Liabilities	25

Long Term Liabilities	1,613
Total Liabilities	4,809

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,512
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	1,451
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	2,963
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	2,963
Total Liabilities Non Controlling Interest and Stockholders Equity	7,772

Nasdaq, Inc.
Unconsolidated Statement of Income -Kleos Managed Services, L.P.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	4,918
Corporate Services	0
Global Information Services	11,761
Market Technology Revenues	0
Other Revenues	0
Total Revenues	16,679
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	16,679

Operating Expenses:

Compensation and Benefits	3,730
Marketing and Advertising	0
Depr and Amortization	6,566
Professional and Contract Services	1,530
Computer Ops and Data Communication	1,015
Occupancy	990
Regulatory	0
General Administrative and Other	1,191
Merger Related Expenses Total	0
Total Operating Expenses	**15,021**
Operating Income	**1,658**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**1,658**
Income Tax Provisions	**469**
Net Income	**1,189**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,189**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	1,553
Current Restricted Cash	-
Other Current Assets	1,196
Margin Deposits & Default Fund	-
Total Current Assets	**2,750**
Long Term Assets:	
Total Property and Equipment - Net	38
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**38**
Total Assets	**2,788**
LIABILITIES	
Total AP and Accrued Expenses	497
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(17)
Current Debt Obligations	-
Current Liabilities	**480**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(16)
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	(16)
Total Liabilities	463

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,598
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(274)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	2,324
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	2,324
Total Liabilities Non Controlling Interest and Stockholders Equity	2,788

Nasdaq, Inc.
Unconsolidated Statement of Income -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	24
Total Revenues	24
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	24

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	18
Professional and Contract Services	40
Computer Ops and Data Communication	15
Occupancy	27
Regulatory	0
General Administrative and Other	153
Merger Related Expenses Total	0
Total Operating Expenses	**253**
Operating Income	**(229)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(229)**
Income Tax Provisions	**(64)**
Net Income	**(165)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(165)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	7
Investments	-
Total Receivables - Net	900
Current Restricted Cash	-
Other Current Assets	10
Margin Deposits & Default Fund	-
Total Current Assets	917
Long Term Assets:	
Total Property and Equipment - Net	448
Goodwill	31,048
Other Intangibles	49,184
Non Current Deferred Taxes	(836)
Other Long Term Assets	(1,900)
Total Long Term Assets	77,944
Total Assets	78,861
LIABILITIES	
Total AP and Accrued Expenses	276
SEC 31a Payable to the SEC	65
Accrued Personnel Costs	9
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	40,068
Current Debt Obligations	-
Current Liabilities	40,418
Total Long Term Debt	-
Non Current Deferred Tax Liability	13,424
Non-current deferred revenue	-
All Other Long Term Liabilities	30

Long Term Liabilities	13,454
Total Liabilities	53,872

EQUITY

Common Stock Total	8
Common Stock in Treasury Total	-
Additional Paid in Capital	50,227
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(25,246)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	24,989
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	24,989
Total Liabilities Non Controlling Interest and Stockholders Equity	78,861

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	14,534
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	14,534
COST OF REVENUES	
Liquidity Rebates	(4,177)
Brokerage, Clearance and Exchange Fees	(452)
Total Cost of Revenues	(4,628)
Revenues less Cost of Revenues	9,905

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	396
Professional and Contract Services	76
Computer Ops and Data Communication	113
Occupancy	0
Regulatory	821
General Administrative and Other	503
Merger Related Expenses Total	0
Total Operating Expenses	**1,909**

Operating Income	**7,997**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**7,997**

Income Tax Provisions	**9,449**

Net Income	**(1,453)**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**(1,453)**

Nasdaq, Inc.

Unconsolidated Balance Sheet -Nasdaq Capital Markets Advisory LLC

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	350
Investments	-
Total Receivables - Net	-
Current Restricted Cash	250
Other Current Assets	22
Margin Deposits & Default Fund	-
Total Current Assets	**622**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**622**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	190
Current Debt Obligations	-
Current Liabilities	**190**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**190**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	672
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(241)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**432**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**432**
Total Liabilities Non Controlling Interest and Stockholders Equity	**622**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	45
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**45**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**45**

Operating Expenses:

Compensation and Benefits	146
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	30
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	5
Merger Related Expenses Total	0
Total Operating Expenses	**181**
Operating Income	**(136)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(136)**
Income Tax Provisions	**(40)**
Net Income	**(96)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(96)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	75
Other Intangibles	-
Non Current Deferred Taxes	(40)
Other Long Term Assets	-
Total Long Term Assets	35
Total Assets	35
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	22
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	1,687
Current Debt Obligations	-
Current Liabilities	1,709
Total Long Term Debt	-
Non Current Deferred Tax Liability	12
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	12
Total Liabilities	1,721
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,891
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(6,577)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	(1,686)
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	(1,686)
Total Liabilities Non Controlling Interest and Stockholders Equity	35

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	0

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**

Operating Income	**0**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0

Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0

Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**0**

Income Tax Provisions	**(22)**

Net Income	**22**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**22**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	117
Investments	-
Total Receivables - Net	13,680
Current Restricted Cash	-
Other Current Assets	57,491
Margin Deposits & Default Fund	-
Total Current Assets	**71,289**
Long Term Assets:	
Total Property and Equipment - Net	1,246
Goodwill	23,521
Other Intangibles	-
Non Current Deferred Taxes	221
Other Long Term Assets	18,256
Total Long Term Assets	**43,244**
Total Assets	**114,532**
LIABILITIES	
Total AP and Accrued Expenses	99
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	279
Deferred Revenue	(0)
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	6,677
Current Debt Obligations	-
Current Liabilities	**7,054**
Total Long Term Debt	-
Non Current Deferred Tax Liability	554
Non-current deferred revenue	-
All Other Long Term Liabilities	176

Long Term Liabilities	730
Total Liabilities	**7,784**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	48,999
Accumulated Other Comprehensive Income/(Loss)	139
Total Retained Earnings	57,610
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	106,748
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	106,748
Total Liabilities Non Controlling Interest and Stockholders Equity	**114,532**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	359
Global Information Services	0
Market Technology Revenues	0
Other Revenues	(1)
Total Revenues	**358**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	358

Operating Expenses:

Compensation and Benefits	102
Marketing and Advertising	0
Depr and Amortization	601
Professional and Contract Services	74
Computer Ops and Data Communication	46
Occupancy	(30)
Regulatory	0
General Administrative and Other	80
Merger Related Expenses Total	0
Total Operating Expenses	**873**

Operating Income	**(515)**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	913
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**398**

Income Tax Provisions	**2,508**

Net Income	**(2,110)**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**(2,110)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	180,644
Current Restricted Cash	-
Other Current Assets	4,393
Margin Deposits & Default Fund	-
Total Current Assets	**185,037**
Long Term Assets:	
Total Property and Equipment - Net	19,062
Goodwill	131,949
Other Intangibles	18,878
Non Current Deferred Taxes	1,996
Other Long Term Assets	197,224
Total Long Term Assets	**369,109**
Total Assets	**554,146**
LIABILITIES	
Total AP and Accrued Expenses	9,691
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	15,992
Deferred Revenue	5,753
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	100,497
Current Debt Obligations	-
Current Liabilities	**131,933**
Total Long Term Debt	-
Non Current Deferred Tax Liability	17,723
Non-current deferred revenue	-
All Other Long Term Liabilities	938

Long Term Liabilities	18,661
Total Liabilities	150,594

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	449,368
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(45,816)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	403,552
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	403,552
Total Liabilities Non Controlling Interest and Stockholders Equity	554,146

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	19
Corporate Services	90,412
Global Information Services	0
Market Technology Revenues	0
Other Revenues	2,003
Total Revenues	92,434
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	128,652

Operating Expenses:

Compensation and Benefits	58,826
Marketing and Advertising	1,157
Depr and Amortization	13,027
Professional and Contract Services	47,607
Computer Ops and Data Communication	7,345
Occupancy	5,467
Regulatory	0
General Administrative and Other	12,561
Merger Related Expenses Total	6,683
Total Operating Expenses	**152,672**
Operating Income	**(24,020)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	76,215
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**52,195**
Income Tax Provisions	**15,334**
Net Income	**36,860**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**36,860**

Nasdaq, Inc.

Unconsolidated Balance Sheet -NASDAQ Energy Futures, LLC

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	2,892
Investments	-
Total Receivables - Net	2,698
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**5,590**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1
Other Long Term Assets	-
Total Long Term Assets	**1**
Total Assets	**5,591**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	7
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	5,179
Current Debt Obligations	-
Current Liabilities	**5,186**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	· 5,186

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	405
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	405
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	405
Total Liabilities Non Controlling Interest and Stockholders Equity	5,591

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	3,645
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**3,645**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**3,645**

Operating Expenses:

Compensation and Benefits	253
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	2,133
Occupancy	25
Regulatory	0
General Administrative and Other	90
Merger Related Expenses Total	0
Total Operating Expenses	**2,501**

Operating Income	**1,145**

Total Interest Income	0
Total Interest Expense	(127)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	1,018

Income Tax Provisions	**332**

Net Income	**686**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**686**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	14,951
Investments	250
Total Receivables - Net	-
Current Restricted Cash	250
Other Current Assets	5,684
Margin Deposits & Default Fund	-
Total Current Assets	**21,134**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	5,569
Other Intangibles	-
Non Current Deferred Taxes	7
Other Long Term Assets	10
Total Long Term Assets	**5,586**
Total Assets	**26,720**
LIABILITIES	
Total AP and Accrued Expenses	2,254
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	243
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	18
Current Debt Obligations	-
Current Liabilities	**2,515**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(185)
Non-current deferred revenue	-
All Other Long Term Liabilities	30

Long Term Liabilities	(156)
Total Liabilities	2,359

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	26,308
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,947)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	24,361
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	24,361
Total Liabilities Non Controlling Interest and Stockholders Equity	26,720

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	32,217
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	32,217
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	(29,314)
Total Cost of Revenues	(29,314)
Revenues less Cost of Revenues	2,903

Operating Expenses:

Compensation and Benefits	995
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	73
Computer Ops and Data Communication	18
Occupancy	27
Regulatory	0
General Administrative and Other	123
Merger Related Expenses Total	0
Total Operating Expenses	**1,235**

Operating Income	**1,668**

Total Interest Income	58
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**1,727**

Income Tax Provisions	**464**

Net Income	**1,263**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**1,263**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	719
Investments	-
Total Receivables - Net	601
Current Restricted Cash	3,249
Other Current Assets	3,270
Margin Deposits & Default Fund	-
Total Current Assets	7,839
Long Term Assets:	
Total Property and Equipment - Net	384
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(51)
Other Long Term Assets	-
Total Long Term Assets	332
Total Assets	8,172
LIABILITIES	
Total AP and Accrued Expenses	706
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	478
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	9
Current Debt Obligations	-
Current Liabilities	1,194
Total Long Term Debt	-
Non Current Deferred Tax Liability	(15)
Non-current deferred revenue	-
All Other Long Term Liabilities	4

Long Term Liabilities	(12)
Total Liabilities	1,182
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	40,393
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(33,404)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	6,989
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	6,989
Total Liabilities Non Controlling Interest and Stockholders Equity	8,172

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	6,575
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	6,575
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	(7,285)
Total Cost of Revenues	(7,285)
Revenues less Cost of Revenues	(710)

Operating Expenses:

Compensation and Benefits	2,495
Marketing and Advertising	106
Depr and Amortization	225
Professional and Contract Services	1,450
Computer Ops and Data Communication	2,028
Occupancy	471
Regulatory	784
General Administrative and Other	985
Merger Related Expenses Total	0
Total Operating Expenses	**8,544**
Operating Income	**(9,254)**
Total Interest Income	127
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(9,127)**
Income Tax Provisions	**(2,723)**
Net Income	**(6,404)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(6,404)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	16,440
Current Restricted Cash	-
Other Current Assets	32,437
Margin Deposits & Default Fund	-
Total Current Assets	**48,877**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	19
Other Long Term Assets	5,220
Total Long Term Assets	**5,239**
Total Assets	**54,116**
LIABILITIES	
Total AP and Accrued Expenses	4,531
SEC 31a Payable to the SEC	1,046
Accrued Personnel Costs	37
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	393
Current Debt Obligations	-
Current Liabilities	**6,007**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	105

Long Term Liabilities	105
Total Liabilities	6,113

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	13,035
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	34,968
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	48,003
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	48,003
Total Liabilities Non Controlling Interest and Stockholders Equity	54,116

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	132,008
Corporate Services	0
Global Information Services	713
Market Technology Revenues	0
Other Revenues	0
Total Revenues	132,721
COST OF REVENUES	
Liquidity Rebates	(100,174)
Brokerage, Clearance and Exchange Fees	(4,162)
Total Cost of Revenues	(104,335)
Revenues less Cost of Revenues	28,386

Operating Expenses:

Compensation and Benefits	149
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	30
Computer Ops and Data Communication	130
Occupancy	39
Regulatory	515
General Administrative and Other	97
Merger Related Expenses Total	0
Total Operating Expenses	**959**
Operating Income	**27,427**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	27,427
Income Tax Provisions	7,718
Net Income	19,709
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**19,709**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	29
Investments	-
Total Receivables - Net	421
Current Restricted Cash	-
Other Current Assets	382,297
Margin Deposits & Default Fund	-
Total Current Assets	**382,746**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	23,714
Other Long Term Assets	4,614,713
Total Long Term Assets	**4,638,427**
Total Assets	**5,021,173**
LIABILITIES	
Total AP and Accrued Expenses	752
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	207,017
Current Debt Obligations	-
Current Liabilities	**207,770**
Total Long Term Debt	-
Non Current Deferred Tax Liability	2
Non-current deferred revenue	-
All Other Long Term Liabilities	11,523

Long Term Liabilities	11,525
Total Liabilities	219,295

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,634,412
Accumulated Other Comprehensive Income/(Loss)	(295,967)
Total Retained Earnings	463,433
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	4,801,879
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	4,801,879
Total Liabilities Non Controlling Interest and Stockholders Equity	5,021,173

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	0

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	15,128
Total Interest Expense	(2,816)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**12,312**
Income Tax Provisions	**34,380**
Net Income	**(22,068)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(22,068)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	102,488
Investments	38,777
Total Receivables - Net	50,579
Current Restricted Cash	-
Other Current Assets	350,606
Margin Deposits & Default Fund	-
Total Current Assets	**542,450**
Long Term Assets:	
Total Property and Equipment - Net	66,654
Goodwill	12,314
Other Intangibles	969
Non Current Deferred Taxes	32,705
Other Long Term Assets	9,986,517
Total Long Term Assets	**10,099,159**
Total Assets	**10,641,610**
LIABILITIES	
Total AP and Accrued Expenses	327,418
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	40,961
Deferred Revenue	2,749
Current Portion of Long Term Debt	600,000
Current Portion Capital Leases	-
Other Accrued Liabilities	1,524,566
Current Debt Obligations	874,800
Current Liabilities	**2,770,494**
Total Long Term Debt	2,956,593
Non Current Deferred Tax Liability	12,244
Non-current deferred revenue	-
All Other Long Term Liabilities	59,431

Long Term Liabilities	3,028,267
Total Liabilities	5,798,761
EQUITY	
Common Stock Total	1,704
Common Stock in Treasury Total	(296,344)
Additional Paid in Capital	2,655,705
Accumulated Other Comprehensive Income/(Loss)	(18,644)
Total Retained Earnings	2,500,427
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	4,842,849
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	4,842,849
Total Liabilities Non Controlling Interest and Stockholders Equity	10,641,610

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	2,578
Global Information Services	136,516
Market Technology Revenues	0
Other Revenues	89,489
Total Revenues	228,582
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	228,565

Operating Expenses:

Compensation and Benefits	194,706
Marketing and Advertising	15,878
Depr and Amortization	12,950
Professional and Contract Services	52,309
Computer Ops and Data Communication	14,715
Occupancy	18,609
Regulatory	3
General Administrative and Other	26,874
Merger Related Expenses Total	9,209
Total Operating Expenses	**345,255**
Operating Income	**(116,690)**
Total Interest Income	3,948
Total Interest Expense	(161,618)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(807)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	(44,488)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(319,656)**
Income Tax Provisions	**(26,372)**
Net Income	**(293,283)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(293,283)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	54
Current Restricted Cash	-
Other Current Assets	30,969
Margin Deposits & Default Fund	-
Total Current Assets	**31,023**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(2)
Other Long Term Assets	-
Total Long Term Assets	**(2)**
Total Assets	**31,022**
LIABILITIES	
Total AP and Accrued Expenses	86
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	‚632
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	240
Current Debt Obligations	-
Current Liabilities	**959**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	53

Long Term Liabilities	53
Total Liabilities	**1,012**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	29,010
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	30,010
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**30,010**
Total Liabilities Non Controlling Interest and Stockholders Equity	**31,022**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	73
Corporate Services	0
Global Information Services	68,329
Market Technology Revenues	0
Other Revenues	21
Total Revenues	**68,423**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**68,423**

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	42
Computer Ops and Data Communication	236
Occupancy	0
Regulatory	0
General Administrative and Other	1,362
Merger Related Expenses Total	0
Total Operating Expenses	**1,639**
Operating Income	**66,784**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	66,784
Income Tax Provisions	19,177
Net Income	47,607
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	47,607

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	20
Margin Deposits & Default Fund	-
Total Current Assets	**20**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	5
Other Long Term Assets	-
Total Long Term Assets	**5**
Total Assets	**25**
LIABILITIES	
Total AP and Accrued Expenses	1
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	131
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	1,969
Current Debt Obligations	-
Current Liabilities	**2,100**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(1)
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	(1)
Total Liabilities	**2,100**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,642
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(5,717)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(2,075)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(2,075)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**25**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:

Compensation and Benefits	382
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1
Computer Ops and Data Communication	1
Occupancy	0
Regulatory	0
General Administrative and Other	7
Merger Related Expenses Total	0
Total Operating Expenses	**391**
Operating Income	**(391)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(391)**
Income Tax Provisions	**(109)**
Net Income	**(283)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(283)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq ISE, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	54,390
Current Restricted Cash	-
Other Current Assets	120,832
Margin Deposits & Default Fund	-
Total Current Assets	**175,222**
Long Term Assets:	
Total Property and Equipment - Net	7,878
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	613
Other Long Term Assets	71,582
Total Long Term Assets	**80,072**
Total Assets	**255,295**
LIABILITIES	
Total AP and Accrued Expenses	37,306
SEC 31a Payable to the SEC	3,047
Accrued Personnel Costs	3,191
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(11,015)
Current Debt Obligations	-
Current Liabilities	**32,529**
Total Long Term Debt	-
Non Current Deferred Tax Liability	10,095
Non-current deferred revenue	-
All Other Long Term Liabilities	1,302

Long Term Liabilities	11,397
Total Liabilities	43,926

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	100,248
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	111,121
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	211,369
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	211,369
Total Liabilities Non Controlling Interest and Stockholders Equity	255,295

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq ISE, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	213,720
Corporate Services	0
Global Information Services	10,221
Market Technology Revenues	0
Other Revenues	1,955
Total Revenues	225,896
COST OF REVENUES	
Liquidity Rebates	(109,284)
Brokerage, Clearance and Exchange Fees	(12,844)
Total Cost of Revenues	(122,128)
Revenues less Cost of Revenues	103,768

Operating Expenses:

Compensation and Benefits	5,375
Marketing and Advertising	45
Depr and Amortization	1,834
Professional and Contract Services	1,004
Computer Ops and Data Communication	2,262
Occupancy	1,531
Regulatory	848
General Administrative and Other	487
Merger Related Expenses Total	(1,927)
Total Operating Expenses	**11,460**
Operating Income	**92,308**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(12)
Income from Unconsolidated Investees - net	8,082
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	100,377
Income Tax Provisions	26,180
Net Income	74,197
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**74,197**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq MRX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	1,252
Current Restricted Cash	-
Other Current Assets	2,729
Margin Deposits & Default Fund	-
Total Current Assets	**3,981**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	4
Other Long Term Assets	4,002
Total Long Term Assets	**4,006**
Total Assets	**7,987**
LIABILITIES	
Total AP and Accrued Expenses	211
SEC 31a Payable to the SEC	38
Accrued Personnel Costs	2
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	191
Current Debt Obligations	-
Current Liabilities	**442**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	0

Long Term Liabilities	0
Total Liabilities	442

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,191
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	2,354
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	7,545
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	7,545
Total Liabilities Non Controlling Interest and Stockholders Equity	7,987

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq MRX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	2,971
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	2,971
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	(271)
Total Cost of Revenues	(271)
Revenues less Cost of Revenues	2,700

Operating Expenses:

Compensation and Benefits	56
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	30
Computer Ops and Data Communication	128
Occupancy	32
Regulatory	306
General Administrative and Other	33
Merger Related Expenses Total	0
Total Operating Expenses	**584**

Operating Income	**2,116**

Total Interest Income	11
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**2,126**

Income Tax Provisions	**589**

Net Income	**1,537**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**1,537**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	1,933
Margin Deposits & Default Fund	-
Total Current Assets	**1,933**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	17,336
Other Intangibles	-
Non Current Deferred Taxes	(76)
Other Long Term Assets	-
Total Long Term Assets	**17,260**
Total Assets	**19,193**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,504
Non-current deferred revenue	-
All Other Long Term Liabilities	42

Long Term Liabilities	1,546
Total Liabilities	1,546

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	24,713
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(7,067)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	17,646
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	17,646
Total Liabilities Non Controlling Interest and Stockholders Equity	19,193

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	0

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**0**
Income Tax Provisions	**83**
Net Income	**(83)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(83)**

Nasdaq, Inc.

Unconsolidated Balance Sheet -NASDAQ OMX BX Equities LLC

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	10
Total Receivables - Net	7,547
Current Restricted Cash	-
Other Current Assets	93,082
Margin Deposits & Default Fund	-
Total Current Assets	100,639
Long Term Assets:	
Total Property and Equipment - Net	325
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	3,032
Total Long Term Assets	3,357
Total Assets	103,996
LIABILITIES	
Total AP and Accrued Expenses	377
SEC 31a Payable to the SEC	9,962
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	4,547
Current Debt Obligations	-
Current Liabilities	14,886
Total Long Term Debt	-
Non Current Deferred Tax Liability	(61)
Non-current deferred revenue	-
All Other Long Term Liabilities	151

Long Term Liabilities	90
Total Liabilities	14,976
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(15,300)
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	104,320
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	89,020
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	89,020
Total Liabilities Non Controlling Interest and Stockholders Equity	103,996

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	142,975
Corporate Services	0
Global Information Services	23,659
Market Technology Revenues	0
Other Revenues	231
Total Revenues	166,866
COST OF REVENUES	
Liquidity Rebates	(69,318)
Brokerage, Clearance and Exchange Fees	(45,070)
Total Cost of Revenues	(114,389)
Revenues less Cost of Revenues	52,477

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	226
Professional and Contract Services	119
Computer Ops and Data Communication	247
Occupancy	0
Regulatory	786
General Administrative and Other	1,899
Merger Related Expenses Total	0
Total Operating Expenses	**3,277**
Operating Income	**49,200**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**49,200**
Income Tax Provisions	**(1)**
Net Income	**49,201**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**49,201**

Nasdaq, Inc.

Unconsolidated Balance Sheet -Nasdaq Technology Services, LLC

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	0
Current Restricted Cash	-
Other Current Assets	84,620
Margin Deposits & Default Fund	-
Total Current Assets	**84,620**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(567)
Other Long Term Assets	1,287
Total Long Term Assets	**720**
Total Assets	**85,341**
LIABILITIES	
Total AP and Accrued Expenses	1,451
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	0
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	2,386
Current Debt Obligations	-
Current Liabilities	**3,837**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	0

Long Term Liabilities	**0**
Total Liabilities	**3,837**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	20,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	61,504
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**81,504**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**81,504**
Total Liabilities Non Controlling Interest and Stockholders Equity	**85,341**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	103,254
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**103,254**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**103,254**

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	562
Computer Ops and Data Communication	53
Occupancy	19,554
Regulatory	0
General Administrative and Other	4,966
Merger Related Expenses Total	0
Total Operating Expenses	**25,135**
Operating Income	**78,119**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	78,119
Income Tax Provisions	**21,703**
Net Income	**56,416**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**56,416**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	11,054
Margin Deposits & Default Fund	-
Total Current Assets	**11,054**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	23,321
Total Long Term Assets	**23,321**
Total Assets	**34,375**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	26,548
Accumulated Other Comprehensive Income/(Loss)	(31)
Total Retained Earnings	7,858
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	34,375
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	34,375
Total Liabilities Non Controlling Interest and Stockholders Equity	34,375

Nasdaq, Inc.
Unconsolidated Statement of Income -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	0

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**

Operating Income	**0**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0

Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0

Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**0**

Income Tax Provisions	**0**

Net Income	**0**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.

Unconsolidated Balance Sheet -NPM Securities, LLC

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	800
Investments	-
Total Receivables - Net	1,641
Current Restricted Cash	250
Other Current Assets	37
Margin Deposits & Default Fund	-
Total Current Assets	**2,728**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**2,728**
LIABILITIES	
Total AP and Accrued Expenses	1,906
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	12
Current Debt Obligations	-
Current Liabilities	**1,918**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities —

Total Liabilities 1,918

EQUITY

Common Stock Total —
Common Stock in Treasury Total —
Additional Paid in Capital 1,050
Accumulated Other Comprehensive Income/(Loss) —
Total Retained Earnings (240)

Proportional Ownership Equity —

Total NASDAQ OMX Stockholders' Equity 810
Non Controlling Interest —
Non Controlling Interest - Unconsolidated Subs —
Total Equity 810

Total Liabilities Non Controlling Interest and Stockholders Equity 2,728

Nasdaq, Inc.
Unconsolidated Statement of Income -NPM Securities, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	7
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	7
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	7

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	93
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	25
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**118**

Operating Income	**(111)**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**(111)**

Income Tax Provisions	**(31)**

Net Income	**(80)**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**(80)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -HXSquare
(in thousands, unaudited)

Notes: not in HFM - Equity Investments - not 100% owned

Nasdaq, Inc.

Unconsolidated Balance Sheet -Operations & Compliance Network, LLC

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	1,543
Current Restricted Cash	-
Other Current Assets	1,051
Margin Deposits & Default Fund	-
Total Current Assets	**2,594**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**2,594**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	(0)
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**(0)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	(0)
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	2,594
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	2,594
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	2,594
Total Liabilities Non Controlling Interest and Stockholders Equity	2,594

Nasdaq, Inc.
Unconsolidated Statement of Income -Operations & Compliance Network, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	2,968
Other Revenues	0
Total Revenues	2,968
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	2,968

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**2,968**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**2,968**
Income Tax Provisions	**820**
Net Income	**2,148**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,148**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Public Plan IQ Limited Liability Company
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	232
Current Restricted Cash	-
Other Current Assets	3
Margin Deposits & Default Fund	-
Total Current Assets	**235**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,264
Other Intangibles	2,951
Non Current Deferred Taxes	0
Other Long Term Assets	-
Total Long Term Assets	**4,216**
Total Assets	**4,451**
LIABILITIES	
Total AP and Accrued Expenses	121
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	0
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(0)
Current Debt Obligations	-
Current Liabilities	**121**
Total Long Term Debt	-
Non Current Deferred Tax Liability	830
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**830**
Total Liabilities	**951**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,314
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	186
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**3,500**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,500**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,451**

Nasdaq, Inc.
Unconsolidated Statement of Income -Public Plan IQ Limited Liability Company
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	(5)
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**(5)**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(5)**

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	213
Professional and Contract Services	9
Computer Ops and Data Communication	0
Occupancy	6
Regulatory	0
General Administrative and Other	10
Merger Related Expenses Total	0
Total Operating Expenses	**239**
Operating Income	**(244)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(244)**
Income Tax Provisions	**(43)**
Net Income	**(201)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(201)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SecondMarket Labs, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	135
Margin Deposits & Default Fund	-
Total Current Assets	**135**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	486
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**486**
Total Assets	**622**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(33)
Current Debt Obligations	-
Current Liabilities	**(33)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(247)
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	(247)
Total Liabilities	(280)

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,622
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(720)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	902
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	902
Total Liabilities Non Controlling Interest and Stockholders Equity	622

Nasdaq, Inc.
Unconsolidated Statement of Income -SecondMarket Labs, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	0

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	405
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	4
Merger Related Expenses Total	0
Total Operating Expenses	**409**
Operating Income	**(409)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(409)**
Income Tax Provisions	**(144)**
Net Income	**(265)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(265)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SecondMarket Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	483
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**483**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6,533
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	2,122
Total Long Term Assets	**8,655**
Total Assets	**9,138**
LIABILITIES	
Total AP and Accrued Expenses	169
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	366
Current Debt Obligations	-
Current Liabilities	**535**
Total Long Term Debt	-
Non Current Deferred Tax Liability	485
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**485**
Total Liabilities	**1,020**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	8,358
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(240)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**8,119**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**8,119**
Total Liabilities Non Controlling Interest and Stockholders Equity	**9,138**

Nasdaq, Inc.
Unconsolidated Statement of Income -SecondMarket Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	15
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**15**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**15**

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**2**

Operating Income	**13**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**13**

Income Tax Provisions	**5**

Net Income	**9**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**9**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	6,144
Investments	-
Total Receivables - Net	97
Current Restricted Cash	498
Other Current Assets	57
Margin Deposits & Default Fund	-
Total Current Assets	**6,796**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	198
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**198**
Total Assets	**6,994**
LIABILITIES	
Total AP and Accrued Expenses	19
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	2,676
Current Debt Obligations	-
Current Liabilities	**2,695**
Total Long Term Debt	-
Non Current Deferred Tax Liability	7
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	7
Total Liabilities	2,702

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	500
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	3,792
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	4,292
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	4,292
Total Liabilities Non Controlling Interest and Stockholders Equity	6,994

Nasdaq, Inc.
Unconsolidated Statement of Income -SMTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	5,434
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	5,434
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	5,434

Operating Expenses:

Compensation and Benefits	(1)
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1,340
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	33
General Administrative and Other	35
Merger Related Expenses Total	0
Total Operating Expenses	**1,406**
Operating Income	**4,027**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**4,027**
Income Tax Provisions	**1,382**
Net Income	**2,645**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,645**

Nasdaq, Inc.

Unconsolidated Balance Sheet -Strategic Financial Solutions, LLC

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	715
Investments	-
Total Receivables - Net	34,220
Current Restricted Cash	-
Other Current Assets	11,447
Margin Deposits & Default Fund	-
Total Current Assets	**46,382**
Long Term Assets:	
Total Property and Equipment - Net	13
Goodwill	3,798
Other Intangibles	32,186
Non Current Deferred Taxes	6
Other Long Term Assets	611
Total Long Term Assets	**36,614**
Total Assets	**82,997**
LIABILITIES	
Total AP and Accrued Expenses	14,501
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	2,610
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	23
Current Debt Obligations	-
Current Liabilities	**17,134**
Total Long Term Debt	-
Non Current Deferred Tax Liability	9,145
Non-current deferred revenue	45
All Other Long Term Liabilities	120

	9,311
Long Term Liabilities	9,311

Total Liabilities	26,445

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,070
Accumulated Other Comprehensive Income/(Loss)	257
Total Retained Earnings	4,225
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	56,552
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	56,552

Total Liabilities Non Controlling Interest and Stockholders Equity	82,997

Nasdaq, Inc.
Unconsolidated Statement of Income -Strategic Financial Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	3,297
Market Technology Revenues	0
Other Revenues	0
Total Revenues	3,297
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	3,297

Operating Expenses:

Compensation and Benefits	(77)
Marketing and Advertising	0
Depr and Amortization	2,337
Professional and Contract Services	0
Computer Ops and Data Communication	82
Occupancy	423
Regulatory	0
General Administrative and Other	199
Merger Related Expenses Total	0
Total Operating Expenses	**2,965**
Operating Income	**332**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	332
Income Tax Provisions	**422**
Net Income	**(90)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(90)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
Total AP and Accrued Expenses	30
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**30**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	30

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(30)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	(30)
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	(30)
Total Liabilities Non Controlling Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	0

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	30
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**30**
Operating Income	**(30)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(30)**
Income Tax Provisions	**0**
Net Income	**(30)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(30)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Nasdaq Options Market LLC
(in thousands, unaudited)

Notes: not a separate LE in HFM- included in NOS- EXCH entity

Nasdaq, Inc.
Unconsolidated Balance Sheet -The NASDAQ Private Market, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	373
Investments	-
Total Receivables - Net	290
Current Restricted Cash	-
Other Current Assets	23
Margin Deposits & Default Fund	-
Total Current Assets	**685**
Long Term Assets:	
Total Property and Equipment - Net	948
Goodwill	-
Other Intangibles	1,558
Non Current Deferred Taxes	79
Other Long Term Assets	9,408
Total Long Term Assets	**11,994**
Total Assets	**12,679**
LIABILITIES	
Total AP and Accrued Expenses	1,129
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,876
Deferred Revenue	13
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	25,897
Current Debt Obligations	-
Current Liabilities	**28,915**
Total Long Term Debt	-
Non Current Deferred Tax Liability	100
Non-current deferred revenue	-
All Other Long Term Liabilities	(71)

Long Term Liabilities	29
Total Liabilities	**28,944**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	22,749
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(39,014)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	(16,265)
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	(16,265)
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,679**

Nasdaq, Inc.
Unconsolidated Statement of Income -The NASDAQ Private Market, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	335
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,286
Total Revenues	**1,620**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,620**

Operating Expenses:

Compensation and Benefits	5,418
Marketing and Advertising	82
Depr and Amortization	569
Professional and Contract Services	575
Computer Ops and Data Communication	399
Occupancy	609
Regulatory	1
General Administrative and Other	565
Merger Related Expenses Total	65
Total Operating Expenses	**8,285**

Operating Income	**(6,664)**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	(42)
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**(6,706)**

Income Tax Provisions	**3**

Net Income	**(6,709)**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**(6,709)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Options Clearing Corporation
(in thousands, unaudited)

Notes: not in HFM - Equity Investments - not 100% owned

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	71
Margin Deposits & Default Fund	-
Total Current Assets	71
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	71
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	3
Current Debt Obligations	-
Current Liabilities	3
Total Long Term Debt	-
Non Current Deferred Tax Liability	(6)
Non-current deferred revenue	-
All Other Long Term Liabilities	12

Long Term Liabilities	5
Total Liabilities	9

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	739
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(677)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	62
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	62
Total Liabilities Non Controlling Interest and Stockholders Equity	71

Nasdaq, Inc.
Unconsolidated Statement of Income -The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	0

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**

Operating Income	**0**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**0**

Income Tax Provisions	**1**

Net Income	**(1)**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**(1)**

Nasdaq, Inc.

Unconsolidated Balance Sheet -US Exchange Holdings, Inc.

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	202
Investments	-
Total Receivables - Net	77,812
Current Restricted Cash	-
Other Current Assets	71,382
Margin Deposits & Default Fund	-
Total Current Assets	**149,395**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(41)
Other Long Term Assets	937,500
Total Long Term Assets	**937,459**
Total Assets	**1,086,855**
LIABILITIES	
Total AP and Accrued Expenses	(698)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	8,510
Current Debt Obligations	-
Current Liabilities	**7,812**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	8

Long Term Liabilities	8
Total Liabilities	7,820

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,069,888
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	9,146
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	1,079,035
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	1,079,035
Total Liabilities Non Controlling Interest and Stockholders Equity	1,086,855

Nasdaq, Inc.
Unconsolidated Statement of Income -US Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,941
Total Revenues	1,941
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	1,941

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**

Operating Income	**1,941**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**1,941**

Income Tax Provisions	**(536)**

Net Income	**2,477**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**2,477**

Nasdaq, Inc.
Unconsolidated Balance Sheet -2157971 Ontario Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	14
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**14**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**14**
LIABILITIES	
Total AP and Accrued Expenses	15
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**15**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities | -

Total Liabilities | 15

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(1)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	(1)
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	(1)

Total Liabilities Non Controlling Interest and Stockholders Equity | 14

Nasdaq, Inc.
Unconsolidated Statement of Income -2157971 Ontario Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	0

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**

Operating Income	**(0)**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**(0)**

Income Tax Provisions	**0**

Net Income	**(0)**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**(0)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	540
Investments	-
Total Receivables - Net	80
Current Restricted Cash	860
Other Current Assets	676
Margin Deposits & Default Fund	-
Total Current Assets	**2,156**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	27
Other Long Term Assets	(0)
Total Long Term Assets	**27**
Total Assets	**2,182**
LIABILITIES	
Total AP and Accrued Expenses	27
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	80
Deferred Revenue	28
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	28
Current Debt Obligations	-
Current Liabilities	**163**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	55
All Other Long Term Liabilities	-

Long Term Liabilities	55
Total Liabilities	218
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,654
Accumulated Other Comprehensive Income/(Loss)	(835)
Total Retained Earnings	(828)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	1,991
Non Controlling Interest	(26)
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	1,965
Total Liabilities Non Controlling Interest and Stockholders Equity	2,182

Nasdaq, Inc.
Unconsolidated Statement of Income -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	398
Corporate Services	494
Global Information Services	83
Market Technology Revenues	0
Other Revenues	544
Total Revenues	1,519
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	1,519

Operating Expenses:

Compensation and Benefits	393
Marketing and Advertising	39
Depr and Amortization	0
Professional and Contract Services	208
Computer Ops and Data Communication	101
Occupancy	0
Regulatory	23
General Administrative and Other	83
Merger Related Expenses Total	0
Total Operating Expenses	**847**

Operating Income	**672**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	672

Income Tax Provisions	98

Net Income	575

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**575**

Nasdaq, Inc.

Unconsolidated Balance Sheet -AS eCSD Expert

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	157
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(25)
Margin Deposits & Default Fund	-
Total Current Assets	**132**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	81
Total Long Term Assets	**81**
Total Assets	**213**
LIABILITIES	
Total AP and Accrued Expenses	8
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	0
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(14)
Current Debt Obligations	-
Current Liabilities	**(6)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities | -

Total Liabilities | (6)

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	35
Accumulated Other Comprehensive Income/(Loss)	65
Total Retained Earnings	118
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	219
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	219

Total Liabilities Non Controlling Interest and Stockholders Equity | 213

Nasdaq, Inc.
Unconsolidated Statement of Income -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	50
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**50**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**50**

Operating Expenses:

Compensation and Benefits	1
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	41
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**43**

Operating Income	**7**

Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	7

Income Tax Provisions	0

Net Income	7

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**7**

Nasdaq, Inc.

Unconsolidated Balance Sheet -AS Pensionikeskus AS

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	630
Investments	-
Total Receivables - Net	196
Current Restricted Cash	-
Other Current Assets	(876)
Margin Deposits & Default Fund	-
Total Current Assets	**(50)**
Long Term Assets:	
Total Property and Equipment - Net	805
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**805**
Total Assets	**755**
LIABILITIES	
Total AP and Accrued Expenses	60
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	90
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(4)
Current Debt Obligations	-
Current Liabilities	**146**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities   -

Total Liabilities   146

EQUITY

Common Stock Total   229
Common Stock in Treasury Total   -
Additional Paid in Capital   414
Accumulated Other Comprehensive Income/(Loss)   (16)
Total Retained Earnings   (19)

Proportional Ownership Equity   -

Total NASDAQ OMX Stockholders' Equity   609
Non Controlling Interest   -
Non Controlling Interest - Unconsolidated Subs   -
Total Equity   609

**Total Liabilities Non Controlling Interest and
Stockholders Equity**   755

Nasdaq, Inc.
Unconsolidated Statement of Income -AS Pensionikeskus AS
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	1,134
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	37
Total Revenues	1,171
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	1,171

Operating Expenses:

Compensation and Benefits	377
Marketing and Advertising	0
Depr and Amortization	70
Professional and Contract Services	265
Computer Ops and Data Communication	402
Occupancy	68
Regulatory	5
General Administrative and Other	31
Merger Related Expenses Total	0
Total Operating Expenses	**1,217**

Operating Income	**(46)**

Total Interest Income	0
Total Interest Expense	(6)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**(52)**

Income Tax Provisions	**0**

Net Income	**(52)**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**(52)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage (HK) Limited (liquidated 2018)
(in thousands, unaudited)

Notes: liquidated 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	47
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	184
Margin Deposits & Default Fund	-
Total Current Assets	**232**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**232**
LIABILITIES	
Total AP and Accrued Expenses	23
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**23**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**23**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	28
Accumulated Other Comprehensive Income/(Loss)	(22)
Total Retained Earnings	203
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**209**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**209**
Total Liabilities Non Controlling Interest and Stockholders Equity	**232**

Nasdaq, Inc.
Unconsolidated Statement of Income -BoardVantage (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	(1)
Total Revenues	**(1)**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(1)**

Operating Expenses:

Compensation and Benefits	2
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	13
Computer Ops and Data Communication	0
Occupancy	(0)
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**16**
Operating Income	**(17)**
Total Interest Income	2
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(15)**
Income Tax Provisions	**0**
Net Income	**(15)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(15)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage Singapore Pte. Limited (liquidated 2018)
(in thousands, unaudited)

Notes: liquidated 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -BWise B.V.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	(6)
Investments	-
Total Receivables - Net	6,850
Current Restricted Cash	-
Other Current Assets	(5,550)
Margin Deposits & Default Fund	-
Total Current Assets	1,294
Long Term Assets:	
Total Property and Equipment - Net	10,381
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	6
Total Long Term Assets	10,387
Total Assets	11,681
LIABILITIES	
Total AP and Accrued Expenses	1,172
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,536
Deferred Revenue	6,319
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	310
Current Debt Obligations	-
Current Liabilities	9,338
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	9,338
EQUITY	
Common Stock Total	258
Common Stock in Treasury Total	-
Additional Paid in Capital	6,783
Accumulated Other Comprehensive Income/(Loss)	335
Total Retained Earnings	(5,033)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	2,343
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	2,343
Total Liabilities Non Controlling Interest and Stockholders Equity	11,681

Nasdaq, Inc.
Unconsolidated Statement of Income -BWise B.V.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	9,116
Total Revenues	9,116
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	31,892
Operating Expenses:	
Compensation and Benefits	7,608
Marketing and Advertising	227
Depr and Amortization	2,694
Professional and Contract Services	13,194
Computer Ops and Data Communication	2,322
Occupancy	611
Regulatory	0
General Administrative and Other	2,407
Merger Related Expenses Total	58
Total Operating Expenses	29,121
Operating Income	2,771
Total Interest Income	1
Total Interest Expense	(67)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,705
Income Tax Provisions	0
Net Income	2,705
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	2,705

Nasdaq, Inc.
Unconsolidated Balance Sheet -BWise Beheer BV
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(798)
Margin Deposits & Default Fund	-
Total Current Assets	(798)
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	47,222
Other Intangibles	16,359
Non Current Deferred Taxes	-
Other Long Term Assets	1,066
Total Long Term Assets	64,647
Total Assets	63,849
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	4,090
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	4,090
Total Liabilities	4,090
EQUITY	
Common Stock Total	(258)
Common Stock in Treasury Total	-
Additional Paid in Capital	80,005
Accumulated Other Comprehensive Income/(Loss)	(5,027)
Total Retained Earnings	(14,961)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	59,759
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	59,759
Total Liabilities Non Controlling Interest and Stockholders Equity	63,849

Nasdaq, Inc.
Unconsolidated Statement of Income -BWise Beheer BV
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	0
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	1,449
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	1,449
Operating Income	(1,449)
Total Interest Income	0
Total Interest Expense	(6)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1,455)
Income Tax Provisions	(362)
Net Income	(1,093)
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	(1,093)

Nasdaq, Inc.
Unconsolidated Balance Sheet -BWise Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	740
Investments	-
Total Receivables - Net	2,427
Current Restricted Cash	-
Other Current Assets	2,243
Margin Deposits & Default Fund	-
Total Current Assets	5,409
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	391
Other Long Term Assets	-
Total Long Term Assets	391
Total Assets	5,800
LIABILITIES	
Total AP and Accrued Expenses	94
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	196
Deferred Revenue	2,257
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	432
Current Debt Obligations	-
Current Liabilities	2,979
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	2,979
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	280
Accumulated Other Comprehensive Income/(Loss)	(1,209)
Total Retained Earnings	3,750
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	2,821
Non Controlling Interest	
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	2,821
Total Liabilities Non Controlling Interest and Stockholders Equity	5,800

Nasdaq, Inc.
Unconsolidated Statement of Income -BWise Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	(0)
Total Cost of Revenues	(0)
Revenues less Cost of Revenues	6,036
Operating Expenses:	
Compensation and Benefits	1,036
Marketing and Advertising	13
Depr and Amortization	0
Professional and Contract Services	5,235
Computer Ops and Data Communication	2
Occupancy	15
Regulatory	0
General Administrative and Other	165
Merger Related Expenses Total	0
Total Operating Expenses	6,466
Operating Income	(430)
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(430)
Income Tax Provisions	(181)
Net Income	(249)
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	(249)

Nasdaq, Inc.
Unconsolidated Balance Sheet -BWISE Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(3,212)
Margin Deposits & Default Fund	-
Total Current Assets	(3,212)
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	4,749
Total Long Term Assets	4,749
Total Assets	1,536
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities -

Total Liabilities -

EQUITY
Common Stock Total -
Common Stock in Treasury Total -
Additional Paid in Capital 1,066
Accumulated Other Comprehensive Income/(Loss) 195
Total Retained Earnings 275

Proportional Ownership Equity -

Total NASDAQ OMX Stockholders' Equity 1,536
Non Controlling Interest -
Non Controlling Interest - Unconsolidated Subs -
Total Equity 1,536

Total Liabilities Non Controlling Interest and Stockholders Equity 1,536

Nasdaq, Inc.
Unconsolidated Statement of Income -BWISE Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	0

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	(26)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(26)**
Income Tax Provisions	**0**
Net Income	**(26)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(26)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinetics AB
(in thousands, unaudited)

Notes: New entity in 2019 - No data in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober AB
(in thousands, unaudited)

Notes: New entity in 2019 - No data in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober Financial Technology AB
(in thousands, unaudited)

Notes: New entity in 2019 - No data in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober Financial Technology North AB
(in thousands, unaudited)

Notes: New entity in 2019 - No data in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -Clearing Control CC AB
(in thousands, unaudited)

Notes: liquidated 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Holdings Limited
(in thousands, unaudited)

Notes: No data in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	115,024
Total Long Term Assets	**115,024**
Total Assets	**115,024**
LIABILITIES	
Total AP and Accrued Expenses	6
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**6**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**6**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	105,866
Accumulated Other Comprehensive Income/(Loss)	(3)
Total Retained Earnings	9,155
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**115,018**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**115,018**
Total Liabilities Non Controlling Interest and Stockholders Equity	**115,024**

Nasdaq, Inc.
Unconsolidated Statement of Income -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	5
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**5**
Operating Income	**(5)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	3,829
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**3,823**
Income Tax Provisions	**0**
Net Income	**3,823**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**3,823**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Egypt for Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities -

Total Liabilities -

EQUITY
Common Stock Total -
Common Stock in Treasury Total -
Additional Paid in Capital -
Accumulated Other Comprehensive Income/(Loss) (737)
Total Retained Earnings 737

Proportional Ownership Equity -

Total NASDAQ OMX Stockholders' Equity -
Non Controlling Interest -
Non Controlling Interest - Unconsolidated Subs -
Total Equity -

Total Liabilities Non Controlling Interest and
Stockholders Equity -

Nasdaq, Inc.
Unconsolidated Statement of Income -Egypt for Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	0

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**0**
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.

Unconsolidated Balance Sheet -Eignarhaldsfelagid Verdbrefathing hf.

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	7,199
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	238
Margin Deposits & Default Fund	-
Total Current Assets	**7,437**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	15,520
Total Long Term Assets	**15,520**
Total Assets	**22,957**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	49
Current Debt Obligations	-
Current Liabilities	**49**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**49**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	15,950
Accumulated Other Comprehensive Income/(Loss)	1,257
Total Retained Earnings	5,702
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**22,908**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**22,908**
Total Liabilities Non Controlling Interest and Stockholders Equity	**22,957**

Nasdaq, Inc.
Unconsolidated Statement of Income -Eignarhaldsfelagid Verdbrefathing hf.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	6
Merger Related Expenses Total	0
Total Operating Expenses	**8**
Operating Income	**(8)**
Total Interest Income	669
Total Interest Expense	(274)
Dividend and Investment Income - Internal	(27,582)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(126)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**262**
Income Tax Provisions	**52**
Net Income	**210**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**210**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	10,233
Investments	-
Total Receivables - Net	11,390
Current Restricted Cash	-
Other Current Assets	1,101
Margin Deposits & Default Fund	-
Total Current Assets	**22,724**
Long Term Assets:	
Total Property and Equipment - Net	66
Goodwill	7,714
Other Intangibles	41,067
Non Current Deferred Taxes	-
Other Long Term Assets	157
Total Long Term Assets	**49,004**
Total Assets	**71,728**
LIABILITIES	
Total AP and Accrued Expenses	19,592
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	515
Deferred Revenue	9,401
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(89)
Current Debt Obligations	-
Current Liabilities	**29,418**
Total Long Term Debt	-
Non Current Deferred Tax Liability	7,061
Non-current deferred revenue	135
All Other Long Term Liabilities	5

Long Term Liabilities	7,200
Total Liabilities	36,618
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43,926
Accumulated Other Comprehensive Income/(Loss)	(1,993)
Total Retained Earnings	(6,823)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	35,110
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	35,110
Total Liabilities Non Controlling Interest and Stockholders Equity	71,728

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	6,019
Market Technology Revenues	0
Other Revenues	0
Total Revenues	6,019
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	6,019

Operating Expenses:

Compensation and Benefits	5,368
Marketing and Advertising	394
Depr and Amortization	3,326
Professional and Contract Services	474
Computer Ops and Data Communication	14
Occupancy	521
Regulatory	0
General Administrative and Other	716
Merger Related Expenses Total	106
Total Operating Expenses	**10,918**

Operating Income	**(4,900)**

Total Interest Income	17
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	1
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**(4,881)**

Income Tax Provisions	**(590)**

Net Income	**(4,291)**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**(4,291)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Australia Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	2,464
Investments	-
Total Receivables - Net	4,216
Current Restricted Cash	-
Other Current Assets	33
Margin Deposits & Default Fund	-
Total Current Assets	6,713
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,460
Other Intangibles	4,487
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	5,947
Total Assets	12,660
LIABILITIES	
Total AP and Accrued Expenses	5,876
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	28
Deferred Revenue	900
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(18)
Current Debt Obligations	-
Current Liabilities	6,785
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,346
Non-current deferred revenue	16
All Other Long Term Liabilities	-

Long Term Liabilities	1,362
Total Liabilities	8,147

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6,340
Accumulated Other Comprehensive Income/(Loss)	(705)
Total Retained Earnings	(1,123)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	4,513
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	4,513
Total Liabilities Non Controlling Interest and Stockholders Equity	12,660

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Australia Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	279
Market Technology Revenues	0
Other Revenues	0
Total Revenues	279
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	279

Operating Expenses:

Compensation and Benefits	418
Marketing and Advertising	6
Depr and Amortization	344
Professional and Contract Services	41
Computer Ops and Data Communication	0
Occupancy	11
Regulatory	0
General Administrative and Other	53
Merger Related Expenses Total	0
Total Operating Expenses	**873**

Operating Income	**(593)**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**(593)**

Income Tax Provisions	**(94)**

Net Income	**(499)**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**(499)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	8,428
Current Restricted Cash	-
Other Current Assets	220
Margin Deposits & Default Fund	-
Total Current Assets	**8,648**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,395
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**1,395**
Total Assets	**10,042**
LIABILITIES	
Total AP and Accrued Expenses	8,399
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	73
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(0)
Current Debt Obligations	-
Current Liabilities	**8,471**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**8,471**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(27)
Total Retained Earnings	1,598
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,572**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,572**
Total Liabilities Non Controlling Interest and Stockholders Equity	**10,042**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	1,413
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**1,413**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,413**

Operating Expenses:

Compensation and Benefits	715
Marketing and Advertising	74
Depr and Amortization	0
Professional and Contract Services	254
Computer Ops and Data Communication	2
Occupancy	36
Regulatory	0
General Administrative and Other	214
Merger Related Expenses Total	0
Total Operating Expenses	**1,295**

Operating Income	**118**

Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**118**

Income Tax Provisions	**0**

Net Income	**118**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**118**

Nasdaq, Inc.

Unconsolidated Balance Sheet -Indxis Ltd

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	92
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(860)
Margin Deposits & Default Fund	-
Total Current Assets	**(768)**
Long Term Assets:	
Total Property and Equipment - Net	612
Goodwill	1,759
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**2,371**
Total Assets	**1,603**
LIABILITIES	
Total AP and Accrued Expenses	29
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	85
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(6)
Current Debt Obligations	-
Current Liabilities	**107**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	178

Long Term Liabilities	178
Total Liabilities	285

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,743
Accumulated Other Comprehensive Income/(Loss)	(261)
Total Retained Earnings	(1,165)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	1,318
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	1,318
Total Liabilities Non Controlling Interest and Stockholders Equity	1,603

Nasdaq, Inc.
Unconsolidated Statement of Income -Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,033
Total Revenues	1,033
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	1,033

Operating Expenses:

Compensation and Benefits	681
Marketing and Advertising	0
Depr and Amortization	122
Professional and Contract Services	60
Computer Ops and Data Communication	0
Occupancy	76
Regulatory	0
General Administrative and Other	36
Merger Related Expenses Total	0
Total Operating Expenses	**976**

Operating Income	**57**

Total Interest Income	0
Total Interest Expense	(21)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**36**

Income Tax Provisions	**0**

Net Income	**36**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**36**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Irisium AB
(in thousands, unaudited)

Notes: New entity in 2019 - No data in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -Irisium Ltd
(in thousands, unaudited)

Notes: not in HFM - Equity Investments - not 100% owned

Nasdaq, Inc.
Unconsolidated Balance Sheet -LLC "SYBENETIX UKRAINE"
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	247
Investments	-
Total Receivables - Net	114
Current Restricted Cash	-
Other Current Assets	11
Margin Deposits & Default Fund	-
Total Current Assets	372
Long Term Assets:	
Total Property and Equipment - Net	186
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	186
Total Assets	558
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	116
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	116
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**116**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	187
Accumulated Other Comprehensive Income/(Loss)	184
Total Retained Earnings	71
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**442**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**442**
Total Liabilities Non Controlling Interest and Stockholders Equity	**558**

Nasdaq, Inc.
Unconsolidated Statement of Income -LLC "SYBENETIX UKRAINE"
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,131
Total Revenues	**1,131**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,131**

Operating Expenses:

Compensation and Benefits	771
Marketing and Advertising	0
Depr and Amortization	81
Professional and Contract Services	16
Computer Ops and Data Communication	4
Occupancy	76
Regulatory	0
General Administrative and Other	60
Merger Related Expenses Total	3
Total Operating Expenses	**1,010**

Operating Income	**122**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**122**

Income Tax Provisions	**1**

Net Income	**121**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**121**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Longitude S.A.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	1,289
Investments	-
Total Receivables - Net	3,302
Current Restricted Cash	-
Other Current Assets	(3,000)
Margin Deposits & Default Fund	-
Total Current Assets	**1,591**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	**1,591**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	(1)
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**(1)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**(1)**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,523
Accumulated Other Comprehensive Income/(Loss)	167
Total Retained Earnings	(99)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,591**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,591**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,591**

Nasdaq, Inc.
Unconsolidated Statement of Income -Longitude S.A.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	3,666
Other Revenues	0
Total Revenues	**3,667**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**3,667**

Operating Expenses:

Compensation and Benefits	22
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	3,894
Computer Ops and Data Communication	0
Occupancy	3
Regulatory	0
General Administrative and Other	(225)
Merger Related Expenses Total	0
Total Operating Expenses	**3,694**
Operating Income	**(27)**
Total Interest Income	0
Total Interest Expense	(5)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(32)**
Income Tax Provisions	**94**
Net Income	**(126)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(126)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Marketwire China Holding (HK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	6
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	81
Margin Deposits & Default Fund	-
Total Current Assets	**87**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	2,186
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**2,186**
Total Assets	**2,273**
LIABILITIES	
Total AP and Accrued Expenses	2,264
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(4)
Current Debt Obligations	-
Current Liabilities	**2,260**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities — -

Total Liabilities — 2,260

EQUITY

Common Stock Total — -

Common Stock in Treasury Total — -

Additional Paid in Capital — 24

Accumulated Other Comprehensive Income/(Loss) — 1

Total Retained Earnings — (12)

Proportional Ownership Equity — -

Total NASDAQ OMX Stockholders' Equity — 13

Non Controlling Interest — -

Non Controlling Interest - Unconsolidated Subs — -

Total Equity — 13

Total Liabilities Non Controlling Interest and Stockholders Equity — 2,273

Nasdaq, Inc.
Unconsolidated Statement of Income -Marketwire China Holding (HK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	(9)
Total Revenues	(9)
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	(9)

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	38
Computer Ops and Data Communication	0
Occupancy	1
Regulatory	0
General Administrative and Other	(47)
Merger Related Expenses Total	0
Total Operating Expenses	**(8)**
Operating Income	**(1)**
Total Interest Income	2
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1
Income Tax Provisions	9
Net Income	**(8)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(8)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Minium Financial Technology AB
(in thousands, unaudited)

Notes: No data in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -Minium Financial Technology Ltd
(in thousands, unaudited)

Notes: No data in 2018

Nasdaq, Inc.

Unconsolidated Balance Sheet -Nasdaq (Asia Pacific) Pte. Ltd.

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	617
Investments	-
Total Receivables - Net	2,163
Current Restricted Cash	-
Other Current Assets	412
Margin Deposits & Default Fund	-
Total Current Assets	**3,193**
Long Term Assets:	
Total Property and Equipment - Net	57
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**57**
Total Assets	**3,249**
LIABILITIES	
Total AP and Accrued Expenses	12
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	452
Deferred Revenue	2,036
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	226
Current Debt Obligations	-
Current Liabilities	**2,726**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities | -

Total Liabilities | 2,726

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,012
Accumulated Other Comprehensive Income/(Loss)	(13)
Total Retained Earnings	(476)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**523**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**523**

Total Liabilities Non Controlling Interest and Stockholders Equity | **3,249**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	8,085
Other Revenues	1,110
Total Revenues	**9,195**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**9,195**

Operating Expenses:

Compensation and Benefits	2,447
Marketing and Advertising	23
Depr and Amortization	48
Professional and Contract Services	62
Computer Ops and Data Communication	6,155
Occupancy	277
Regulatory	0
General Administrative and Other	355
Merger Related Expenses Total	0
Total Operating Expenses	**9,366**

Operating Income	**(171)**

Total Interest Income	45
Total Interest Expense	(0)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	62
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**(64)**

Income Tax Provisions	**33**

Net Income	**(97)**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**(97)**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	849
Investments	-
Total Receivables - Net	5,201
Current Restricted Cash	-
Other Current Assets	(399,642)
Margin Deposits & Default Fund	-
Total Current Assets	**(393,592)**
Long Term Assets:	
Total Property and Equipment - Net	3,838
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	359
Other Long Term Assets	(3,191,418)
Total Long Term Assets	**(3,187,220)**
Total Assets	**(3,580,813)**
LIABILITIES	
Total AP and Accrued Expenses	1,943
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	372
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	414,635
Current Debt Obligations	-
Current Liabilities	**416,950**
Total Long Term Debt	-
Non Current Deferred Tax Liability	11
Non-current deferred revenue	-
All Other Long Term Liabilities	1,680

Long Term Liabilities	1,691
Total Liabilities	418,641

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,189,888)
Accumulated Other Comprehensive Income/(Loss)	382,816
Total Retained Earnings	(192,382)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	(3,999,454)
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	(3,999,454)
Total Liabilities Non Controlling Interest and Stockholders Equity	(3,580,813)

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	14,167
Total Revenues	14,167
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	14,167

Operating Expenses:

Compensation and Benefits	3,217
Marketing and Advertising	(2)
Depr and Amortization	314
Professional and Contract Services	3,334
Computer Ops and Data Communication	121
Occupancy	7,791
Regulatory	0
General Administrative and Other	370
Merger Related Expenses Total	0
Total Operating Expenses	**15,144**
Operating Income	**(977)**
Total Interest Income	0
Total Interest Expense	(1,046)
Dividend and Investment Income - Internal	34,787
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	4,578
Income from Unconsolidated Investees - net	553
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	(215)
FX Operating	0
Net Income Before Taxes	**2,894**
Income Tax Provisions	**508**
Net Income	**2,386**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,386**

Nasdaq, Inc.

Unconsolidated Balance Sheet -Nasdaq Australia Holding Pty Ltd

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	16
Margin Deposits & Default Fund	-
Total Current Assets	16
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	42,418
Other Intangibles	6,779
Non Current Deferred Taxes	-
Other Long Term Assets	4,164
Total Long Term Assets	53,360
Total Assets	53,376
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	2,034
Non-current deferred revenue	-
All Other Long Term Liabilities	1,539

Long Term Liabilities	3,573
Total Liabilities	3,573

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	76,468
Accumulated Other Comprehensive Income/(Loss)	(12,229)
Total Retained Earnings	(14,435)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	49,803
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	49,803
Total Liabilities Non Controlling Interest and Stockholders Equity	53,376

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	0

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	799
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	· 0
Merger Related Expenses Total	0
Total Operating Expenses	**799**

Operating Income	**(799)**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**(798)**

Income Tax Provisions	**(224)**

Net Income	**(574)**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**(574)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Broker Services AB
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	1,353
Investments	7,001
Total Receivables - Net	2,153
Current Restricted Cash	-
Other Current Assets	4,141
Margin Deposits & Default Fund	-
Total Current Assets	**14,650**
Long Term Assets:	
Total Property and Equipment - Net	25
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**25**
Total Assets	**14,675**
LIABILITIES	
Total AP and Accrued Expenses	132
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	503
Deferred Revenue	511
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	380
Current Debt Obligations	-
Current Liabilities	**1,525**
Total Long Term Debt	-
Non Current Deferred Tax Liability	12
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	12

Total Liabilities	1,537

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	14,283
Accumulated Other Comprehensive Income/(Loss)	(5,083)
Total Retained Earnings	3,938
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**13,138**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**13,138**

Total Liabilities Non Controlling Interest and Stockholders Equity	14,675

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Broker Services AB
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	16,201
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	266
Total Revenues	**16,467**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**16,467**

Operating Expenses:

Compensation and Benefits	1,681
Marketing and Advertising	3
Depr and Amortization	0
Professional and Contract Services	713
Computer Ops and Data Communication	8,568
Occupancy	115
Regulatory	73
General Administrative and Other	565
Merger Related Expenses Total	0
Total Operating Expenses	**11,718**

Operating Income	**4,749**

Total Interest Income	(17)
Total Interest Expense	(0)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(19)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**4,713**

Income Tax Provisions	**1,058**

Net Income	**3,654**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**3,654**

Nasdaq, Inc.

Unconsolidated Balance Sheet -Nasdaq Canada Inc.

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	154
Investments	-
Total Receivables - Net	583
Current Restricted Cash	-
Other Current Assets	139
Margin Deposits & Default Fund	-
Total Current Assets	**876**
Long Term Assets:	
Total Property and Equipment - Net	984
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**984**
Total Assets	**1,860**
LIABILITIES	
Total AP and Accrued Expenses	892
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	351
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(81)
Current Debt Obligations	-
Current Liabilities	**1,161**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	1,725

Long Term Liabilities	1,725
Total Liabilities	2,886
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,136
Accumulated Other Comprehensive Income/(Loss)	233
Total Retained Earnings	(3,395)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	(1,026)
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	(1,026)
Total Liabilities Non Controlling Interest and Stockholders Equity	1,860

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	3,833
Total Revenues	3,833
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	3,833

Operating Expenses:

Compensation and Benefits	2,905
Marketing and Advertising	0
Depr and Amortization	119
Professional and Contract Services	114
Computer Ops and Data Communication	49
Occupancy	(298)
Regulatory	0
General Administrative and Other	348
Merger Related Expenses Total	(185)
Total Operating Expenses	**3,051**
Operating Income	**782**
Total Interest Income	9
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	(1,390)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(599)**
Income Tax Provisions	**10**
Net Income	**(610)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(610)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	(8,037)
Investments	122,034
Total Receivables - Net	8,458
Current Restricted Cash	9,437
Other Current Assets	181,449
Margin Deposits & Default Fund	4,742,372
Total Current Assets	**5,055,713**
Long Term Assets:	
Total Property and Equipment - Net	113
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	7
Other Long Term Assets	658,671
Total Long Term Assets	**658,792**
Total Assets	**5,714,505**
LIABILITIES	
Total AP and Accrued Expenses	31,742
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,491
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	4,847,093
Current Debt Obligations	-
Current Liabilities	**4,880,327**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	49

Long Term Liabilities	49

Total Liabilities	4,880,375

EQUITY

Common Stock Total	28,075
Common Stock in Treasury Total	-
Additional Paid in Capital	1,112,909
Accumulated Other Comprehensive Income/(Loss)	172,943
Total Retained Earnings	(479,796)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	834,130
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	834,130

Total Liabilities Non Controlling Interest and Stockholders Equity	5,714,505

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	47,634
Corporate Services	0
Global Information Services	513
Market Technology Revenues	5,871
Other Revenues	14
Total Revenues	54,032
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	(3)
Total Cost of Revenues	(3)
Revenues less Cost of Revenues	54,029

Operating Expenses:

Compensation and Benefits	5,179
Marketing and Advertising	331
Depr and Amortization	550
Professional and Contract Services	7,220
Computer Ops and Data Communication	19,034
Occupancy	310
Regulatory	1,298
General Administrative and Other	24,889
Merger Related Expenses Total	0
Total Operating Expenses	**58,812**
Operating Income	**(4,783)**
Total Interest Income	(587)
Total Interest Expense	(354)
Dividend and Investment Income - Internal	(10,957)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	5,768
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	45
Income Tax Provisions	(764)
Net Income	809
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**809**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	1,667
Investments	-
Total Receivables - Net	6,865
Current Restricted Cash	4,792
Other Current Assets	40,240
Margin Deposits & Default Fund	-
Total Current Assets	**53,565**
Long Term Assets:	
Total Property and Equipment - Net	248
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	325
Other Long Term Assets	166
Total Long Term Assets	**738**
Total Assets	**54,303**
LIABILITIES	
Total AP and Accrued Expenses	1,429
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,892
Deferred Revenue	1,156
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	1,296
Current Debt Obligations	-
Current Liabilities	**5,773**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	2,019
All Other Long Term Liabilities	7,940

Long Term Liabilities	9,959
Total Liabilities	15,732

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,129
Accumulated Other Comprehensive Income/(Loss)	(6,400)
Total Retained Earnings	(7,158)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	38,571
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	38,571
Total Liabilities Non Controlling Interest and Stockholders Equity	54,303

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	21,173
Corporate Services	14,172
Global Information Services	18,423
Market Technology Revenues	0
Other Revenues	2,449
Total Revenues	56,216
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	56,216

Operating Expenses:

Compensation and Benefits	6,533
Marketing and Advertising	84
Depr and Amortization	57
Professional and Contract Services	2,225
Computer Ops and Data Communication	4,017
Occupancy	753
Regulatory	1,151
General Administrative and Other	2,878
Merger Related Expenses Total	1
Total Operating Expenses	**17,700**
Operating Income	**38,516**
Total Interest Income	18
Total Interest Expense	(35)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	31
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**38,530**
Income Tax Provisions	**8,295**
Net Income	**30,234**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**30,234**

Nasdaq, Inc.

Unconsolidated Balance Sheet -Nasdaq Corporate Solutions (India) Private Limited

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	10,282
Investments	-
Total Receivables - Net	1,676
Current Restricted Cash	-
Other Current Assets	179
Margin Deposits & Default Fund	-
Total Current Assets	**12,138**
Long Term Assets:	
Total Property and Equipment - Net	4,542
Goodwill	781
Other Intangibles	-
Non Current Deferred Taxes	618
Other Long Term Assets	1,039
Total Long Term Assets	**6,981**
Total Assets	**19,119**
LIABILITIES	
Total AP and Accrued Expenses	1,134
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,511
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(1,812)
Current Debt Obligations	-
Current Liabilities	**834**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	611

Long Term Liabilities	**611**
Total Liabilities	**1,445**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	11,621
Accumulated Other Comprehensive Income/(Loss)	(1,804)
Total Retained Earnings	7,857
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**17,674**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**17,674**
Total Liabilities Non Controlling Interest and Stockholders Equity	**19,119**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	17,788
Total Revenues	**17,788**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**17,788**

Operating Expenses:

Compensation and Benefits	7,547
Marketing and Advertising	50
Depr and Amortization	2,161
Professional and Contract Services	2,451
Computer Ops and Data Communication	816
Occupancy	1,965
Regulatory	0
General Administrative and Other	1,314
Merger Related Expenses Total	0
Total Operating Expenses	**16,305**
Operating Income	**1,483**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	1,835
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**3,318**
Income Tax Provisions	**385**
Net Income	**2,933**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,933**

Nasdaq, Inc.

Unconsolidated Balance Sheet -Nasdaq Corporate Solutions International Limited

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	6,095
Investments	-
Total Receivables - Net	5,121
Current Restricted Cash	-
Other Current Assets	63,962
Margin Deposits & Default Fund	-
Total Current Assets	**75,178**
Long Term Assets:	
Total Property and Equipment - Net	4,638
Goodwill	64,870
Other Intangibles	5,818
Non Current Deferred Taxes	-
Other Long Term Assets	416
Total Long Term Assets	**75,741**
Total Assets	**150,919**
LIABILITIES	
Total AP and Accrued Expenses	1,844
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	549
Deferred Revenue	1,182
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	2,375
Current Debt Obligations	-
Current Liabilities	**5,950**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities | -

Total Liabilities | 5,950

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	136,691
Accumulated Other Comprehensive Income/(Loss)	(21,107)
Total Retained Earnings	29,385
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**144,969**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**144,969**
Total Liabilities Non Controlling Interest and Stockholders Equity	**150,919**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	28,955
Global Information Services	0
Market Technology Revenues	0
Other Revenues	17,234
Total Revenues	**46,189**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**57,769**

Operating Expenses:

Compensation and Benefits	4,924
Marketing and Advertising	59
Depr and Amortization	2,810
Professional and Contract Services	37,301
Computer Ops and Data Communication	1,694
Occupancy	265
Regulatory	0
General Administrative and Other	1,550
Merger Related Expenses Total	0
Total Operating Expenses	**48,602**
Operating Income	**9,166**
Total Interest Income	261
Total Interest Expense	(0)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	17,725
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**27,152**
Income Tax Provisions	**2,899**
Net Income	**24,253**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**24,253**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CSD Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	1,100
Investments	4,225
Total Receivables - Net	406
Current Restricted Cash	-
Other Current Assets	79
Margin Deposits & Default Fund	-
Total Current Assets	**5,810**
Long Term Assets:	
Total Property and Equipment - Net	59
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**59**
Total Assets	**5,869**
LIABILITIES	
Total AP and Accrued Expenses	244
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	235
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	588
Current Debt Obligations	-
Current Liabilities	**1,067**
Total Long Term Debt	-
Non Current Deferred Tax Liability	0
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	0
Total Liabilities	1,068
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,631
Accumulated Other Comprehensive Income/(Loss)	(1,908)
Total Retained Earnings	2,079
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	4,801
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	4,801
Total Liabilities Non Controlling Interest and Stockholders Equity	5,869

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CSD Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	6,387
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	218
Total Revenues	6,605
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	6,605

Operating Expenses:

Compensation and Benefits	1,038
Marketing and Advertising	5
Depr and Amortization	12
Professional and Contract Services	798
Computer Ops and Data Communication	372
Occupancy	140
Regulatory	53
General Administrative and Other	1,334
Merger Related Expenses Total	0
Total Operating Expenses	**3,753**
Operating Income	**2,852**
Total Interest Income	271
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	12
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**3,135**
Income Tax Provisions	**614**
Net Income	**2,521**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,521**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	11,285
Investments	2,625
Total Receivables - Net	262
Current Restricted Cash	-
Other Current Assets	(4,808)
Margin Deposits & Default Fund	-
Total Current Assets	**9,364**
Long Term Assets:	
Total Property and Equipment - Net	48
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	2
Other Long Term Assets	2,673
Total Long Term Assets	**2,723**
Total Assets	**12,087**
LIABILITIES	
Total AP and Accrued Expenses	7,408
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	149
Deferred Revenue	12
Current Portion of Long Term Debt	-
Current Portion Capital Leases	5
Other Accrued Liabilities	(52)
Current Debt Obligations	-
Current Liabilities	**7,521**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	3

Long Term Liabilities	3
Total Liabilities	**7,524**

EQUITY

Common Stock Total	6,294
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	286
Total Retained Earnings	(2,018)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**4,562**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,562**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,087**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	2,789
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,158
Total Revenues	**3,948**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**3,948**

Operating Expenses:

Compensation and Benefits	937
Marketing and Advertising	21
Depr and Amortization	73
Professional and Contract Services	791
Computer Ops and Data Communication	590
Occupancy	93
Regulatory	124
General Administrative and Other	904
Merger Related Expenses Total	0
Total Operating Expenses	**3,533**

Operating Income	**415**

Total Interest Income	27
Total Interest Expense	(39)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(30)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**373**

Income Tax Provisions	**0**

Net Income	**373**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**373**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	15,673
Investments	-
Total Receivables - Net	3,210
Current Restricted Cash	-
Other Current Assets	68
Margin Deposits & Default Fund	-
Total Current Assets	**18,951**
Long Term Assets:	
Total Property and Equipment - Net	2,247
Goodwill	54,874
Other Intangibles	64,510
Non Current Deferred Taxes	(251)
Other Long Term Assets	5
Total Long Term Assets	**121,384**
Total Assets	**140,336**
LIABILITIES	
Total AP and Accrued Expenses	493
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	613
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(1,732)
Current Debt Obligations	-
Current Liabilities	**(626)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	19,548
Non-current deferred revenue	-
All Other Long Term Liabilities	0

Long Term Liabilities	**19,548**
Total Liabilities	**18,922**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	115,024
Accumulated Other Comprehensive Income/(Loss)	2,736
Total Retained Earnings	3,654
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**121,414**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**121,414**
Total Liabilities Non Controlling Interest and Stockholders Equity	**140,336**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	11,799
Corporate Services	0
Global Information Services	7,243
Market Technology Revenues	0
Other Revenues	46
Total Revenues	**19,088**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	(7)
Total Cost of Revenues	**(7)**
Revenues less Cost of Revenues	**19,081**

Operating Expenses:

Compensation and Benefits	1,858
Marketing and Advertising	46
Depr and Amortization	5,565
Professional and Contract Services	3,190
Computer Ops and Data Communication	718
Occupancy	347
Regulatory	169
General Administrative and Other	228
Merger Related Expenses Total	(632)
Total Operating Expenses	**11,490**
Operating Income	**7,592**
Total Interest Income	166
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**7,758**
Income Tax Provisions	**2,098**
Net Income	**5,659**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**5,659**

Nasdaq, Inc.

Unconsolidated Balance Sheet -Nasdaq Exchange and Clearing Services AB

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	191
Investments	-
Total Receivables - Net	5,519
Current Restricted Cash	-
Other Current Assets	(20,564)
Margin Deposits & Default Fund	-
Total Current Assets	**(14,854)**
Long Term Assets:	
Total Property and Equipment - Net	25,261
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	35
Other Long Term Assets	-
Total Long Term Assets	**25,296**
Total Assets	**10,442**
LIABILITIES	
Total AP and Accrued Expenses	542
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	5,120
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(452)
Current Debt Obligations	-
Current Liabilities	**5,210**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**5,210**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	142
Accumulated Other Comprehensive Income/(Loss)	(1,628)
Total Retained Earnings	6,717
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**5,232**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**5,232**
Total Liabilities Non Controlling Interest and Stockholders Equity	**10,442**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	22
Corporate Services	0
Global Information Services	0
Market Technology Revenues	44,807
Other Revenues	37
Total Revenues	**44,866**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**44,866**

Operating Expenses:

Compensation and Benefits	10,979
Marketing and Advertising	9
Depr and Amortization	6,647
Professional and Contract Services	2,443
Computer Ops and Data Communication	24,604
Occupancy	1,261
Regulatory	0
General Administrative and Other	687
Merger Related Expenses Total	(8)
Total Operating Expenses	**46,622**

Operating Income	**(1,756)**

Total Interest Income	0
Total Interest Expense	(145)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	1,660

Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0

Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**(241)**

Income Tax Provisions	**255**

Net Income	**(496)**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**(496)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq France SAS
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	(95)
Investments	-
Total Receivables - Net	105
Current Restricted Cash	-
Other Current Assets	1,361
Margin Deposits & Default Fund	-
Total Current Assets	**1,371**
Long Term Assets:	
Total Property and Equipment - Net	81
Goodwill	-
Other Intangibles	(0)
Non Current Deferred Taxes	460
Other Long Term Assets	111
Total Long Term Assets	**652**
Total Assets	**2,023**
LIABILITIES	
Total AP and Accrued Expenses	263
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	499
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	172
Current Debt Obligations	-
Current Liabilities	**934**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,800
Non-current deferred revenue	-
All Other Long Term Liabilities	148

Long Term Liabilities	**1,948**
Total Liabilities	**2,882**

EQUITY

Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(242)
Total Retained Earnings	(618)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(859)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(859)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,023**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq France SAS
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	5,228
Total Revenues	**5,228**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**5,228**

Operating Expenses:

Compensation and Benefits	3,780
Marketing and Advertising	43
Depr and Amortization	22
Professional and Contract Services	93
Computer Ops and Data Communication	1
Occupancy	475
Regulatory	0
General Administrative and Other	244
Merger Related Expenses Total	559
Total Operating Expenses	**5,217**

Operating Income	**11**

Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	130
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**140**

Income Tax Provisions	**123**

Net Income	**17**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**17**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	150
Investments	-
Total Receivables - Net	52
Current Restricted Cash	-
Other Current Assets	1,502
Margin Deposits & Default Fund	-
Total Current Assets	**1,704**
Long Term Assets:	
Total Property and Equipment - Net	68
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	33
Total Long Term Assets	**101**
Total Assets	**1,805**
LIABILITIES	
Total AP and Accrued Expenses	40
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	103
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(236)
Current Debt Obligations	-
Current Liabilities	**(93)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	489

Long Term Liabilities	489
Total Liabilities	396

EQUITY	
Common Stock Total	(1)
Common Stock in Treasury Total	-
Additional Paid in Capital	316
Accumulated Other Comprehensive Income/(Loss)	1
Total Retained Earnings	1,092
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	1,409
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	1,409
Total Liabilities Non Controlling Interest and Stockholders Equity	1,805

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,929
Total Revenues	1,929
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	1,929

Operating Expenses:

Compensation and Benefits	841
Marketing and Advertising	13
Depr and Amortization	46
Professional and Contract Services	361
Computer Ops and Data Communication	344
Occupancy	309
Regulatory	0
General Administrative and Other	135
Merger Related Expenses Total	34
Total Operating Expenses	**2,084**

Operating Income	**(155)**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	396
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**241**

Income Tax Provisions	**21**

Net Income	**220**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**220**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	419
Investments	-
Total Receivables - Net	4,549
Current Restricted Cash	4,932
Other Current Assets	38,589
Margin Deposits & Default Fund	-
Total Current Assets	**48,489**
Long Term Assets:	
Total Property and Equipment - Net	68
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	170
Other Long Term Assets	8,587
Total Long Term Assets	**8,824**
Total Assets	**57,314**
LIABILITIES	
Total AP and Accrued Expenses	882
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,102
Deferred Revenue	839
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	26,777
Current Debt Obligations	-
Current Liabilities	**29,601**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	1,840
All Other Long Term Liabilities	-

Long Term Liabilities	1,840
Total Liabilities	31,440

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(7,893)
Accumulated Other Comprehensive Income/(Loss)	(12,685)
Total Retained Earnings	46,350
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	25,772
Non Controlling Interest	102
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	25,874
Total Liabilities Non Controlling Interest and Stockholders Equity	57,314

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	18,204
Corporate Services	7,329
Global Information Services	11,753
Market Technology Revenues	0
Other Revenues	376
Total Revenues	37,662
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	37,707

Operating Expenses:

Compensation and Benefits	3,736
Marketing and Advertising	72
Depr and Amortization	109
Professional and Contract Services	3,248
Computer Ops and Data Communication	2,169
Occupancy	537
Regulatory	398
General Administrative and Other	2,056
Merger Related Expenses Total	0
Total Operating Expenses	**12,326**
Operating Income	**25,382**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(24,759)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**622**
Income Tax Provisions	**(154)**
Net Income	**777**
Net (income) expense attributable to noncontrolling interests	(15)
Net Income attributable to Nasdaq, Inc.	**762**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	(8,848)
Investments	-
Total Receivables - Net	2,900,835
Current Restricted Cash	-
Other Current Assets	5,149
Margin Deposits & Default Fund	-
Total Current Assets	**2,897,136**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	(4,157,748)
Total Long Term Assets	**(4,157,748)**
Total Assets	**(1,260,612)**
LIABILITIES	
Total AP and Accrued Expenses	15,826
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	490
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	52,501
Current Debt Obligations	-
Current Liabilities	**68,817**
Total Long Term Debt	-
Non Current Deferred Tax Liability	9
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	9
Total Liabilities	68,826

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,145,107)
Accumulated Other Comprehensive Income/(Loss)	3,229,740
Total Retained Earnings	(414,072)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	(1,329,438)
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	(1,329,438)
Total Liabilities Non Controlling Interest and Stockholders Equity	(1,260,612)

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	3,126
Total Revenues	3,126
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	3,126

Operating Expenses:

Compensation and Benefits	1,983
Marketing and Advertising	9
Depr and Amortization	0
Professional and Contract Services	370
Computer Ops and Data Communication	120
Occupancy	151
Regulatory	0
General Administrative and Other	(1,562)
Merger Related Expenses Total	0
Total Operating Expenses	**1,073**
Operating Income	**2,053**
Total Interest Income	28
Total Interest Expense	(203)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**1,878**
Income Tax Provisions	**56,825**
Net Income	**(54,947)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(54,947)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	98
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	36,662
Margin Deposits & Default Fund	-
Total Current Assets	**36,760**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	52,129
Total Long Term Assets	**52,129**
Total Assets	**88,889**
LIABILITIES	
Total AP and Accrued Expenses	12
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	139,051
Current Debt Obligations	-
Current Liabilities	**139,064**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**139,064**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(66,045)
Accumulated Other Comprehensive Income/(Loss)	28,359
Total Retained Earnings	(12,488)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	(50,174)
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(50,174)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**88,889**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	14
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(0)
Merger Related Expenses Total	0
Total Operating Expenses	**14**

Operating Income	**(14)**

Total Interest Income	89
Total Interest Expense	(2,713)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**(2,638)**

Income Tax Provisions	**(578)**

Net Income	**(2,060)**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**(2,060)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Luxembourg Sárl
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	(26)
Investments	-
Total Receivables - Net	429
Current Restricted Cash	-
Other Current Assets	1,044,081
Margin Deposits & Default Fund	-
Total Current Assets	**1,044,484**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	3,209,750
Total Long Term Assets	**3,209,750**
Total Assets	**4,254,234**
LIABILITIES	
Total AP and Accrued Expenses	685
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(526)
Current Debt Obligations	-
Current Liabilities	**159**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	3,932,146

Long Term Liabilities	3,932,146
Total Liabilities	3,932,305

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(223,402)
Accumulated Other Comprehensive Income/(Loss)	458,408
Total Retained Earnings	86,923
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	321,929
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	321,929
Total Liabilities Non Controlling Interest and Stockholders Equity	4,254,234

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Luxembourg Sárl
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	0

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	97
Computer Ops and Data Communication	0
Occupancy	18
Regulatory	0
General Administrative and Other	3
Merger Related Expenses Total	0
Total Operating Expenses	**118**

Operating Income	**(118)**

Total Interest Income	29,607
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**29,489**

Income Tax Provisions	**0**

Net Income	**29,489**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**29,489**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	1,089
Investments	2,807
Total Receivables - Net	594
Current Restricted Cash	-
Other Current Assets	106
Margin Deposits & Default Fund	-
Total Current Assets	**4,597**
Long Term Assets:	
Total Property and Equipment - Net	89
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	98
Other Long Term Assets	-
Total Long Term Assets	**186**
Total Assets	**4,783**
LIABILITIES	
Total AP and Accrued Expenses	128
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	795
Deferred Revenue	391
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	369
Current Debt Obligations	-
Current Liabilities	**1,683**
Total Long Term Debt	-
Non Current Deferred Tax Liability	2
Non-current deferred revenue	699
All Other Long Term Liabilities	-

Long Term Liabilities	**701**
Total Liabilities	**2,385**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	10,890
Accumulated Other Comprehensive Income/(Loss)	(5,930)
Total Retained Earnings	(2,561)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**2,399**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,399**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,783**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	2,189
Corporate Services	1,889
Global Information Services	165
Market Technology Revenues	0
Other Revenues	361
Total Revenues	**4,604**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**4,604**

Operating Expenses:

Compensation and Benefits	2,726
Marketing and Advertising	52
Depr and Amortization	23
Professional and Contract Services	347
Computer Ops and Data Communication	562
Occupancy	254
Regulatory	52
General Administrative and Other	637
Merger Related Expenses Total	0
Total Operating Expenses	**4,652**

Operating Income	**(48)**

Total Interest Income	188
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(1)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**139**

Income Tax Provisions	**(1)**

Net Income	**140**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**140**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	456
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	10,979
Margin Deposits & Default Fund	-
Total Current Assets	**11,435**
Long Term Assets:	
Total Property and Equipment - Net	342
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**342**
Total Assets	**11,776**
LIABILITIES	
Total AP and Accrued Expenses	632
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,725
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	675
Current Debt Obligations	-
Current Liabilities	**3,032**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	0

Long Term Liabilities	0
Total Liabilities	3,032

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(2,346)
Total Retained Earnings	11,090
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	8,744
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	8,744
Total Liabilities Non Controlling Interest and Stockholders Equity	11,776

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	16,332
Total Revenues	16,332
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	16,332

Operating Expenses:

Compensation and Benefits	9,942
Marketing and Advertising	990
Depr and Amortization	76
Professional and Contract Services	1,734
Computer Ops and Data Communication	249
Occupancy	903
Regulatory	41
General Administrative and Other	1,463
Merger Related Expenses Total	47
Total Operating Expenses	**15,445**
Operating Income	**886**
Total Interest Income	49
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**936**
Income Tax Provisions	**412**
Net Income	**524**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**524**

Nasdaq, Inc.

Unconsolidated Balance Sheet -Nasdaq Korea Ltd.

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	1,067
Investments	-
Total Receivables - Net	(28)
Current Restricted Cash	-
Other Current Assets	(112)
Margin Deposits & Default Fund	-
Total Current Assets	**926**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**926**
LIABILITIES	
Total AP and Accrued Expenses	3
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	49
Deferred Revenue	180
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	128
Current Debt Obligations	-
Current Liabilities	**360**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities   -

Total Liabilities   360

EQUITY

Common Stock Total   93
Common Stock in Treasury Total   -
Additional Paid in Capital   3
Accumulated Other Comprehensive Income/(Loss)   (25)
Total Retained Earnings   495

Proportional Ownership Equity   -

Total NASDAQ OMX Stockholders' Equity   566
Non Controlling Interest   -
Non Controlling Interest - Unconsolidated Subs   -
Total Equity   566

**Total Liabilities Non Controlling Interest and
Stockholders Equity**   926

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Korea Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	1,169
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**1,169**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,175**

Operating Expenses:

Compensation and Benefits	338
Marketing and Advertising	3
Depr and Amortization	0
Professional and Contract Services	44
Computer Ops and Data Communication	0
Occupancy	41
Regulatory	0
General Administrative and Other	36
Merger Related Expenses Total	(0)
Total Operating Expenses	**462**
Operating Income	**713**
Total Interest Income	0
Total Interest Expense	(3)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	6
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**716**
Income Tax Provisions	**150**
Net Income	**566**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**566**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	461
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	51,428
Margin Deposits & Default Fund	-
Total Current Assets	**51,889**
Long Term Assets:	
Total Property and Equipment - Net	49
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	60,011
Total Long Term Assets	**60,060**
Total Assets	**111,948**
LIABILITIES	
Total AP and Accrued Expenses	161
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,437
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	89
Current Debt Obligations	-
Current Liabilities	**1,687**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities -

Total Liabilities 1,687

EQUITY

Common Stock Total -

Common Stock in Treasury Total -

Additional Paid in Capital 106,470

Accumulated Other Comprehensive Income/(Loss) (805)

Total Retained Earnings 4,595

Proportional Ownership Equity -

Total NASDAQ OMX Stockholders' Equity 110,261

Non Controlling Interest -

Non Controlling Interest - Unconsolidated Subs -

Total Equity 110,261

Total Liabilities Non Controlling Interest and Stockholders Equity 111,948

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	11,179
Total Revenues	**11,179**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**11,179**

Operating Expenses:

Compensation and Benefits	7,652
Marketing and Advertising	131
Depr and Amortization	66
Professional and Contract Services	564
Computer Ops and Data Communication	15
Occupancy	1,205
Regulatory	0
General Administrative and Other	921
Merger Related Expenses Total	0
Total Operating Expenses	**10,553**
Operating Income	**626**
Total Interest Income	2,989
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	93
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**3,709**
Income Tax Provisions	**(288)**
Net Income	**3,997**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**3,997**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq NLX Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	167
Investments	-
Total Receivables - Net	12
Current Restricted Cash	-
Other Current Assets	4,010
Margin Deposits & Default Fund	-
Total Current Assets	**4,189**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**4,189**
LIABILITIES	
Total AP and Accrued Expenses	2,669
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	228
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**2,897**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**2,897**
EQUITY	
Common Stock Total	(40)
Common Stock in Treasury Total	-
Additional Paid in Capital	103,924
Accumulated Other Comprehensive Income/(Loss)	(354)
Total Retained Earnings	(102,237)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,293**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,293**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,189**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq NLX Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:

Compensation and Benefits	853
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	6
Computer Ops and Data Communication	1
Occupancy	0
Regulatory	0
General Administrative and Other	2,557
Merger Related Expenses Total	278
Total Operating Expenses	**3,696**
Operating Income	**(3,696)**
Total Interest Income	5
Total Interest Expense	(5)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(3,696)**
Income Tax Provisions	**0**
Net Income	**(3,696)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(3,696)**

Nasdaq, Inc.

Unconsolidated Balance Sheet -Nasdaq Nordic Ltd

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	345
Investments	-
Total Receivables - Net	14,351
Current Restricted Cash	-
Other Current Assets	33,723
Margin Deposits & Default Fund	-
Total Current Assets	**48,419**
Long Term Assets:	
Total Property and Equipment - Net	27
Goodwill	1,437
Other Intangibles	-
Non Current Deferred Taxes	63
Other Long Term Assets	838,606
Total Long Term Assets	**840,134**
Total Assets	**888,552**
LIABILITIES	
Total AP and Accrued Expenses	16,643
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	302
Deferred Revenue	1,361
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	37,307
Current Debt Obligations	-
Current Liabilities	**55,613**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	2
All Other Long Term Liabilities	-

Long Term Liabilities	2
Total Liabilities	55,615

EQUITY

Common Stock Total	42,121
Common Stock in Treasury Total	-
Additional Paid in Capital	1,104,359
Accumulated Other Comprehensive Income/(Loss)	45,785
Total Retained Earnings	(359,485)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	832,781
Non Controlling Interest	157
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	832,938
Total Liabilities Non Controlling Interest and Stockholders Equity	888,552

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	3
Corporate Services	7,860
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,456
Total Revenues	9,319
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	10,540

Operating Expenses:

Compensation and Benefits	1,359
Marketing and Advertising	6
Depr and Amortization	31
Professional and Contract Services	1,508
Computer Ops and Data Communication	167
Occupancy	285
Regulatory	10
General Administrative and Other	695
Merger Related Expenses Total	(8)
Total Operating Expenses	**4,054**
Operating Income	**6,486**
Total Interest Income	0
Total Interest Expense	(27)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(12,544)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	4,610
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(1,475)**
Income Tax Provisions	**5**
Net Income	**(1,480)**
Net (income) expense attributable to noncontrolling interests	(34)
Net Income attributable to Nasdaq, Inc.	**(1,515)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	287
Investments	-
Total Receivables - Net	2,578
Current Restricted Cash	-
Other Current Assets	10,083
Margin Deposits & Default Fund	-
Total Current Assets	**12,948**
Long Term Assets:	
Total Property and Equipment - Net	39
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	206
Other Long Term Assets	-
Total Long Term Assets	**245**
Total Assets	**13,193**
LIABILITIES	
Total AP and Accrued Expenses	176
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	682
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	2,590
Current Debt Obligations	-
Current Liabilities	**3,449**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	10

Long Term Liabilities	10
Total Liabilities	3,459

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	38,963
Accumulated Other Comprehensive Income/(Loss)	(1,820)
Total Retained Earnings	(27,408)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	9,735
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	9,735
Total Liabilities Non Controlling Interest and Stockholders Equity	13,193

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	6,109
Total Revenues	6,109
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	6,109

Operating Expenses:

Compensation and Benefits	4,611
Marketing and Advertising	20
Depr and Amortization	25
Professional and Contract Services	80
Computer Ops and Data Communication	151
Occupancy	437
Regulatory	0
General Administrative and Other	673
Merger Related Expenses Total	94
Total Operating Expenses	**6,091**

Operating Income	**19**

Total Interest Income	57
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**76**

Income Tax Provisions	**38**

Net Income	**37**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**37**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	11,045
Investments	-
Total Receivables - Net	1,777
Current Restricted Cash	833
Other Current Assets	(406)
Margin Deposits & Default Fund	-
Total Current Assets	**13,249**
Long Term Assets:	
Total Property and Equipment - Net	74
Goodwill	5,768
Other Intangibles	1,238
Non Current Deferred Taxes	897
Other Long Term Assets	49
Total Long Term Assets	**8,026**
Total Assets	**21,275**
LIABILITIES	
Total AP and Accrued Expenses	819
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	574
Deferred Revenue	31
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	4,296
Current Debt Obligations	-
Current Liabilities	**5,719**
Total Long Term Debt	-
Non Current Deferred Tax Liability	321
Non-current deferred revenue	-
All Other Long Term Liabilities	28

Long Term Liabilities	349
Total Liabilities	6,068
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	15,703
Accumulated Other Comprehensive Income/(Loss)	(7,098)
Total Retained Earnings	6,603
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	15,207
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	15,207
Total Liabilities Non Controlling Interest and Stockholders Equity	21,275

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	9,517
Corporate Services	0
Global Information Services	2,163
Market Technology Revenues	0
Other Revenues	38
Total Revenues	11,718
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	11,718

Operating Expenses:

Compensation and Benefits	2,388
Marketing and Advertising	22
Depr and Amortization	9
Professional and Contract Services	758
Computer Ops and Data Communication	3,002
Occupancy	(0)
Regulatory	222
General Administrative and Other	2,631
Merger Related Expenses Total	0
Total Operating Expenses	**9,031**
Operating Income	**2,687**
Total Interest Income	122
Total Interest Expense	(17)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**2,792**
Income Tax Provisions	**879**
Net Income	**1,913**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,913**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	2,073
Investments	-
Total Receivables - Net	401
Current Restricted Cash	-
Other Current Assets	(2,455)
Margin Deposits & Default Fund	-
Total Current Assets	**19**
Long Term Assets:	
Total Property and Equipment - Net	1,459
Goodwill	9,171
Other Intangibles	934
Non Current Deferred Taxes	1,248
Other Long Term Assets	-
Total Long Term Assets	**12,813**
Total Assets	**12,833**
LIABILITIES	
Total AP and Accrued Expenses	685
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,247
Deferred Revenue	24
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(4,345)
Current Debt Obligations	-
Current Liabilities	**612**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(62)
Non-current deferred revenue	-
All Other Long Term Liabilities	186

Long Term Liabilities	123
Total Liabilities	735

EQUITY

Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	1,694
Accumulated Other Comprehensive Income/(Loss)	(2,834)
Total Retained Earnings	13,237
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	12,098
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	12,098
Total Liabilities Non Controlling Interest and Stockholders Equity	12,833

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	2,796
Global Information Services	0
Market Technology Revenues	0
Other Revenues	21,911
Total Revenues	24,707
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	25,641

Operating Expenses:

Compensation and Benefits	16,235
Marketing and Advertising	139
Depr and Amortization	501
Professional and Contract Services	2,419
Computer Ops and Data Communication	733
Occupancy	1,667
Regulatory	0
General Administrative and Other	2,003
Merger Related Expenses Total	11
Total Operating Expenses	**23,707**
Operating Income	**1,934**
Total Interest Income	49
Total Interest Expense	(65)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	347
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**2,265**
Income Tax Provisions	**564**
Net Income	**1,701**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,701**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	585
Investments	-
Total Receivables - Net	159
Current Restricted Cash	860
Other Current Assets	665
Margin Deposits & Default Fund	-
Total Current Assets	**2,270**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	31
Other Long Term Assets	(0)
Total Long Term Assets	**31**
Total Assets	**2,301**
LIABILITIES	
Total AP and Accrued Expenses	3
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	84
Deferred Revenue	15
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	16
Current Debt Obligations	-
Current Liabilities	**118**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	107
All Other Long Term Liabilities	-

Long Term Liabilities	**107**
Total Liabilities	**225**
EQUITY	
Common Stock Total	(365)
Common Stock in Treasury Total	-
Additional Paid in Capital	3,962
Accumulated Other Comprehensive Income/(Loss)	(627)
Total Retained Earnings	(895)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**2,076**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,076**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,301**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	247
Corporate Services	495
Global Information Services	17
Market Technology Revenues	0
Other Revenues	579
Total Revenues	**1,337**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,337**

Operating Expenses:

Compensation and Benefits	395
Marketing and Advertising	30
Depr and Amortization	0
Professional and Contract Services	115
Computer Ops and Data Communication	119
Occupancy	36
Regulatory	26
General Administrative and Other	131
Merger Related Expenses Total	0
Total Operating Expenses	**852**

Operating Income	**485**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	(7,205)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**485**

Income Tax Provisions	**0**

Net Income	**485**

Net (income) expense attributable to noncontrolling interests	(0)

Net Income attributable to Nasdaq, Inc.	**485**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	3,510
Investments	34,822
Total Receivables - Net	23,635
Current Restricted Cash	-
Other Current Assets	127,483
Margin Deposits & Default Fund	-
Total Current Assets	**189,450**
Long Term Assets:	
Total Property and Equipment - Net	792
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	5
Other Long Term Assets	6
Total Long Term Assets	**803**
Total Assets	**190,253**
LIABILITIES	
Total AP and Accrued Expenses	23,050
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	13,112
Deferred Revenue	4,839
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(2,557)
Current Debt Obligations	-
Current Liabilities	**38,444**
Total Long Term Debt	-
Non Current Deferred Tax Liability	940
Non-current deferred revenue	17,194
All Other Long Term Liabilities	-

Long Term Liabilities	18,133
Total Liabilities	56,577

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	12,974
Accumulated Other Comprehensive Income/(Loss)	(47,304)
Total Retained Earnings	168,007
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	133,676
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	133,676
Total Liabilities Non Controlling Interest and Stockholders Equity	190,253

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	83,867
Corporate Services	42,554
Global Information Services	51,033
Market Technology Revenues	15,761
Other Revenues	2,279
Total Revenues	195,494
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	195,494

Operating Expenses:

Compensation and Benefits	26,885
Marketing and Advertising	863
Depr and Amortization	273
Professional and Contract Services	11,273
Computer Ops and Data Communication	27,570
Occupancy	1,692
Regulatory	635
General Administrative and Other	1,437
Merger Related Expenses Total	27
Total Operating Expenses	**70,655**

Operating Income	**124,839**

Total Interest Income	(144)
Total Interest Expense	(1)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(12,007)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	112,687

Income Tax Provisions	**18,914**

Net Income	**93,773**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**93,773**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	44
Investments	-
Total Receivables - Net	87
Current Restricted Cash	860
Other Current Assets	2,185
Margin Deposits & Default Fund	-
Total Current Assets	**3,176**
Long Term Assets:	
Total Property and Equipment - Net	70
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	12
Other Long Term Assets	408
Total Long Term Assets	**491**
Total Assets	**3,667**
LIABILITIES	
Total AP and Accrued Expenses	(2)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	173
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	12
Current Debt Obligations	-
Current Liabilities	**184**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	110
All Other Long Term Liabilities	-

Long Term Liabilities	**110**
Total Liabilities	**293**
EQUITY	
Common Stock Total	1
Common Stock in Treasury Total	-
Additional Paid in Capital	11,130
Accumulated Other Comprehensive Income/(Loss)	(620)
Total Retained Earnings	(7,138)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**3,373**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,373**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,667**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	368
Corporate Services	449
Global Information Services	103
Market Technology Revenues	0
Other Revenues	573
Total Revenues	**1,493**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,561**

Operating Expenses:

Compensation and Benefits	537
Marketing and Advertising	32
Depr and Amortization	2
Professional and Contract Services	261
Computer Ops and Data Communication	103
Occupancy	61
Regulatory	10
General Administrative and Other	107
Merger Related Expenses Total	0
Total Operating Expenses	**1,114**

Operating Income	**447**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	447

Income Tax Provisions	**148**

Net Income	**300**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**300**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	359
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(36)
Margin Deposits & Default Fund	-
Total Current Assets	**323**
Long Term Assets:	
Total Property and Equipment - Net	134
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	596
Total Long Term Assets	**730**
Total Assets	**1,053**
LIABILITIES	
Total AP and Accrued Expenses	(8)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	233
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	31
Current Debt Obligations	-
Current Liabilities	**256**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities | -

Total Liabilities | **256**

EQUITY
Common Stock Total | (0)
Common Stock in Treasury Total | -
Additional Paid in Capital | 841
Accumulated Other Comprehensive Income/(Loss) | (156)
Total Retained Earnings | 111

Proportional Ownership Equity | -

Total NASDAQ OMX Stockholders' Equity | 797
Non Controlling Interest | -
Non Controlling Interest - Unconsolidated Subs | -
Total Equity | 797

Total Liabilities Non Controlling Interest and Stockholders Equity | **1,053**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	1
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	2,712
Total Revenues	**2,713**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,713**

Operating Expenses:

Compensation and Benefits	1,990
Marketing and Advertising	66
Depr and Amortization	41
Professional and Contract Services	44
Computer Ops and Data Communication	0
Occupancy	172
Regulatory	0
General Administrative and Other	245
Merger Related Expenses Total	33
Total Operating Expenses	**2,591**

Operating Income	**121**

Total Interest Income	0
Total Interest Expense	(3)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	10
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**129**

Income Tax Provisions	**57**

Net Income	**72**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**72**

Nasdaq, Inc.

Unconsolidated Balance Sheet -Nasdaq Technology AB

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	10,505
Investments	-
Total Receivables - Net	41,537
Current Restricted Cash	-
Other Current Assets	(14,815)
Margin Deposits & Default Fund	-
Total Current Assets	**37,227**
Long Term Assets:	
Total Property and Equipment - Net	76,076
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	2,928
Other Long Term Assets	385,285
Total Long Term Assets	**464,289**
Total Assets	**501,516**
LIABILITIES	
Total AP and Accrued Expenses	6,052
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	16,849
Deferred Revenue	45,447
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	1,472
Current Debt Obligations	-
Current Liabilities	**69,821**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	25,927
All Other Long Term Liabilities	60,093

Long Term Liabilities	86,020
Total Liabilities	155,841
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	82,786
Accumulated Other Comprehensive Income/(Loss)	12,120
Total Retained Earnings	250,769
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	345,675
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	345,675
Total Liabilities Non Controlling Interest and Stockholders Equity	501,516

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	7
Market Technology Revenues	183,264
Other Revenues	7,842
Total Revenues	191,113
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	191,113

Operating Expenses:

Compensation and Benefits	49,001
Marketing and Advertising	683
Depr and Amortization	13,940
Professional and Contract Services	58,046
Computer Ops and Data Communication	20,628
Occupancy	8,481
Regulatory	0
General Administrative and Other	2,497
Merger Related Expenses Total	(7)
Total Operating Expenses	**153,269**
Operating Income	**37,844**
Total Interest Income	19
Total Interest Expense	(3,065)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	1,261
Gain (loss) foreign currency contracts	0˙
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	78
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**36,136**
Income Tax Provisions	**6,671**
Net Income	**29,465**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**29,465**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	141
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	998
Margin Deposits & Default Fund	-
Total Current Assets	**1,138**
Long Term Assets:	
Total Property and Equipment - Net	298
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**298**
Total Assets	**1,437**
LIABILITIES	
Total AP and Accrued Expenses	17
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	169
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	2
Current Debt Obligations	-
Current Liabilities	**188**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities | -

Total Liabilities | **188**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	703
Accumulated Other Comprehensive Income/(Loss)	(314)
Total Retained Earnings	860
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,249**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,249**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,437**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,782
Total Revenues	**1,782**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,782**

Operating Expenses:

Compensation and Benefits	1,331
Marketing and Advertising	0
Depr and Amortization	66
Professional and Contract Services	12
Computer Ops and Data Communication	91
Occupancy	95
Regulatory	0
General Administrative and Other	113
Merger Related Expenses Total	0
Total Operating Expenses	**1,707**

Operating Income	**74**

Total Interest Income	13
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**87**

Income Tax Provisions	**37**

Net Income	**51**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**51**

Nasdaq, Inc.

Unconsolidated Balance Sheet -Nasdaq Technology Energy Systems AS

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	164
Investments	-
Total Receivables - Net	13
Current Restricted Cash	-
Other Current Assets	2,147
Margin Deposits & Default Fund	-
Total Current Assets	**2,324**
Long Term Assets:	
Total Property and Equipment - Net	4
Goodwill	408
Other Intangibles	-
Non Current Deferred Taxes	7
Other Long Term Assets	203
Total Long Term Assets	**623**
Total Assets	**2,947**
LIABILITIES	
Total AP and Accrued Expenses	11
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	153
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	73
Current Debt Obligations	-
Current Liabilities	**237**
Total Long Term Debt	-
Non Current Deferred Tax Liability	49
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	49

Total Liabilities	286

EQUITY

Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	5,622
Accumulated Other Comprehensive Income/(Loss)	(6,262)
Total Retained Earnings	3,301
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**2,661**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,661**

Total Liabilities Non Controlling Interest and Stockholders Equity	2,947

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	814
Total Revenues	**814**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**814**

Operating Expenses:

Compensation and Benefits	565
Marketing and Advertising	0
Depr and Amortization	28
Professional and Contract Services	58
Computer Ops and Data Communication	4
Occupancy	25
Regulatory	0
General Administrative and Other	124
Merger Related Expenses Total	0
Total Operating Expenses	**804**

Operating Income	**10**

Total Interest Income	24
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	25
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**58**

Income Tax Provisions	**24**

Net Income	**34**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**34**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	147
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	559
Margin Deposits & Default Fund	-
Total Current Assets	**706**
Long Term Assets:	
Total Property and Equipment - Net	12
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**12**
Total Assets	**718**
LIABILITIES	
Total AP and Accrued Expenses	31
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	276
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	23
Current Debt Obligations	-
Current Liabilities	**330**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**330**
EQUITY	
Common Stock Total	1
Common Stock in Treasury Total	-
Additional Paid in Capital	149
Accumulated Other Comprehensive Income/(Loss)	(539)
Total Retained Earnings	778
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**388**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**388**
Total Liabilities Non Controlling Interest and Stockholders Equity	**718**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,655
Total Revenues	**1,655**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,655**

Operating Expenses:

Compensation and Benefits	1,124
Marketing and Advertising	17
Depr and Amortization	5
Professional and Contract Services	24
Computer Ops and Data Communication	6
Occupancy	66
Regulatory	0
General Administrative and Other	151
Merger Related Expenses Total	(13)
Total Operating Expenses	**1,380**
Operating Income	**276**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	19
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**295**
Income Tax Provisions	**53**
Net Income	**242**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**242**

Nasdaq, Inc.

Unconsoliidated Balance Sheet -Nasdaq Teknoloji Servisi Limited Sirketi

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	20
Investments	-
Total Receivables - Net	39
Current Restricted Cash	-
Other Current Assets	11
Margin Deposits & Default Fund	-
Total Current Assets	**70**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**0**
Total Assets	**70**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	16
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(6)
Current Debt Obligations	-
Current Liabilities	**11**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	11

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43
Accumulated Other Comprehensive Income/(Loss)	(43)
Total Retained Earnings	59
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	59
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	59
Total Liabilities Non Controlling Interest and Stockholders Equity	70

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	251
Total Revenues	251
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	251

Operating Expenses:

Compensation and Benefits	194
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	34
Computer Ops and Data Communication	0
Occupancy	2
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**231**

Operating Income	**21**

Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**21**

Income Tax Provisions	**0**

Net Income	**21**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**21**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	262,436
Investments	55,394
Total Receivables - Net	5,186
Current Restricted Cash	-
Other Current Assets	97,393
Margin Deposits & Default Fund	-
Total Current Assets	**420,410**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	701,813
Total Long Term Assets	**701,813**
Total Assets	**1,122,224**
LIABILITIES	
Total AP and Accrued Expenses	178
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	476
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	103,157
Current Debt Obligations	-
Current Liabilities	**103,811**
Total Long Term Debt	-
Non Current Deferred Tax Liability	10
Non-current deferred revenue	-
All Other Long Term Liabilities	38

Long Term Liabilities	48
Total Liabilities	103,859

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	968,173
Accumulated Other Comprehensive Income/(Loss)	(87,869)
Total Retained Earnings	138,061
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	1,018,365
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	1,018,365
Total Liabilities Non Controlling Interest and Stockholders Equity	1,122,224

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	335
Total Revenues	335
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	335

Operating Expenses:

Compensation and Benefits	1,485
Marketing and Advertising	3
Depr and Amortization	0
Professional and Contract Services	63
Computer Ops and Data Communication	237
Occupancy	108
Regulatory	0
General Administrative and Other	5,745
Merger Related Expenses Total	0
Total Operating Expenses	**7,640**

Operating Income	**(7,305)**

Total Interest Income	7,108
Total Interest Expense	(5,184)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	135,263
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**129,882**

Income Tax Provisions	**28,388**

Net Income	**101,494**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**101,494**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	993
Investments	-
Total Receivables - Net	433
Current Restricted Cash	-
Other Current Assets	1,378
Margin Deposits & Default Fund	-
Total Current Assets	**2,805**
Long Term Assets:	
Total Property and Equipment - Net	1,846
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	43
Other Long Term Assets	-
Total Long Term Assets	**1,889**
Total Assets	**4,694**
LIABILITIES	
Total AP and Accrued Expenses	145
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,432
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(623)
Current Debt Obligations	-
Current Liabilities	**954**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**954**

EQUITY	
Common Stock Total	1,256
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(25)
Total Retained Earnings	2,509
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**3,739**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,739**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,694**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	8,544
Other Revenues	7,116
Total Revenues	**15,660**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**15,660**

Operating Expenses:

Compensation and Benefits	9,935
Marketing and Advertising	96
Depr and Amortization	312
Professional and Contract Services	779
Computer Ops and Data Communication	913
Occupancy	1,424
Regulatory	0
General Administrative and Other	2,478
Merger Related Expenses Total	46
Total Operating Expenses	**15,982**
Operating Income	**(322)**
Total Interest Income	0
Total Interest Expense	(1)
Dividend and Investment Income - Internal	10,945
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	164
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(159)**
Income Tax Provisions	**(68)**
Net Income	**(92)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(92)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	1
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(323)
Margin Deposits & Default Fund	-
Total Current Assets	(322)
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	(5,857)
Total Long Term Assets	(5,857)
Total Assets	(6,179)
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities — -

Total Liabilities — -

EQUITY

Common Stock Total	(0)
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,620)
Accumulated Other Comprehensive Income/(Loss)	(1,215)
Total Retained Earnings	(343)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	(6,179)
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	(6,179)
Total Liabilities Non Controlling Interest and Stockholders Equity	(6,179)

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	0

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(4)**
Income Tax Provisions	**0**
Net Income	**(4)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(4)**

Nasdaq, Inc.

Unconsolidated Balance Sheet -OMX Netherlands Holding B.V.

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	78
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(39,544)
Margin Deposits & Default Fund	-
Total Current Assets	**(39,466)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	152,740
Total Long Term Assets	**152,740**
Total Assets	**113,275**
LIABILITIES	
Total AP and Accrued Expenses	25
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(3)
Current Debt Obligations	-
Current Liabilities	**22**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**22**
EQUITY	
Common Stock Total	24
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,795)
Accumulated Other Comprehensive Income/(Loss)	89,874
Total Retained Earnings	28,150
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**113,253**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**113,253**
Total Liabilities Non Controlling Interest and Stockholders Equity	**113,275**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	33
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	2
Merger Related Expenses Total	0
Total Operating Expenses	**35**

Operating Income	**(35)**

Total Interest Income	0
Total Interest Expense	(297)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**(332)**

Income Tax Provisions	**0**

Net Income	**(332)**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**(332)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	147
Investments	-
Total Receivables - Net	15,470
Current Restricted Cash	-
Other Current Assets	143,056
Margin Deposits & Default Fund	-
Total Current Assets	**158,673**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	1,449
Total Long Term Assets	**1,449**
Total Assets	**160,122**
LIABILITIES	
Total AP and Accrued Expenses	21,710
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	931
Current Debt Obligations	-
Current Liabilities	**22,641**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**22,641**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	243,430
Accumulated Other Comprehensive Income/(Loss)	(169,480)
Total Retained Earnings	63,530
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**137,481**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**137,481**
Total Liabilities Non Controlling Interest and Stockholders Equity	**160,122**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	(2)
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	148
Merger Related Expenses Total	0
Total Operating Expenses	**146**
Operating Income	**(146)**
Total Interest Income	2,646
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**2,500**
Income Tax Provisions	**548**
Net Income	**1,952**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,952**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	397
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	382,141
Margin Deposits & Default Fund	-
Total Current Assets	382,539
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	243,414
Total Long Term Assets	243,414
Total Assets	625,952
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	41
Current Debt Obligations	-
Current Liabilities	41
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities -

Total Liabilities **41**

EQUITY

Common Stock Total -

Common Stock in Treasury Total -

Additional Paid in Capital 699,634

Accumulated Other Comprehensive Income/(Loss) (71,750)

Total Retained Earnings (1,973)

Proportional Ownership Equity -

Total NASDAQ OMX Stockholders' Equity **625,911**

Non Controlling Interest -

Non Controlling Interest - Unconsolidated Subs -

Total Equity **625,911**

Total Liabilities Non Controlling Interest and Stockholders Equity **625,952**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	(2)
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**(1)**
Operating Income	**1**
Total Interest Income	376
Total Interest Expense	(28)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**349**
Income Tax Provisions	**77**
Net Income	**272**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**272**

Nasdaq, Inc.
Unconsolidated Balance Sheet -PerTrac Financial Solutions Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	36
Investments	-
Total Receivables - Net	520
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	555
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	555
LIABILITIES	
Total AP and Accrued Expenses	7
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	7
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**7**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	539
Accumulated Other Comprehensive Income/(Loss)	(1)
Total Retained Earnings	10
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**548**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**548**
Total Liabilities Non Controlling Interest and Stockholders Equity	**555**

Nasdaq, Inc.
Unconsolidated Statement of Income -PerTrac Financial Solutions Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	7
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(17)
Merger Related Expenses Total	0
Total Operating Expenses	**(10)**
Operating Income	**10**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**10**
Income Tax Provisions	**0**
Net Income	**10**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**10**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Quandl, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	714
Investments	-
Total Receivables - Net	747
Current Restricted Cash	-
Other Current Assets	205
Margin Deposits & Default Fund	-
Total Current Assets	**1,666**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	51,944
Other Intangibles	18,810
Non Current Deferred Taxes	-
Other Long Term Assets	33
Total Long Term Assets	**70,786**
Total Assets	**72,453**
LIABILITIES	
Total AP and Accrued Expenses	310
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	78
Deferred Revenue	983
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	500
Current Debt Obligations	-
Current Liabilities	**1,871**
Total Long Term Debt	-
Non Current Deferred Tax Liability	4,985
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	4,985
Total Liabilities	6,855

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	66,537
Accumulated Other Comprehensive Income/(Loss)	(13)
Total Retained Earnings	(926)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	65,597
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	65,597
Total Liabilities Non Controlling Interest and Stockholders Equity	72,453

Nasdaq, Inc.
Unconsolidated Statement of Income -Quandl, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	209
Market Technology Revenues	0
Other Revenues	0
Total Revenues	209
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	209

Operating Expenses:

Compensation and Benefits	348
Marketing and Advertising	31
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	77
Occupancy	15
Regulatory	0
General Administrative and Other	12
Merger Related Expenses Total	649
Total Operating Expenses	**1,133**
Operating Income	**(924)**
Total Interest Income	2
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(922)**
Income Tax Provisions	**4**
Net Income	**(926)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(926)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Scila AB
(in thousands, unaudited)

Notes: not in HFM - Equity Investments - not 100% owned

Nasdaq, Inc.
Unconsolidated Balance Sheet -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	3
Current Restricted Cash	-
Other Current Assets	1,673
Margin Deposits & Default Fund	-
Total Current Assets	**1,676**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**1,676**
LIABILITIES	
Total AP and Accrued Expenses	54
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	164
Deferred Revenue	5
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	25
Current Debt Obligations	-
Current Liabilities	**247**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	1

Long Term Liabilities	1
Total Liabilities	248
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(405)
Total Retained Earnings	1,832
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	1,428
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	1,428
Total Liabilities Non Controlling Interest and Stockholders Equity	1,676

Nasdaq, Inc.
Unconsolidated Statement of Income -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	28
Global Information Services	0
Market Technology Revenues	0
Other Revenues	530
Total Revenues	558
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	566

Operating Expenses:

Compensation and Benefits	535
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	36
Computer Ops and Data Communication	0
Occupancy	63
Regulatory	0
General Administrative and Other	38
Merger Related Expenses Total	(8)
Total Operating Expenses	**663**
Operating Income	**(97)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	18
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(79)**
Income Tax Provisions	**4**
Net Income	**(83)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(83)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Simplitium Ltd
(in thousands, unaudited)

Notes: New entity in 2019 - No data in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -Simplitium Services Ltd
(in thousands, unaudited)

Notes: New entity in 2019 - No data in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS (Asia) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	663
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	1,109
Margin Deposits & Default Fund	-
Total Current Assets	**1,772**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	40
Other Long Term Assets	-
Total Long Term Assets	**40**
Total Assets	**1,812**
LIABILITIES	
Total AP and Accrued Expenses	6
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	0
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	146
Current Debt Obligations	-
Current Liabilities	**152**
Total Long Term Debt	-
Non Current Deferred Tax Liability	104
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**104**
Total Liabilities	**256**

EQUITY

Common Stock Total	(270)
Common Stock in Treasury Total	-
Additional Paid in Capital	583
Accumulated Other Comprehensive Income/(Loss)	(533)
Total Retained Earnings	1,775
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,556**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,556**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,812**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS (Asia) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	427
Other Revenues	0
Total Revenues	**427**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**427**

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	410
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(26)
Merger Related Expenses Total	0
Total Operating Expenses	**384**
Operating Income	**42**
Total Interest Income	27
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**70**
Income Tax Provisions	**97**
Net Income	**(28)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(28)**

Nasdaq, Inc.

Unconsolidated Balance Sheet -SMARTS Broker Compliance Pty Ltd

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	7,606
Investments	-
Total Receivables - Net	7,194
Current Restricted Cash	-
Other Current Assets ·	75,894
Margin Deposits & Default Fund	-
Total Current Assets	**90,694**
Long Term Assets:	
Total Property and Equipment - Net	6,488
Goodwill	11,276
Other Intangibles	-
Non Current Deferred Taxes	83
Other Long Term Assets	18,207
Total Long Term Assets	**36,054**
Total Assets	**126,748**
LIABILITIES	
Total AP and Accrued Expenses	802
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,910
Deferred Revenue	893
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	2,496
Current Debt Obligations	-
Current Liabilities	**7,101**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	168

Long Term Liabilities	**168**
Total Liabilities	**7,269**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,487
Accumulated Other Comprehensive Income/(Loss)	(13,389)
Total Retained Earnings	130,381
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**119,479**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**119,479**
Total Liabilities Non Controlling Interest and Stockholders Equity	**126,748**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	72,914
Other Revenues	0
Total Revenues	**72,914**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**72,914**

Operating Expenses:

Compensation and Benefits	7,903
Marketing and Advertising	96
Depr and Amortization	2,255
Professional and Contract Services	9,821
Computer Ops and Data Communication	8,984
Occupancy	571
Regulatory	0
General Administrative and Other	(421)
Merger Related Expenses Total	2,537
Total Operating Expenses	**31,746**
Operating Income	**41,168**
Total Interest Income	1,198
Total Interest Expense	(0)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**42,366**
Income Tax Provisions	**12,626**
Net Income	**29,740**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**29,740**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	3,633
Investments	-
Total Receivables - Net	2,826
Current Restricted Cash	-
Other Current Assets	(558)
Margin Deposits & Default Fund	-
Total Current Assets	**5,902**
Long Term Assets:	
Total Property and Equipment - Net	6,649
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	63
Other Long Term Assets	314
Total Long Term Assets	**7,026**
Total Assets	**12,928**
LIABILITIES	
Total AP and Accrued Expenses	110
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,291
Deferred Revenue	686
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(315)
Current Debt Obligations	-
Current Liabilities	**2,772**
Total Long Term Debt	-
Non Current Deferred Tax Liability	615
Non-current deferred revenue	-
All Other Long Term Liabilities	310

Long Term Liabilities	924
Total Liabilities	3,697

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,367
Accumulated Other Comprehensive Income/(Loss)	4,719
Total Retained Earnings	3,145
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	9,231
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	9,231
Total Liabilities Non Controlling Interest and Stockholders Equity	12,928

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	12,350
Other Revenues	8,064
Total Revenues	20,414
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	20,414

Operating Expenses:

Compensation and Benefits	9,378
Marketing and Advertising	20
Depr and Amortization	1,309
Professional and Contract Services	6,039
Computer Ops and Data Communication	1,357
Occupancy	0
Regulatory	0
General Administrative and Other	725
Merger Related Expenses Total	0
Total Operating Expenses	**18,829**

Operating Income	**1,585**

Total Interest Income	25
Total Interest Expense	(1)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**1,609**

Income Tax Provisions	**(25)**

Net Income	**1,634**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**1,634**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	267
Investments	-
Total Receivables - Net	146
Current Restricted Cash	-
Other Current Assets	(4,648)
Margin Deposits & Default Fund	-
Total Current Assets	**(4,236)**
Long Term Assets:	
Total Property and Equipment - Net	531
Goodwill	-
Other Intangibles	18,407
Non Current Deferred Taxes	-
Other Long Term Assets	187
Total Long Term Assets	**19,125**
Total Assets	**14,890**
LIABILITIES	
Total AP and Accrued Expenses	147
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	257
Deferred Revenue	255
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(69)
Current Debt Obligations	-
Current Liabilities	**591**
Total Long Term Debt	-
Non Current Deferred Tax Liability	3,497
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	3,497
Total Liabilities	4,088

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	18,207
Accumulated Other Comprehensive Income/(Loss)	(761)
Total Retained Earnings	(6,645)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	10,801
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	10,801
Total Liabilities Non Controlling Interest and Stockholders Equity	14,890

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	1,023
Other Revenues	0
Total Revenues	1,023
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	1,023

Operating Expenses:

Compensation and Benefits	818
Marketing and Advertising	0
Depr and Amortization	2,865
Professional and Contract Services	2,413
Computer Ops and Data Communication	28
Occupancy	47
Regulatory	0
General Administrative and Other	122
Merger Related Expenses Total	745
Total Operating Expenses	**7,039**
Operating Income	**(6,016)**
Total Interest Income	0
Total Interest Expense	(53)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(6,069)**
Income Tax Provisions	**(536)**
Net Income	**(5,533)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(5,533)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	381
Current Restricted Cash	-
Other Current Assets	(4)
Margin Deposits & Default Fund	-
Total Current Assets	**377**
Long Term Assets:	
Total Property and Equipment - Net	19
Goodwill	2,123
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**2,142**
Total Assets	**2,519**
LIABILITIES	
Total AP and Accrued Expenses	3,323
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	1
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**3,324**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**3,324**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(196)
Total Retained Earnings	(609)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(805)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(805)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,519**

Nasdaq, Inc.
Unconsolidated Statement of Income -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	(1)
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**(1)**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(1)**

Operating Expenses:

Compensation and Benefits	6
Marketing and Advertising	80
Depr and Amortization	13
Professional and Contract Services	35
Computer Ops and Data Communication	25
Occupancy	17
Regulatory	0
General Administrative and Other	4
Merger Related Expenses Total	0
Total Operating Expenses	**180**

Operating Income	**(182)**

Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0

Net Income Before Taxes	**(182)**

Income Tax Provisions	**0**

Net Income	**(182)**

Net (income) expense attributable to noncontrolling interests	0

Net Income attributable to Nasdaq, Inc.	**(182)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Whittaker & Garnier Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	3
Investments	-
Total Receivables - Net	2,696
Current Restricted Cash	-
Other Current Assets	6
Margin Deposits & Default Fund	-
Total Current Assets	**2,705**
Long Term Assets:	
Total Property and Equipment - Net	6
Goodwill	1,408
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**1,414**
Total Assets	**4,119**
LIABILITIES	
Total AP and Accrued Expenses	4,376
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**4,376**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities -

Total Liabilities 4,376

EQUITY
Common Stock Total -
Common Stock in Treasury Total -
Additional Paid in Capital -
Accumulated Other Comprehensive Income/(Loss) (180)
Total Retained Earnings (78)

Proportional Ownership Equity -

Total NASDAQ OMX Stockholders' Equity (258)
Non Controlling Interest -
Non Controlling Interest - Unconsolidated Subs -
Total Equity (258)

**Total Liabilities Non Controlling Interest and
Stockholders Equity** 4,119

Nasdaq, Inc.
Unconsolidated Statement of Income -Whittaker & Garnier Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	48
Market Technology Revenues	0
Other Revenues	0
Total Revenues	48
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	48

Operating Expenses:

Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	(0)
Professional and Contract Services	40
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(1)
Merger Related Expenses Total	0
Total Operating Expenses	**39**
Operating Income	**10**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**10**
Income Tax Provisions	**0**
Net Income	**10**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**10**

Nasdaq PHLX LLC

FORM 1 – Amendment of June 2019

EXHIBIT I

CONSOLIDATED FINANCIAL STATEMENTS

Nasdaq PHLX LLC and Subsidiary
Year Ended December 31, 2018
With Report of Independent Auditors

Nasdaq PHLX LLC and Subsidiary

Consolidated Financial Statements

Year Ended December 31, 2018

Contents



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Ernst & Young LLP
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New York, NY 10036

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Auditors

The Board of Directors and Member
Nasdaq PHLX LLC and Subsidiary

We have audited the accompanying consolidated financial statements of Nasdaq PHLX LLC and Subsidiary which comprise the consolidated balance sheet as of December 31, 2018, and the related consolidated statements of income, comprehensive income, changes in member's equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nasdaq PHLX LLC and Subsidiary at December 31, 2018, and the consolidated results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

June 24, 2019

Nasdaq PHLX LLC and Subsidiary

Consolidated Balance Sheet

December 31, 2018
(In Thousands)

Assets

Cash and cash equivalents	$	7
Receivables, net		22,218
Goodwill		503,610
Intangible assets, net		270,176
Investment in the OCC		70,723
Property and equipment, net		38,664
Income tax receivable		5,636
Other assets		4,815
Total assets	$	915,849

Liabilities and member's equity

Payable to Nasdaq, Inc.	$	101,004
Section 31 fees payable to the SEC		9,372
Accrued personnel costs		5,472
Accounts payable and accrued expenses		2,423
Other accrued liabilities		9,543
Deferred tax liability, net		87,691
Accrued retirement obligation		19,353
Other liabilities		10,956
Total liabilities		245,814

Member's equity

Total member's equity		670,035
Total liabilities and member's equity	$	915,849

See accompanying notes to these consolidated financial statements.

Nasdaq PHLX LLC and Subsidiary

Consolidated Statement of Income

Year Ended December 31, 2018
(In Thousands)

Revenues		
Transaction services	$	276,545
Trade management services		19,497
Information services		25,280
Other revenue		549
Total revenues		321,871
Cost of revenues		
Transaction rebates		(141,202)
Brokerage, clearance, and exchange fees		(40,350)
Total cost of revenues		(181,552)
Revenues less transaction rebates, brokerage, clearance, and exchange fees		140,319
Operating expenses		
Compensation and benefits		15,135
Depreciation and amortization		10,744
Regulatory		3,935
Computer operations and data communications		1,971
Professional and contract services		738
Marketing		130
General, administration, and other		7,365
Total operating expenses		40,018
Operating income		100,301
Income from investment in OCC		26,746
Net income before income tax expense		127,047
Provision for income taxes		(30,372)
Net income	$	96,675

See accompanying notes to these consolidated financial statements.

Nasdaq PHLX LLC and Subsidiary

Consolidated Statement of Comprehensive Income

Year Ended December 31, 2018
(In Thousands)

Net income:	$	96,675
Other comprehensive income:		
Employee benefit plans:		
Employee benefit plan adjustment gains		3,621
Income tax expense		(980)
Total other comprehensive income, net of tax		2,641
Comprehensive income	$	99,316

See accompanying notes to these consolidated financial statements.

Nasdaq PHLX LLC and Subsidiary

Consolidated Statement of Changes in Member's Equity

Year Ended December 31, 2018
(In Thousands)

	Accumulated Other Comprehensive Gain (Loss), Net	Retained Earnings	Member's Equity	Total Member's Equity
Balance at January 1, 2018	$ (14,349)	$ 460,395	$ 124,673	$ 570,719
Net income	–	96,675	–	96,675
Change in other comprehensive gain, employee benefit plan adjustments, net of tax benefit of $980	2,641	–	–	2,641
Reclassification impact of tax reform	(3,383)	3,383	–	–
Balance at December 31, 2018	$ (15,091)	$ 560,453	$ 124,673	$ 670,035

See accompanying notes to these consolidated financial statements.

Nasdaq PHLX LLC and Subsidiary

Consolidated Statement of Cash Flows

Year Ended December 31, 2018
(In Thousands)

Cash flows from operating activities

Net income	$	96,675
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		10,744
Share-based compensation		1,285
Income from unconsolidated investee		(26,746)
Loss on disposal of fixed assets		118
Deferred taxes, net		14,123
Net change in operating assets and liabilities:		
Receivables, net		1,788
Investment in OCC		6,503
Income tax receivable		6,239
Other assets		(2,505)
Accounts payable and accrued expenses		534
Section 31 fees payable to the SEC		(3,513)
Payable to Nasdaq, Inc.		(90,115)
Accrued personnel costs		1,631
Accrued retirement obligation		(12,469)
Other liabilities		(232)
Net cash provided by operating activities		4,060

Cash flows from investing activities

Purchases of property and equipment		(4,066)
Net cash used in investing activities		(4,066)

Net change in cash and cash equivalents		(6)
Cash and cash equivalents at beginning of period		13
Cash and cash equivalents at end of period	$	7

Supplemental disclosure of cash flow information

Cash paid during the year:

Income taxes, to Nasdaq, Inc.	$	16,249
Interest	$	-

See accompanying notes to these consolidated financial statements.

Nasdaq PHLX LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018

1. Organization and Operations

Nasdaq PHLX LLC (the "Exchange", "PHLX" or "we"), is a registered national securities exchange in the United States ("U.S.") owned and operated by Nasdaq, Inc. ("Nasdaq" or the "Parent") and its liability is limited to the balance of its capital account. The Exchange provides facilities for the trading of equity option, index option, and foreign currency option products for its members. In addition, the Exchange operates PSX, a cash equities market.

The Stock Clearing Corporation of Philadelphia ("SCCP") is the Exchange's wholly owned subsidiary. SCCP ceased clearing operations on December 31, 2008 and is currently an inactive entity. The Exchange and SCCP are subject to regulatory oversight by the Securities and Exchange Commission's ("SEC").

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements, which include the accounts of PHLX and its wholly owned subsidiary, are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB"). All intercompany accounts and transactions have been eliminated in consolidation. The Exchange's significant accounting policies are as follows.

The accompanying consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the period presented. These adjustments are of a normal recurring nature.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash held in banks and all non-restricted highly liquid investments with original maturities of three months or less at the time of purchase. Cash equivalents are carried at cost plus accrued interest, which approximates fair value due to the short term maturities of these investments. At December 31, 2018, the Exchange held no cash equivalents.

Nasdaq PHLX LLC and Subsidiary

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Receivables, Net

The Exchange's receivables are primarily related to monthly transaction fees and member fees. Receivables are shown net of reserves for uncollectible accounts. The reserve for uncollectible accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries.

The amount charged against operating results is based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the Exchange's historical experience with the particular customer. In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), PHLX records a specific provision for bad debts against amounts due to reduce the receivable to the amount PHLX reasonably believes will be collected. Due to changing economic, business and market conditions, management reviews the reserve for bad debts monthly and makes changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), the Exchange's estimates of recoverability could be reduced by a material amount. There was no reserve for uncollectible accounts netted against receivables on the Consolidated Balance Sheet at December 31, 2018.

Equity Method Investments

In general, the equity method of accounting is used when PHLX owns 20% to 50% of the outstanding voting stock of a company and when PHLX is able to exercise significant influence over the operating and financial policies of a company. PHLX has an investment in which it has determined that it has significant influence and as such accounts for the investment under the equity method of accounting. PHLX records its pro-rata share of earnings or losses each period and records any dividends as a reduction in the investment balance. PHLX evaluates its equity method investment for other-than-temporary declines in value by considering a variety of factors such as the earnings capacity of the investment and the fair value of the investment compared to its carrying amount. In addition, for investments where the market value is readily determinable, PHLX considers the underlying stock price. If the estimated fair value of the investment is less than the carrying amount and management considers the decline in value to be other than temporary, the excess of the carrying amount over the estimated fair value is recognized in the financial statements as an impairment. See Note 3, "Equity Method Investment" for further discussion of PHLX's equity method investments.

Property and Equipment, Net

Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is provided using the straight-line method over five to ten years. Depreciation of data processing equipment is provided using the straight-line method over two to five years. Depreciation of capitalized software is provided using the straight-line

Nasdaq PHLX LLC and Subsidiary

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

method over three to five years. Leasehold improvements are amortized over the lesser of the lease term or its estimated useful life.

The Exchange also assesses potential impairments to its property and equipment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of property and equipment is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying amount of the related asset and a charge to operating results.

Goodwill

Goodwill represents the excess of purchase price over the value assigned to the net assets, including identifiable intangible assets, of a business acquired. Goodwill is assessed for impairment annually in the fourth quarter of our fiscal year using carrying amounts as of October 1, or more frequently if conditions exist that indicate that the asset may be impaired, such as changes in the business climate, indicators of poor operating performance or the sale or disposition of a significant portion of a reporting unit. When assessing goodwill for impairment, first, qualitative factors may be assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the results of the qualitative assessment are not conclusive, a quantitative goodwill test is performed. The quantitative goodwill test consists of two steps:

- The first step compares the fair value of each reporting unit with its carrying amount, including goodwill. If the reporting unit's fair value exceeds its carrying amount, goodwill is not impaired.
- If the fair value of a reporting unit is less than its carrying amount, the second step of the goodwill test is performed to measure the amount of impairment, if any. An impairment is equal to the excess of the carrying amount of goodwill over its fair value.

The Exchange has concluded that, for purposes of its goodwill impairment test, it has a single reporting unit. The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2018. However, events such as economic weakness and unexpected significant declines in operating results may result in goodwill impairment charges in the future.

Intangible Assets, Net

Intangible assets primarily include exchange registration, customer relationships, and trade names. The exchange registration and trade names have indefinite lives.

Intangible assets with finite lives, such as customer relationships, are amortized on a straight-line basis over their average estimated useful lives which is 10 to 30 years.

9

Nasdaq PHLX LLC and Subsidiary

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The estimated useful life of customer relationships is determined based on an analysis of the historical attrition rates of customers and an analysis of the legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of customer relationships.

For finite-lived intangible assets subject to amortization, impairment is assessed when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset exceeds its fair value and is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

Intangible assets deemed to have indefinite useful lives are not amortized but instead are tested for impairment at least annually and more frequently whenever events or changes in circumstances indicate that the fair value of the asset may be less than its carrying amount. Similar to goodwill impairment testing, PHLX tests for impairment of indefinite-lived intangible assets during the fourth quarter of its fiscal year using carrying amounts as of October 1.

Pension Plan and Postretirement Benefit Plan

The Parent administers a defined benefit pension plan and a postretirement benefit plan covering substantially all Exchange employees. The defined benefits are based primarily on years of service and employee's average pay over the employee's career with the Exchange. The Exchange accounts for these plans under ASC 715, *Compensation-Retirement Benefits*.

Share-Based Compensation

The Exchange is part of a share-based compensation program that provides Nasdaq's Board of Directors broad discretion in creating employee equity incentives. As such, share-based compensation is allocated to the Exchange from the Parent. Accounting for share-based compensation requires the measurement and recognition of compensation expense for all equity awards based on estimated fair values. PHLX recognizes compensation expense for equity awards on a straight-line basis over the requisite service period of the award. See Note 8, "Share-Based Compensation," for further discussion.

Leases

The Exchange expenses rent from non-cancellable operating leases, net of sublease income, on a straight line bases, based on future minimum lease payments. The net costs are included in *Occupancy* in the Consolidated Statement of Income. See Note 10, "Commitments and Contingencies", for further discussion.

Nasdaq PHLX LLC and Subsidiary

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenue from Contracts with Customers

On January 1, 2018, we adopted Topic 606 using the full retrospective method. The adoption of Topic 606 did not have a material impact on our financial statements at the time of adoption or in any prior reporting period.

Contract Balances

Substantially all our revenues are considered to be revenues from contracts with customers. The related accounts receivable balances are recorded in the Balance Sheet as *Receivables, net* as of December 31, 2018. We do not have obligations for warranties, returns or refunds to customers.

For the majority of our contracts with our customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were satisfied in prior periods. Certain judgments and estimates were used in the identification and timing of satisfaction of performance obligations and the related allocation of transaction price are discussed below. We believe that these represent a faithful depiction of the transfer of services to our customers.

Transaction Services

Transaction-based trading includes cash equity trading and equity derivative trading revenues. PHLX charges transaction fees for trades executed on the exchange, as well as on orders that are routed to and executed on other market venues. Transaction fees are based on trading volumes for trades executed on the exchange. PHLX satisfies its performance obligation for trading services upon the execution of a customer trade, as trading transactions are substantially complete when they are executed and we have no further obligation to the customer at that time. Transaction-based trading fees can be variable and are based on trade volume tiered discounts. Transaction revenues, as well as any tiered volume discounts, are calculated and billed monthly in accordance with our published fee schedules. We also pay liquidity payments to customers based on our published fee schedules. We use these payments to improve the liquidity on our markets and therefore recognize those payments as a cost of revenue.

For cash equity trading and equity derivative trading, we credit a portion of the per share execution charge to the market participant that provides the liquidity. We record these credits as transaction rebates that are included in transaction-based expense in the Statement of Income. These transaction rebates are paid on a monthly basis and the amounts due are included in *Accounts payable and accrued expenses* in the Balance Sheet.

PHLX pays Section 31 fees to the SEC for supervision and regulation of securities markets. We pass these costs along to our customers through our cash equity and equity derivative trading fees. We collect the fees

Nasdaq PHLX LLC and Subsidiary

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

as a pass-through charge from organizations executing eligible trades on our exchange and we recognize these amounts in transaction-based expenses when incurred. Since the amount recorded as revenues is equal to the amount recorded as transaction-based expenses, there is no impact on our revenues less transaction-based expenses.

Under our Limitation of Liability Rule and procedures, we may, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform. We do not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable.

Trade Management Services

We provide market participants with a wide variety of alternatives for connecting to and accessing our markets for a fee. These participants are charged monthly fees for connectivity and support in accordance with our published fee schedules. These fees are recognized on a monthly basis when the performance obligation is met. Revenues for providing access to our markets, connection services and monthly exchange membership and registration fees are recognized on a monthly basis as the service is provided.

Information Services

Information service revenues include options security price data revenue and equity market data revenue. Security price data revenue includes distributions from the Exchange's participation in the Options Price Reporting Authority. Market data revenue includes revenues earned from the Exchange's participation in the Consolidated Tape A and B, as well as the Unlisted Trading Privileges ("UTP") revenue sharing plan ("UTP Plan"). The Nasdaq Stock Market LLC, an affiliate of the Exchange, operates as the exclusive

Securities Information Processor of the UTP Plan for the collection, consolidation, and dissemination of best bid and offer information and last transaction information from markets that quote and trade in Nasdaq-listed securities. After deducting costs, as permitted under the revenue sharing provision of the UTP Plan, the UTP Plan administrator distributes the tape revenues to the respective UTP Plan participants, including PHLX.

The Exchange also collects, processes, and creates information and earns revenues as a distributor of its own data, as well as select third-party content. The Exchange provides varying levels of quote and trade information to market participants and to data distributors, who in turn sell subscriptions for this information to the public. The Exchange earns revenues primarily based on the number of data subscribers and distributors of its data. U.S. market data revenues are recognized on a monthly basis in *Information services* on the Consolidated Statement of Income. These revenues, which are subscription based, are recognized over the term of the subscription since the customer receives and consumes the benefit as PHLX provides the service.

Nasdaq PHLX LLC and Subsidiary

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Other Revenue

Other revenues are primarily composed of regulatory fees, which include fines, from parties that are members of the Exchange. Fines are recognized as they are assessed to the member.

Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by Nasdaq. The Exchange uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated Nasdaq financial statements. The Exchange also files separate tax returns in certain states. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that are expected to be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure the Exchange's unrecognized tax benefits, management determines whether a tax position is more-likely-than-not to be sustained upon examination of Nasdaq, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized for the portion of its share in the consolidated financial statements.

Interest and penalties related to income tax matters are recognized in the *Provision for incomes taxes* on the Consolidated Statement of Income.

Recently Issued Accounting Pronouncements

For the year ended December 31, 2018, the Exchange has not adopted any new accounting pronouncements that have a material impact on its consolidated financial statements.

In August 2018, FASB released ASU 2018-13, "Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement", which modifies the disclosure requirements on fair value measurements by removing certain disclosure requirements related to the fair value hierarchy, modifying existing disclosure requirements related to measurement uncertainty, and adding new requirements, mainly for Level 3 fair value measurements. The Exchange early adopted this standard as of July 1, 2018 on a prospective basis. The Exchange has assessed the impact and determined the adoption of this standard has no impact on the consolidated financial statements of the Exchange.

In February 2018, the FASB issued ASU 2018-02, "Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income", which provides an election to reclassify tax effects that are stranded in accumulated other comprehensive income as a result of tax reform to retained earnings. An election is also available to reclassify other stranded tax effects that relate to the Tax Cuts and Jobs Act but

Nasdaq PHLX LLC and Subsidiary

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

do not directly relate to the change in the federal rate. Tax effects that are stranded in accumulated other comprehensive income for other reasons (e.g., prior changes in tax law, a change in valuation allowance) may not be reclassified. Previously, the effects of changes in tax rates and laws on deferred tax balances were required to be recorded as a component of tax expense related to continuing operations for the period in which the law was enacted, even if the assets and liabilities related to items of accumulated other comprehensive income. In other words, backward tracing of the income tax effects of items originally recognized through accumulated other comprehensive income was prohibited. The new standard is effective for PHLX on January 1, 2019 with early adoption permitted. Management is currently assessing the impact that this standard will have on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, "Simplifying the Test for Goodwill Impairment", which simplifies how an entity is required to test goodwill for impairment and removes the second step of the goodwill impairment test, which required a hypothetical purchase price allocation if the fair value of a reporting unit is less than its carrying amount. Goodwill impairment will now be measured using the difference between the carrying amount and the fair value of the reporting unit and the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The amendments in the ASU should be applied on a prospective basis. The effective date is January 1, 2020 with early adoption permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Exchange does not anticipate a material impact on its consolidated financial statements. The Exchange does not anticipate early adoption of this standard.

In June 2016, the FASB issued ASU 2016-13, "Measurement of Credit Losses on Financial Instruments" which changes the impairment model for certain financial instruments. The new model is a forward looking expected loss model and will apply to financial assets subject to credit losses and measured at amortized cost and certain off-balance sheet credit exposures. This includes loans, held-to-maturity debt securities, loan commitments, financial guarantees and net investments in leases, as well as trade receivables. For available-for-sale debt securities with unrealized losses, credit losses will be measured in a manner similar to today, except that the losses will be recognized as allowances rather than reductions in the amortized cost of the securities. The Exchange will adopt this standard on January 1, 2020. We are currently assessing the impact that this standard will have on our financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases." Under this new guidance, at the commencement date, lessees will be required to recognize a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. This guidance is not applicable for leases with a term of 12 months or less. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The guidance also requires certain quantitative and qualitative disclosures about leasing arrangements. Lessor accounting is largely unchanged. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach.

Nasdaq PHLX LLC and Subsidiary

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

We adopted ASU 2016-02 on January 1, 2019. Adoption of the new standard resulted in the recording of a right-of-use asset of $31.7 million, a lease liability of $39.5 million, as well as the elimination of deferred rent and sublease reserves of $7.8 million as of January 1, 2019. The standard did not impact our statement of income and had no impact on our cash flow.

We elected the package of practical expedients permitted under the transition guidance within the standard to not reassess contracts to determine if they contain leases, lease classification and initial direct costs. We also elected the optional transition method to initially apply the standard at the January 1, 2019 adoption date. As a result, we applied the new lease standard prospectively to leases existing or commencing on or after January 1, 2019. Similarly, new disclosures under the standard will be made for periods beginning January 1, 2019. We made an accounting policy election to treat the lease and non-lease components in a contract as a single performance obligation to the extent that the timing and pattern of transfer are similar for the lease and non-lease components and the lease component qualifies as an operating lease. We also made an accounting policy election not to recognize lease liabilities and right-of-use assets for leases with a term of 12 months or less. We will recognize these lease payments on a straight-line basis over the lease term. We did not elect the practical expedient related to using hindsight to reevaluate the lease term. Additionally, since our leases do not provide an implicit rate, we used our incremental borrowing rate based on information available at the transition date utilizing the remaining lease term to determine the present value of future payments.

In May 2014, FASB released Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)", which supersedes the revenue recognition guidance in ASC "Revenue Recognition". The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The Exchange adopted this standard on January 1, 2018. The Exchange has assessed the impact and determined the adoption of this standard has no material impact on the financial statements of the Exchange.

3. Equity Method Investment

The carrying amount of PHLX's equity method investment totaled $70.7 million as of December 31, 2018 and is included in *Investment in the OCC* on the Consolidated Balance Sheet. As of December 31, 2018, PHLX's equity method investment consisted solely of its 20% equity interest in the OCC. The net income from PHLX's equity method investment was $26.7 million in 2018 and is included in *Income from investment in OCC* in the Consolidated Statement of Income.

In March 2015, OCC implemented a capital plan under which the options exchanges that are OCC's stockholders contributed $150 million of new equity capital to OCC, committed to make future replenishment capital contributions under certain circumstances, and received commitments regarding future dividend payments and related matters. PHLX contributed $30 million of new equity capital under the OCC capital plan. OCC adopted specific policies with respect to fees, customer refunds and stockholder

Nasdaq PHLX LLC and Subsidiary

Notes to Consolidated Financial Statements (continued)

3. Equity Method Investment (continued)

dividends, which envision an annual dividend equal to the portion of OCC's after-tax income that exceeds OCC's capital requirements after payment of refunds to OCC's clearing members.

In February 2016, after the SEC approved the rule change establishing the OCC capital plan, certain industry participants appealed that approval in the U.S. Court of Appeals. In February 2019, on remand from the Court of Appeals, the SEC disapproved the OCC rule change that established the capital plan. OCC began a phased return of capital contributed under the capital plan, and PHLX received $22 million in February 2019, with the remainder to be repaid at a later date. As a result of the SEC's disapproval of the rule change, we are also released from any future capital replenishment obligations under the 2015 capital plan.

4. Goodwill and Intangible Assets

Goodwill

On July 24, 2008, Nasdaq completed the acquisition of PHLX. Nasdaq's cost to acquire PHLX of approximately $707.5 million ($652.0 million cash paid plus approximately $11.8 million of direct acquisition costs and $43.7 million of working capital adjustments) was subject to certain post-closing adjustments. At December 31, 2018, goodwill relating to the acquisition was $503.6 million. There were no changes to goodwill during the year ended December 31, 2018.

The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2018. However, events such as economic weakness and unexpected significant declines in operating results may result in goodwill impairment charges in the future. A significant impairment charge in the future could have a material adverse effect on our operating results.

Intangible Assets

The following table presents the details of the purchased intangible assets acquired in the PHLX acquisition. All purchased intangible assets with finite lives are amortized using the straight-line method.

	Gross Carrying Amount	Weighted-Average Useful Life (in Years)
	(In Millions)	
Intangible assets:		
Exchange and futures registrations	$ 207.0	Indefinite
Customer relationships	112.9	21 years
Technology	3.1	5 years
Trade names	6.4	Indefinite
Total intangible assets	$ 329.4	

Nasdaq PHLX LLC and Subsidiary

Notes to Consolidated Financial Statements (continued)

4. Goodwill and Intangible Assets (continued)

The Exchange completed its annual impairment test during 2018 and determined that its indefinite-lived intangible assets were not impaired. Finite-lived intangible assets are assessed for impairment upon certain "triggering events" and impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset. For the year ended December 31, 2018, no impairment was recorded with respect to finite-lived intangible assets.

A $154.0 million deferred tax liability was established based on the value of PHLX's assets using the PHLX U.S. statutory tax rate of 45.7% at the date of acquisition. As of December 31, 2018, the deferred tax liability is $77.7 million. The deferred tax liability represents the tax effect of the difference between the estimated assigned fair value of the acquired intangible assets ($329.4 million) less accumulated book amortization ($59.2 million) through December 31, 2018 and the tax basis ($0) of such assets, using the U.S. statutory tax rate of 27.1%.

The following table presents details of the Exchange's total purchased intangible assets, both finite- and indefinite-lived:

	December 31, 2018		
	Gross Carrying Amount	Accumulated Amortization	Net Intangible Assets
	(In Millions)		
Finite-lived intangible assets			
Technology	$ 3.1	$ (3.1)	$ -
Customer relationships	112.9	(56.1)	56.8
Total finite-lived intangible assets	$ 116.0	$ (59.2)	$ 56.8
Indefinite-lived intangible assets			
Exchange and futures registrations	$ 207.0	$ –	$ 207.0
Trade names	6.4	–	6.4
Total indefinite-lived intangible assets	$ 213.4	$ –	$ 213.4
Total intangible assets	$ 329.4	$ (59.2)	$ 270.2

Amortization expense for purchased finite-lived intangible assets was $5.4 million for the year ended December 31, 2018. The Exchange completed its annual impairment test during 2018 and determined that its indefinite-lived intangible assets were not impaired.

Nasdaq PHLX LLC and Subsidiary

Notes to Consolidated Financial Statements (continued)

4. Goodwill and Intangible Assets (continued)

The estimated future amortization expense of purchased intangible assets as of December 31, 2018, is as follows (in millions):

2019	$	5.4
2020		5.4
2021		5.4
2022		5.4
2023		5.4
2024 and thereafter		29.8
Total	$	56.8

5. Property and Equipment, Net of Accumulated Depreciation

The Exchange's property and equipment comprises the following:

	December 31, 2018	
	(In Millions)	
Software, internally developed / acquired	$	27.8
Furniture, equipment, and leasehold improvements		37.3
		65.1
Less – accumulated depreciation and amortization		(26.4)
Total property and equipment, net of accumulated depreciation	$	38.7

The Exchange follows the provisions of ASC 350-40, *Internal-Use Software*, which requires entities to capitalize direct internal and external costs that meet certain capitalization criteria. Accordingly, the Exchange capitalized $4.1 million of costs during the year ended December 31, 2018, included in *Property and equipment, net* on the Consolidated Balance Sheet. At December 31, 2018, unamortized capitalized software development was $14.2 million.

For the year ended December 31, 2018, capitalized software amortization expense was $3.1 million, while total depreciation expense relating to all other property and equipment was $2.3 million. These amounts are included in *Depreciation and amortization expense* on the Consolidated Statement of Income.

6. Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state and local income tax returns filed by Nasdaq. For these jurisdictions, the Exchange computes its provision for income taxes by applying the rate applicable to the consolidated Nasdaq group to the

Nasdaq PHLX LLC and Subsidiary

Notes to Consolidated Financial Statements (continued)

6. Income Taxes (continued)

Exchange's own taxable income. With respect to each taxable period for which a consolidated or unitary return is filed by Nasdaq, which includes the Exchange, Nasdaq shall pay to and has the right to receive from the Exchange an amount based on the Exchange's stand-alone operating results using the tax rate applicable to Nasdaq. Additionally, the Exchange also files separate tax returns in certain states that are tax based on the tax rate applicable to the Exchange.

The Tax Cuts and Jobs Act was enacted on December 22, 2017 and was effective January 1, 2018. The new legislation contains several key provisions, including a reduction of the U.S. corporate income tax rate from 35% to 21%. The Exchange was required to remeasure all our U.S. deferred tax assets and liabilities as of December 22, 2017 and recorded the impact of such remeasurement in our 2017 financial statements. For the year ended December 31, 2017, the Exchange recorded a decrease to tax expense of $39.4 million, all of which reflects the estimated impact associated with the remeasurement of the net deferred tax asset at the lower U.S. federal corporate income tax rate. The Tax Cuts and Jobs Act also imposes a transition tax on unremitted aggregate accumulated earnings of non-U.S. subsidiaries. The Exchange is not subject to the transition tax.

SAB 118 has provided guidance which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. As of December 31, 2018, the provisional estimate of the effects of the new legislation has been finalized.

The Exchange's income tax benefit for the year ended December 31, 2018 consists of the following amounts (in millions):

Current:		
Federal	$	9.0
State and local		7.2
Total current income taxes	$	16.2
Deferred:		
Federal	$	6.3
State and local		7.8
Total deferred income taxes	$	14.1
Total provision for income taxes	$	30.3

Nasdaq PHLX LLC and Subsidiary

Notes to Consolidated Financial Statements (continued)

6. Income Taxes (continued)

A reconciliation of the U.S. federal statutory rate to the Exchange's effective tax rate for the year ended December 31, 2018, is as follows:

Federal	21.0%
State and local income tax rate, net of federal effect	5.3
Change in tax reserves, net of federal effect	(2.5)
Revaluation of OCC investment	(4.0)
Tax rate changes	4.4
Permanent differences	(0.8)
Interest refund from amended returns	(1.7)
DTA validation adjustment	1.3
R&D credits	0.6
Other, net	0.3
Effective tax rate	23.9%

As of December 31, 2018, the net deferred tax liability balance is $87.7 million, comprised of $90.7 million deferred tax liabilities and $3.0 million deferred tax assets. These amounts primarily relate to amortization of acquired intangible assets and differences between book and tax basis of investments, partially offset by compensation expenses. As it is more likely than not that the deferred tax asset will be utilized in later years, no valuation allowance is required.

As of December 31, 2018, we had $4.4 million of unrecognized tax benefits (which include interest), $4.1 million of which would affect tax expense if recognized.

The Exchange recognized $0.2 million in interest related to income taxes for the year ended December 31, 2018. The Exchange accrued $0.5 million as of December 31, 2018 for interest, net of tax effect.

The Exchange's operating results will be included in the consolidated federal income tax return and applicable state and local income tax returns filed by Nasdaq for tax year 2018. Nasdaq federal income tax returns for the years 2008 through 2014 are currently under examination by the Internal Revenue Service ("IRS") and we are subject to examination by the IRS for years 2015 through 2017. Several state tax returns are currently under examination by the respective tax authorities for the years 2007 through 2016, and the Exchange is subject to examination for 2017.

7. Employee Benefits

Pension Plan and Postretirement Benefit Plan

The Exchange participates in a trusteed non-contributory pension plan and a postretirement benefit plan covering substantially all employees of PHLX and its subsidiary. The Exchange provides defined benefits

Nasdaq PHLX LLC and Subsidiary

Notes to Consolidated Financial Statements (continued)

7. Employee Benefits (continued)

that are based primarily on years of service and based on an employee's average pay over the employee's career with the Exchange.

The postretirement benefit plan provides certain health care and life insurance benefits for retired employees. Substantially all of the Exchange's employees may become eligible for those benefits if they reach normal retirement age while employed by the Exchange and fulfill other eligibility requirements as specified by the plan.

Subsequent to the acquisition of the Exchange by Nasdaq on July 24, 2008, the Philadelphia Stock Exchange, Inc. and Stock Clearing Corporation of Philadelphia Employees' Pension Plan (the "PHLX Pension Plan") was "frozen," effective December 31, 2008. As a result, future service and salary for all participants will not count toward an accrual of benefits under the PHLX Pension Plan after December 31, 2008. However the PHLX Pension Plan legally remains in effect and all of the other terms and conditions of the PHLX Pension Plan (including those governing the time and form of benefit payment) continue to apply without any change. Accordingly, the "freeze" did not accelerate the payment of benefits under the PHLX Pension Plan. The "freeze" had no effect on the PHLX Pension Plan but did result in a curtailment gain in the Postretirement Benefits Plan. The PHLX Pension Plan is currently sponsored by the Exchange and funded by the Parent.

The funded status of the PHLX defined benefit plan and postretirement benefit plan is as follows:

	Pension Benefits		Postretirement Benefits	
		(In Millions)		
Benefit obligation, end of year	$	47.9	$	0.8
Fair value of plan assets, beginning of year		40.6		–
Actual return on plan assets		(1.9)		–
Employer contributions		12.4		0.3
Benefits paid		(2.4)		(0.3)
Fair value of plan assets, end of year		48.7		–
Over (under) funded status, end of year	$	0.8	$	(0.8)
Amounts recognized in consolidated balance sheet at December 31, 2018:				
Accrued retirement obligations	$	0.8	$	(0.8)
Net amount recognized in consolidated balance sheet	$	0.8	$	(0.8)
Amounts recognized in accumulated other comprehensive loss at December 31, 2018:				
Unrecognized actuarial loss/(gain)	$	15.4	$	(6.0)

Nasdaq PHLX LLC and Subsidiary

Notes to Consolidated Financial Statements (continued)

7. Employee Benefits (continued)

The postretirement benefit plan provides certain health care and life insurance benefits for retired employees.

The accumulated benefit obligation for the pension plan at December 31, 2018 was $47.9 million, of which $0.8 million was overfunded. The overfunded portion of the accumulated benefit obligation for the pension plan is included in *Accrued retirement obligation* on the Consolidated Balance Sheet. The accumulated postretirement benefit obligation at December 31, 2018 was $0.8 million and is included in *Accrued retirement obligation* on the Consolidated Balance Sheet.

The weighted-average assumptions used to determine obligations at December 31, 2018 were as follows:

	Pension Benefits	Postretirement Benefits
Weighted-average assumptions used to determine obligations at December 31, 2018:		
Discount rate	4.45%	4.45%
Rate of compensation increase	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost for year ended December 31, 2018:		
Discount rate	3.70%	3.70%
Expected long-term return on plan assets	6.00%	N/A
Rate of compensation increase	N/A	N/A

The Exchange sets the discount rate assumption annually for its retirement-related benefit plan at the measurement date to reflect the yield of high-quality fixed-income debt instruments.

The Exchange's net periodic pension cost and other postretirement benefits costs include the following components:

	Pension Benefits	Postretirement Benefits
	(In Millions)	
Service cost	$ –	$ –
Interest cost	1.9	–
Expected return on plan assets	(2.5)	–
Recognized net actuarial loss	1.1	(0.4)
Net periodic benefit cost	$ 0.5	$ (0.4)

22

Nasdaq PHLX LLC and Subsidiary

Notes to Consolidated Financial Statements (continued)

7. Employee Benefits (continued)

The Exchange's expected long-term rate on pension plan assets of 6.00% is based on the aggregate historical returns of the investments that comprise the defined benefit plan portfolio. The investment strategy of the plan is to achieve an asset allocation balance within planned targets to preserve principal while obtaining an average 6.00% annual return for the long-term.

The Exchange's strategy is to fund its defined benefit pension plan obligations. The need for further contributions will be based on changes in the value of plan assets and the movements of interest rates during the year. The Exchange does not expect to contribute to the pension plan in 2019; however, additional contributions may be made to improve the funded status of the plan. The Exchange's pension plan asset allocation at December 31, 2018, and target allocation for 2019 by category are as follows:

Asset Category	Percentage of Plan Assets 2018	Target Allocation 2019
Equity securities	0%	10%
Fixed income securities	87%	90%
Other investment strategies and cash	13%	0%

The plan assets of the PHLX Benefit plans are invested per target allocations adopted by Nasdaq's Pension and 401(k) Committee and are primarily invested in collective fund investments in fixed income securities, which are valued at net asset value. The net asset value is a practical expedient to estimate fair value. Asset allocations are reviewed quarterly and adjusted, as appropriate, to remain within target allocations. The investment policy is reviewed on an annual basis, with the advice of an investment consultant, to determine if the policy or asset allocation targets should be changed.

Equity securities include securities held in various classes of domestic, international and emerging market equities. Fixed income securities include investments in U.S. fixed income and emerging markets debt. Other investment strategies include securities held in multi-strategy hedge funds, and securities held in real estate funds. Securities held in multi-strategy hedge funds are held in multiple asset classes and include investments in equity and fixed income securities. Securities held in real estate funds include investments in a real estate exchange traded fund and an open-end commingled fund.

The expected rate of return on plan assets for the benefit plans represents PHLX's long-term assessment of return expectations which may change based on significant shifts in economic and financial market conditions. The long-term rate of return on plan assets is derived from return assumptions determined based on asset classes held and weighted based on the current target allocation for each class. Over the long term, PHLX's investments in equity securities are expected to return between 7.8% and 8.9%, investments in fixed income securities are expected to return between 4.4% and 5.6%, and cash is expected to return 2.9%. While PHLX considered the benefit plans' recent performance and other economic growth and inflation factors, which are supported by long-term historical data, the return expectations for each of these asset categories represents a long-term prospective return. Based on historical experience, PHLX believes

Nasdaq PHLX LLC and Subsidiary

Notes to Consolidated Financial Statements (continued)

7. Employee Benefits (continued)

that the plans' asset managers overall will provide a modest (1% per annum) premium to their respective market benchmark indexes.

The following assumed benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the next ten fiscal years as follows:

	Pension Benefits		Postretirement Benefits	
		(In Millions)		
Fiscal year ended:				
2019	$	2.2	$	0.2
2020		2.1		0.1
2021		2.2		0.1
2022		2.3		0.1
2023		2.3		0.1
2024–2028		14.0		0.2
	$	25.1	$	0.8

Supplemental Executive Retirement Plan

The Exchange maintains nonqualified Supplemental Executive Retirement Plans ("SERP") for certain key executives. The SERP is unfunded. The funded status of the SERP (in millions) is as follows:

Benefit obligation, end of year	$	13.6
Change in plan assets		
Fair value of plan assets, beginning of year	$	–
Employer contributions		1.2
Benefits paid		(1.2)
Fair value of plan assets, end of year	$	–
Funded status (unfunded), end of year	$	(13.6)
Amounts recognized in accumulated other comprehensive loss at December 31, 2018:		
Unrecognized actuarial loss	$	(0.8)

The accumulated benefit obligation for the SERP at December 31, 2018 was $13.6 million which is included in *Accrued retirement obligation* on the Consolidated Balance Sheet. Weighted-average assumptions used to determine benefit obligations at December 31, 2018:

Nasdaq PHLX LLC and Subsidiary

Notes to Consolidated Financial Statements (continued)

7. Employee Benefits (continued)

Discount rate	4.45%
Rate of compensation increase	N/A

Weighted-average assumptions used to determine net periodic benefit cost for year ended December 31, 2018:

Discount rate	3.70%
Expected long-term return on plan assets	N/A
Rate of compensation increase	N/A

The Exchange sets the discount rate assumption annually for its retirement-related benefit plan at the measurement date to reflect the yield of high-quality fixed-income debt instruments.

The Exchange's net periodic SERP cost includes the following components (in millions):

Interest cost	$	0.5
Recognized net actuarial loss		1.1
Net periodic benefit cost	$	1.6

The following assumed benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the next ten fiscal years as follows (in millions):

Fiscal year ended:		
2019	$	1.2
2020		1.2
2021		1.2
2022		1.2
2023		1.2
2024–2028		5.8
	$	11.8

As part of the Exchange acquisition on July 24, 2008, the Exchange accrued for future tax liabilities to be incurred by certain senior executives related to future SERP payouts. At December 31, 2018, the Exchange had a remaining payable of $5.8 million, which is included in *Accrued retirement obligation* on the Consolidated Balance Sheet.

Savings Plan

The Exchange also participates in a voluntary defined contribution 401(k) plan that covers substantially all of the Exchange and its subsidiary's employees. Employer contributions to this 401(k) plan were $0.6 million during the year ended December 31, 2018, and are included in *Compensation and benefit* on

Nasdaq PHLX LLC and Subsidiary

Notes to Consolidated Financial Statements (continued)

7. Employee Benefits (continued)

the Consolidated Statement of Income. The Exchange's plan was merged into the 401(k) plan of Nasdaq effective January 1, 2009.

8. Share-Based Compensation

The Exchange is part of a share-based compensation program that provides Nasdaq's Board of Directors broad discretion in creating employee equity incentives. As such, share-based compensation is allocated to us from Nasdaq. Share-based awards, or equity awards, granted under this program include stock options, restricted stock and Performance Stock Units ("PSUs").

PSUs are based on performance measures that impact the amount of shares that each recipient will receive upon vesting. The Exchange has two performance-based long-term PSU programs for certain officers, a one-year performance-based program and a three-year cumulative performance based program that focuses on Total Shareholder Return ("TSR").

Under the one -year performance-based program, an employee may receive from 0.0% to 150.0% of the target amount granted, depending on the achievement of performance measures. These awards vest ratably on an annual basis over a three-year period commencing with the end of the performance period. Compensation cost is recognized over the performance period and the three-year vesting period, taking into account an estimated forfeiture rate. The grant date fair value of PSUs is based on the closing price of Nasdaq stock at the date of grant less the present value of future cash dividends.

Under the three-year performance-based program, each individual receives PSUs with a three -year cumulative performance period that vest at the end of the performance period. Compensation cost is recognized over the three-year vesting period. Performance will be determined by comparing Nasdaq's TSR to two peer groups, each weighted 50.0%. The first peer group consists of exchange companies, and the second peer group consists of all companies in the S&P 500. Nasdaq's relative performance ranking against each of these groups will determine the final number of shares delivered to each individual under the program. The payout under this program will be between 0.0% and 200.0% of the number of PSUs granted and will be determined by Nasdaq's overall performance against both peer groups. However, if Nasdaq's TSR is negative for the three-year performance period, regardless of TSR ranking, the payout will not exceed 100.0% of the number of PSUs granted. The Exchange estimates the fair value of PSU's granted under the three-year PSU program using the Monte Carlo simulation model, as these awards contain a market condition. Assumptions used in the Monte Carlo simulation model include the weighted average risk-free rate and the expected volatility. The risk-free interest rate for periods within the expected life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The Parent uses historic volatility for PSU awards issued under the TSR program, as implied volatility data could not be obtained for all the companies in the peer groups used for relative performance measurement within the TSR program. Any expenses related to this program that impacts employees of the Exchange are allocated to the Exchange.

Nasdaq PHLX LLC and Subsidiary

Notes to Consolidated Financial Statements (continued)

8. Share-Based Compensation (continued)

Restricted stock is generally time-based and vests over a four-year period beginning on the date of the grant. The grant date fair value of restricted stock awards is based on the closing price of Nasdaq stock at the date of grant less the present value of future cash dividends. Restricted stock awards granted generally vest 25.0% on the second anniversary of the grant date, 25.0% on the third anniversary of the grant date, and 50.0% on the fourth anniversary of the grant date. The Exchange recognizes compensation expense for restricted stock awards on a straight-line basis over the requisite service period of the award, taking into account an estimated forfeiture rate.

Stock options are also time-based and expire ten years from the grant date, vesting ratably over a four-year period.

The following table shows the total share-based compensation expense allocated to the Company through an intercompany transaction from Nasdaq resulting from equity awards for the year ended December 31, 2018 included in *Compensation and benefits* on the Consolidated Statement of Income:

	Year Ended December 31, 2018
	(In thousands)
Share-based compensation expense before income taxes	$ 1,285
Income tax benefit	(347)
Total share-based compensation expense after income taxes	$ 938

At December 31, 2018, $1.8 million of total unrecognized compensation cost related to restricted stock and PSUs are expected to be recognized over a weighted-average period of 1.7 years.

9. Related-Party Transactions

PHLX engages in related party transactions with the Parent and its affiliates. Third party revenues earned by PHLX are collected on its behalf by the Parent resulting in receivables from affiliated companies. Additionally, expenses incurred by PHLX are settled on its behalf by the Parent or the Parent's other wholly-owned subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

PHLX, its Parent, and affiliates share certain services such as accounting, finance, legal, and other administrative support. Expenses related to these shared services are allocated to the Exchange and its affiliates through intercompany charges based on an allocation model. These expenses represent amounts related to the Exchange's proportionate share of each expense incurred. Expenses allocated to the Exchange totaled $7.1 million for the year ended December 31, 2018, and are included in *General, administration, and other* on the Consolidated Statement of Income.

Notes to Consolidated Financial Statements (continued)

9. Related-Party Transactions (continued)

Occupancy costs are based on leases and adjusted for allocations to/from Nasdaq based on a corporate allocation model based on usage by entity. The Exchange allocated out $4.3 million in expenses for the year ended December 31, 2018, which is included in *General, administration, and other* on the Consolidated Statement of Income.

The Exchange incurs expenses relating to equities and options contracts routed to other external and internal venues on behalf of the Exchange by NES, a routing broker-dealer subsidiary of the Parent, resulting in payables to affiliated companies. The Exchange also earns transaction and access fees from NES for equities and options contracts routed to PHLX, resulting in amounts receivable from affiliated companies. PHLX assessed $0.4 million in transaction and access fees to NES for options contracts routed to PHLX and $1.7 million in transaction and access fees to NES for equity shares routed to PHLX.

A Regulatory Services Agreement exists between PHLX, The Nasdaq Stock Market LLC ("EXCH"), NASDAQ BX Inc. ("BX"), Nasdaq ISE, LLC ("ISEL), Nasdaq GEMX, LLC ("GEMX"), and Nasdaq MRX, LLC ("MRX") that allows one Self-Regulatory Organization ("SRO") to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

At December 31, 2018, $101.0 million remained in *Payable to Nasdaq, Inc.* All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, such as the Exchange, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with Nasdaq's intercompany settlement policy. In 2018, the Exchange did not settle any intercompany balances. The Exchange records all transactions to and from affiliates, including tax, subject to the netting arrangement (Services Agreement) into a single account.

10. Commitment and Contingencies

Regulatory Matters

SROs in the securities industry are an essential component of the regulatory structure of the Securities Exchange Act of 1934 (the "Exchange Act"), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. A Regulatory Services Agreement exists between PHLX, EXCH, ISEL, GEMX, MRX, and BX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements,

Nasdaq PHLX LLC and Subsidiary

Notes to Consolidated Financial Statements (continued)

10. Commitment and Contingencies (continued)

including the requirement to make records available to the SEC for examination. The Exchange has been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course and in connection with settlements with the SEC. To the extent such actions or reviews and inspections result in regulatory or other changes, the Exchange may be required to modify the manner in which it conducts its business, which may adversely affect its business.

The Financial Industry Regulation Authority ("FINRA") provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. The Exchange has a limited direct regulatory role in conducting real-time market monitoring, options surveillance, rulemaking and some membership functions through the Exchange's MarketWatch department. The Exchange refers suspicious trading behavior discovered by its regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

Under our Limitation of Liability Rule and procedures, the Exchange, subject to certain caps, provides compensation for losses directly resulting from the trading systems' actual failure to correctly process an order, quote, message or other data into our platform. The Exchange does not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable. The Limitation of Liability Rule and procedures apply to both cash equity and derivative trading in the aggregate.

General Litigation

PHLX may be involved in litigation arising in the normal course of business. PHLX is not a party to any litigation that management believes could have a material adverse effect on PHLX's business, financial condition, or operating results. Consequently, no legal reserve has been recorded or is deemed necessary as of December 31, 2018.

Operating Leases

Rental expense was $1.6 million for the year ended December 31, 2018 and is reflected in *General, administration, and other* on the Consolidated Statement of Income. The Exchange has classified amounts totaling $7.8 million as deferred credits at December 31, 2018. The deferred rent credit represents the tenant improvement allowance paid to the Exchange and will be amortized over the life of the lease.

The Exchange's minimum future annual rental obligations, exclusive of insurance, maintenance, and other costs, applicable to existing non-cancelable operating leases with third parties, are as follows (in millions):

Nasdaq PHLX LLC and Subsidiary

Notes to Consolidated Financial Statements (continued)

10. Commitment and Contingencies (continued)

	Gross Lease Commitment	Sublease Income	Net Lease Commitment
	(in millions)		
Year ending December 31:			
2019	$ 4.1	$ 0.9	$ 3.2
2020	4.3	1.0	3.3
2021	4.2	1.0	3.2
2022	4.3	1.0	3.3
2023	3.8	0.4	3.4
2024 and thereafter	34.1	-	34.1
	$ 54.8	$ 4.3	$ 50.5

11. Risks and Uncertainties

PHLX's market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of PHLX's market participants to use its markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the exchange.

The markets in which PHLX competes are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. PHLX may not be able to keep up with rapid technological and other competitive changes affecting its industry. For example, PHLX must continue to enhance its electronic trading platforms to remain competitive, and its business will be negatively affected if its electronic trading platforms fail to function as expected. If PHLX is unable to develop its electronic trading platforms to include other products and markets, or if its electronic trading platforms do not have the required functionality, performance, capacity, reliability and speed required by its business, as well as by its customers, PHLX may not be able to compete successfully. Further, its failure to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development efforts, could have a material adverse effect on its business, financial condition and operating results.

PHLX is exposed to credit risk related to transaction, access, and market data services that are billed to customers on a monthly basis, in arrears. PHLX's potential exposure to credit losses on these transactions is represented in the *Receivables, net* balance on the Consolidated Balance Sheet. PHLX customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates changes in the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect PHLX's consolidated financial position and results of operations.

11. Risks and Uncertainties (continued)

PHLX's business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of PHLX's markets, including its pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that PHLX submits. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on PHLX's business, financial condition and operating results. PHLX must compete not only with Alternative Trading Systems, known collectively as dark pools, that are not subject to the same SEC approval process but also with other exchanges that may have lower regulation and surveillance costs than it. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail ("CAT") to improve regulators' ability to monitor trading activity. In addition to increased regulatory obligations, implementation of a consolidated audit trail could result in significant additional expenditures, including to implement any new technology to meet any plan's requirements. Creating CAT has required the development and implementation of complex and costly technology. This development effort has been funded by the SROs (including PHLX) in exchange for promissory notes that PHLX expects to be repaid at such time that the SEC approves the assessment of fees for the funding of CAT. The SEC could determine not to approve the assessment of such fees in which case some or all of the promissory notes would not be repaid. In addition, the ongoing failure to timely launch or properly operate such technology exposes PHLX and other exchanges to SEC fines. PHLX, in conjunction with all other national securities exchanges, has funded CAT NMS, LLC which shall create, implement, and maintain the CAT. At December 31, 2018, PHLX holds $4.3 million in promissory notes from CAT MNS, LLC and the amount due is included in *Other assets* on the Consolidated Balance Sheet.

12. Fair Value of Financial Instruments

The Exchange's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Consolidated Balance Sheet for *Cash and cash equivalents* approximate fair value based on the on-demand nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including *Receivables, net, Tax receivable, Other assets, Accounts payable and accrued expenses, Accrued personnel costs, Payable to Nasdaq, Inc., Section 31 fees payable to the SEC, Other accrued liabilities*, and *Other liabilities*, are reported at their contractual amounts, which approximate fair value.

13. Subsequent Events

The Exchange has evaluated subsequent events through June 24, 2019, the date the consolidated financial statements were available to be issued, and has determined that there are no known events that require disclosure in the consolidated financial statements or accompanying notes in accordance with ASC 855, Subsequent Events.